UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement   ☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-2

C. R. Bard, Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-12.

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:

(2)   Form, Schedule or Registration Statement No.:

_____

(3)   Filing Party:

_____

(4)   Date Filed:

_____



C. R. BARD, INC.
730 Central Avenue
Murray Hill, New Jersey 07974

March 14, 2008

Dear Shareholder:

Your Board of Directors joins me in extending an invitation to attend the 2008 Annual Meeting of Shareholders which will be held on Wednesday, April 16, 2008, at the Dolce Basking Ridge, 300 North Maple Avenue, Basking Ridge, New Jersey. The meeting will start promptly at 10:00 a.m.

We sincerely hope you will be able to attend and participate in the meeting. We will be acting on the items set forth in the accompanying Notice and Proxy Statement.

If you plan to attend the meeting and are a shareholder of record, please mark your proxy card in the space provided for that purpose. An admission ticket is included with the proxy card for each shareholder of record. If your shares are not registered in your name, please advise the shareholder(s) of record (your bank, broker, etc.) that you wish to attend. That firm must provide you with evidence of your ownership, which will enable you to gain admission to the meeting.

Whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. As a shareholder of record, you can vote your shares by telephone or over the Internet in accordance with the instructions set forth on the enclosed proxy card, or mark your vote on the proxy card, sign and date it and mail it in the envelope provided.

Sincerely,

TIMOTHY M. RING
Chairman and
Chief Executive Officer

C. R. BARD, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 16, 2008

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of C. R. Bard, Inc. will be held on Wednesday, April 16, 2008, at the Dolce Basking Ridge, 300 North Maple Avenue, Basking Ridge, New Jersey, at 10:00 a.m. for the following purposes:

1. To elect three Class III directors for a term of three years;

2. To approve the 2003 Long Term Incentive Plan of C. R. Bard, Inc., as amended and restated;

3. To approve the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated;

4. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year 2008;

5. To approve an amendment to the C. R. Bard, Inc. Restated Certificate of Incorporation to provide for majority voting in uncontested elections of directors; and

6. To transact such other business as may properly come before the meeting and any adjournments thereof.

Only shareholders of record at the close of business on February 25, 2008 are entitled to notice of and to vote at the meeting.

Copies of the 2007 Annual Report to Shareholders and Form 10-K of C. R. Bard, Inc. for 2007 are enclosed with this Notice, the attached Proxy Statement and the accompanying proxy card.

All shareholders are urged to attend the meeting in person or by proxy. Shareholders who do not expect to attend the meeting in person are requested to vote either: (i) by telephone as directed on the enclosed proxy card; (ii) over the Internet as directed on the enclosed proxy card; or (iii) by completing, signing and dating the enclosed proxy card and returning it promptly in the self-addressed envelope provided.

By order of the Board of Directors

STEPHEN J. LONG
Vice President, General Counsel and Secretary

March 14, 2008

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 16, 2008:

The Proxy Statement, the 2007 Annual Report to Shareholders and the Form 10-K of C. R. Bard, Inc. for 2007 are available at www.envisionreports.com/bcr.

**NO MATTER HOW MANY SHARES YOU OWNED
ON THE RECORD DATE, YOUR VOTE IS IMPORTANT.**

PLEASE INDICATE YOUR VOTING INSTRUCTIONS EITHER: (i) BY TELEPHONE AS DIRECTED ON THE ENCLOSED PROXY CARD; (ii) OVER THE INTERNET AS DIRECTED ON THE ENCLOSED PROXY CARD; OR (iii) ON THE ENCLOSED PROXY CARD BY SIGNING, DATING AND RETURNING IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN PHONING IN YOUR VOTE, VOTING OVER THE INTERNET OR MAILING YOUR PROXY CARD PROMPTLY.

C. R. BARD, INC.
730 Central Avenue
Murray Hill, New Jersey 07974

PROXY STATEMENT

GENERAL

We are furnishing this proxy statement to the shareholders of C. R. Bard, Inc. in connection with the solicitation by our Board of Directors of proxies to be voted at the 2008 Annual Meeting of Shareholders referred to in the attached notice and at any adjournments of that meeting. The Annual Meeting will be held on Wednesday, April 16, 2008, at the Dolce Basking Ridge, 300 North Maple Avenue, Basking Ridge, New Jersey, at 10:00 a.m. We expect to mail this proxy statement and the accompanying proxy card or voting instruction card beginning on March 14, 2008 to each shareholder entitled to vote.

This proxy statement, the 2007 Annual Report to Shareholders and the Form 10-K of C. R. Bard, Inc. for 2007 are available at www.envisionreports.com/bcr.

When used in this proxy statement, the terms "we," "us," "our," "the Company" and "C. R. Bard" refer to C. R. Bard, Inc.

Voting

You should specify your choices with regard to each of the proposals on the enclosed proxy card or voting instruction card. The persons named as proxies will vote all properly executed proxy cards that are delivered by shareholders to us in time to be voted at the Annual Meeting (and that are not revoked as described below) in accordance with the directions noted on the proxy card. In the absence of such instructions from you, the persons named as proxies will vote the shares represented by a signed and dated proxy card "FOR" the election of all director nominees, "FOR" the approval of the 2003 Long Term Incentive Plan of C. R. Bard, Inc., as amended and restated, "FOR" the approval of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated, "FOR" the ratification of the appointment of the independent registered public accounting firm and "FOR" the amendment to our Restated Certificate of Incorporation to provide for majority voting for directors in uncontested elections. If any other matters properly come before the Annual Meeting, the persons named as proxies will vote upon those matters according to their discretion.

Revocation of Proxies

Any stockholder delivering a proxy has the power to revoke it at any time before it is voted by:

- giving notice of revocation in writing to our Secretary, at C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974 (by mail or overnight delivery);

- executing and delivering to our Secretary or our transfer agent a proxy card relating to the same shares bearing a later date than the original proxy; or

- voting in person at the Annual Meeting.

Please note, however, that under the rules of the national stock exchanges, any beneficial owner of our common stock whose shares are held in street name by a member brokerage firm may revoke his or her proxy and vote his or her shares in person at the Annual Meeting only in accordance with applicable rules and procedures of those exchanges, as employed by the beneficial owner's brokerage firm. In addition, if you hold your shares in street name, you must have a proxy from the record holder of the shares to vote in person at the Annual Meeting.

Quorum

Under New Jersey law and our By-Laws, the presence in person or by proxy of the holders of a majority of the shares of our common stock issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum.

Vote Required

Directors are elected by a plurality of the votes cast at the Annual Meeting. The approval of Proposals No. 2, 3, 4 and 5 requires the affirmative vote of a majority of the votes cast on each proposal, provided that in the case of Proposal No. 2, a majority of the outstanding shares of common stock votes on the proposal.

Our transfer agent will tabulate the votes cast at the Annual Meeting. Votes withheld for the election of directors have no impact on the election of directors. Abstentions and broker non-votes are counted as shares present at the Annual Meeting for purposes of determining a quorum. Abstentions and broker non-votes are not included in the determination of the shares voted and, therefore, will have no effect on Proposals No. 2, 3, 4 or 5.

Participants in our 401(k) plan may direct the plan trustee how to vote the shares allocated to their accounts. The 401(k) plan provides that the trustee will vote any shares for which the trustee does not receive voting instructions in the same proportion as the shares voted by the plan's participants.

Outstanding Voting Securities

On February 25, 2008, the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting, our outstanding voting securities consisted of 100,654,087 shares of common stock. Each share is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below indicates all persons who, to our knowledge, beneficially owned more than 5% of our outstanding common stock:

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
FMR LLC	14,230,078[1]	14.0%
82 Devonshire Street		
Boston, Massachusetts 02109		
Capital World Investors	6,992,210[2]	6.9%
333 South Hope Street		
Los Angeles, CA 90071[2]		

(1) Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR LLC ("FMR") and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 13,129,231 shares, or 12.885% of the outstanding shares of our common stock, as a result of acting as an investment adviser to various investment companies. Each of Edward C. Johnson 3d, FMR's Chairman, FMR, through its control of Fidelity, and the investment companies has sole power to dispose of 13,129,231 shares owned by those investment companies. The Boards of Trustees of the investment companies have the sole power to vote the 13,129,231 shares owned by the investment companies. Strategic Advisers, Inc., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,550 shares, or 0.002% of the outstanding shares of our common stock, as a result of its service as an investment advisor to individuals. Members of Mr. Johnson's family are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR, which comprise approximately 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Through their ownership of voting common stock and the shareholders' voting agreement, members of the Johnson family group may be deemed, under the Investment Company Act of 1940, to form a controlling group as to FMR. Fidelity International Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, an investment manager to various non-U.S. investment companies, is the beneficial owner of 952,663 shares, or 0.935% of the outstanding shares of our common stock. FIL has sole dispositive power over all of these shares and sole power to direct the voting over 55,300 of these shares. Mr. Johnson is the Chairman of FIL, and through partnerships controlled predominantly by members of his family or trusts for their benefit, has the power to vote approximately 47% of FIL voting stock. Pyramis Global Advisors, LLC ("PGALLC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 54,401 shares, or 0.053% of the outstanding shares of our common stock, as a result of its service as an investment manager to various institutional accounts, non-U.S. mutual funds or investment companies. Each of Mr. Johnson and FMR, through its control of PGALLC, has sole power to vote and dispose of the 54,401 shares of our common stock owned by those institutional accounts or funds advised by PGALLC. Pyramis Global Advisors Trust Company ("PGATC"), 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 92,233 shares, or 0.091% of our outstanding common stock, as a result of its serving as investment manager of institutional accounts owning such shares. Each of Mr. Johnson and FMR, through its control of PGATC, has sole power to vote and dispose of the 92,233 shares of our common stock owned by the institutional accounts managed by PGATC. The foregoing information is based on Amendment No. 4 to the Schedule 13G filed by FMR on February 14, 2008 reporting ownership as of December 31, 2007.

(2) Capital World Investors ("CWI"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and an investment division of Capital Research and Management Company ("Capital Research"), is deemed to be the beneficial owner of 6,992,210 shares or 6.9% of the outstanding shares of our common stock as a result of Capital Research's service as an investment adviser to various investment companies. CWI disclaims beneficial ownership of all of these shares. CWI has sole dispositive power with respect to all of these shares and sole voting power with respect to 1,800,000 of these shares. The foregoing information is based on a Schedule 13G filed by CWI on February 11, 2008 reporting ownership as of December 31, 2007.

SECURITY OWNERSHIP OF MANAGEMENT

The table below contains information as of February 25, 2008 with respect to the beneficial ownership of our common stock by each of the following, in each case, based on information provided by these individuals:

- directors and director nominees;

- our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers during the last fiscal year, whom we collectively refer to as the "named executive officers"; and

- all directors and executive officers as a group.

Unless otherwise noted in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of our common stock shown as beneficially owned.

| Name | Shares of Common Stock Beneficially Owned | | |
	Held as of February 25, 2008[1][2]	Right to Acquire Within 60 Days of February 25, 2008 Under Options	Percent of Class
Marc C. Breslawsky	49,548	17,600	*
T. Kevin Dunnigan	57,773	17,600	*
Herbert L. Henkel	19,433	11,600	*
Brian P. Kelly	60,221	147,000	*
Theodore E. Martin	15,133	5,600	*
Gail K. Naughton	5,539	4,400	*
Amy S. Paul	75,778	157,200	*
Timothy M. Ring	204,386	1,090,437	1.27%
Todd C. Schermerhorn	67,232	431,826	*
Tommy G. Thompson	7,356	1,200	*
John H. Weiland	223,747	451,163	*
Anthony Welters	29,449	16,400	*
Tony L. White	44,599	17,600	*
All Directors and Executive Officers as a group (19 people)	983,143	2,590,952	3.46%

* Represents less than 1% of our outstanding common stock.

(1) Includes phantom stock shares credited to the accounts of non-employee directors under our Deferred Compensation Contract, Deferral of Directors' Fees for non-employee directors, as follows: Marc C. Breslawsky, 23,359; T. Kevin Dunnigan, 21,210; Herbert L. Henkel, 8,716; Theodore E. Martin, 4,992; Tommy G. Thompson, 2,228; Anthony Welters, 11,622; and Tony L. White, 18,762. See "Director Compensation — Fees and Deferred Compensation." Also includes share equivalent units credited to the accounts of non-employee directors under the Stock Equivalent Plan for Outside Directors, as follows: Marc C. Breslawsky, 18,989; T. Kevin Dunnigan, 24,617; Herbert L. Henkel, 6,653; Theodore E. Martin, 4,907; Gail K. Naughton, 3,503; Tommy G. Thompson, 2,528; Anthony Welters, 11,795; and Tony L. White, 18,989. See "Director Compensation — Stock Equivalent Plan for Outside Directors." Non-employee directors do not have the right to vote phantom stock shares or share equivalent units.

(2) Includes restricted stock units purchased under our Management Stock Purchase Program, as follows: Brian P. Kelly, 27,198; Amy S. Paul, 29,549; Timothy M. Ring, 42,988; Todd C. Schermerhorn, 19,017; John H. Weiland, 78,493; and all executive officers (other than the named executive officers) as a group, 37,944. See "Executive Officer Compensation — Nonqualified Deferred Compensation — MSPP." Participants in the Management Stock Purchase Program do not have the right to vote restricted stock units.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the federal securities laws, our directors, officers and ten percent shareholders are required to report to the Securities and Exchange Commission, or the "SEC," and the New York Stock Exchange, or the "NYSE," by specific dates, transactions and holdings in our common stock. Based on our records and other information provided by those persons, we believe that during fiscal year 2007 all of these filing requirements were timely satisfied, except for an amended Form 3 for John DeFord filed to correct an inadvertent under-reporting of two option grants on his original Form 3 filing.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

There are currently ten members on our Board of Directors, which is divided into three classes. Class I consists of Marc C. Breslawsky, Herbert L. Henkel, Tommy G. Thompson and Timothy M. Ring, whose terms expire in 2009. Class II consists of Theodore E. Martin, Anthony Welters and Tony L. White, whose terms expire in 2010. Class III consists of T. Kevin Dunnigan, Gail K. Naughton and John H. Weiland, whose terms expire at the Annual Meeting.

Upon election by the shareholders, directors serve for a three-year term and until their successors are elected and qualified. Votes pursuant to the accompanying proxy will be cast, unless otherwise indicated on the proxy, for the election of the three nominees named below. In the event that any nominee is unable to serve as a director, the accompanying proxy will be voted for such other person or persons as may be nominated by the Board of Directors. We have no reason to believe that any nominee will be unable to serve.

Set forth below are the names, principal occupations and ages of the three nominees for election as directors and of the other current directors, as well as information relating to other positions held by them with us and other companies. The information set forth below as to principal occupation is for at least the last five years. There are no family relationships among or between any of the directors, executive officers and nominees for director.

Nominees for Re-election as Class III Directors
(Terms to Expire in 2011)



T. Kevin Dunnigan

Retired Chairman of Thomas & Betts Corporation (electrical connectors and components) since December 2005, having been Chairman from January 2004 to December 2005, having been a director since 1975 and having been Chairman, President and Chief Executive Officer from October 2000 to January 2004, Chairman from 1992 to May 2000, Chief Executive Officer from 1985 to 1997 and President from 1980 to 1994; age 70. Mr. Dunnigan has been a director of C. R. Bard since December 1994 and is a member of the Executive Committee, Audit Committee and Finance Committee. He is also a director of Deere & Company.



Gail K. Naughton, Ph.D.

Dean, College of Business Administration, San Diego State University since August 2002, and Chairman and Chief Executive Officer of Histogen, Inc. (regenerative medicine) since June 2007, having been Vice Chairman of Advanced Tissue Sciences, Inc. (ATS) (human-based tissue engineering) from March 2002 to October 2002, President from August 2000 to March 2002, President and Chief Operating Officer from 1995 to 2000 and co-founder and director since inception in 1991; age 52. In March 2003, ATS liquidated pursuant to an order of the United States Bankruptcy Court for the Southern District of California, following the filing of a voluntary petition under Chapter 11 in October 2002. Dr. Naughton has been a director of C. R. Bard since July 2004 and is a member of the Regulatory Compliance Committee and Science and Technology Committee. She is also a director of SYS Technologies.



John H. Weiland

President and Chief Operating Officer of C. R. Bard since August 2003, having been Group President from April 1997 to August 2003 and Group Vice President from March 1996 to April 1997; age 52. Mr. Weiland joined C. R. Bard from Dentsply International in March 1996. Mr. Weiland has been a director of C. R. Bard since April 2005. He is also a director of West Pharmaceuticals Services, Inc.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
THE ELECTION OF ALL DIRECTOR NOMINEES.

Other Directors of the Company

Class I Directors
(Terms Expire in 2009)



Marc C. Breslawsky

Retired Chairman and Chief Executive Officer of Imagistics International Inc. (formerly Pitney Bowes Office Systems) (document imaging solutions) since December 2005, having been Chairman and Chief Executive Officer from December 2001 to December 2005; President and Chief Operating Officer of Pitney Bowes Inc. from 1996 to 2001, Vice Chairman from 1994 to 1996 and President of Pitney Bowes Office Systems from 1990 to 1994; age 65. Mr. Breslawsky has been a director of C. R. Bard since June 1996 and is a member of the Audit Committee and Finance Committee. He is also a director of UIL Holdings Corporation and The Brink's Company.



Herbert L. Henkel

Chairman, President and Chief Executive Officer of Ingersoll-Rand Company (manufacturer of industrial products and components) since May 2000, having been President and Chief Executive Officer since October 1999 and President and Chief Operating Officer from April to October 1999; President and Chief Operating Officer of Textron, Inc. from 1998 to 1999, having been President of Textron Industrial Products from 1995 to 1998; age 59. Mr. Henkel has been a director of C. R. Bard since April 2002 and is a member of the Executive Committee, Compensation Committee, Governance Committee and Finance Committee. He is also a director of 3M Company.



Tommy G. Thompson

Former U.S. Department of Health and Human Services Secretary from February 2001 to January 2005, having been Governor of Wisconsin from November 1986 to February 2001; age 66. Mr. Thompson has been a partner in the Akin Gump Strauss Hauer & Feld LLP law firm since March 2005, has served as Independent Chairman of the Deloitte Center for Health Solutions since March 2005 and has been President of Logistics Health, Inc. (medical readiness and homeland security solutions) since February 2005. Mr. Thompson has been a director of C. R. Bard since August 2005 and is a member of the Science and Technology Committee and Regulatory Compliance Committee. Mr. Thompson is a recipient of the prestigious Horatio Alger Award. He is also a director of Centene Corporation, PURE Bioscience and SpectraScience, Inc.



Timothy M. Ring

Chairman and Chief Executive Officer of C. R. Bard since August 2003, having been Group President from April 1997 to August 2003, Group Vice President from December 1993 to April 1997 and Corporate Vice President-Human Resources from June 1992 to December 1993; age 50. Mr. Ring has been a director of C. R. Bard since August 2003 and is a member of the Executive Committee. He is also a director of CIT Group Inc.

Class II Directors
(Terms Expire in 2010)



Theodore E. Martin

Retired President and Chief Executive Officer of Barnes Group Inc. (manufacturer of precision metal parts and distributor of industrial supplies) since December 1998, having been President and Chief Executive Officer from 1995 to 1998 and Group Vice President from 1990 to 1995; age 68. Mr. Martin has been a director of C. R. Bard since October 2003 and is a member of the Audit Committee, Finance Committee, Science and Technology Committee and Regulatory Compliance Committee. He is also a director of Ingersoll-Rand Company, Unisys Corporation and Applera Corporation.



Anthony Welters

Executive Vice President, UnitedHealth Group (a diversified health and well-being company), since December 2006, and President, Public and Senior Markets Group since September 2007, having been President and Chief Executive Officer of AmeriChoice Corporation, a UnitedHealth Group Company, and Chairman and Chief Executive Officer of AmeriChoice Corporation and its predecessor companies since 1989; age 53. Mr. Welters has been a director of C. R. Bard since February 1999 and is a member of the Compensation Committee, Governance Committee, Science and Technology Committee and Regulatory Compliance Committee. Mr. Welters is a recipient of the prestigious Horatio Alger Award and serves as a director of the Horatio Alger Association. He is also a director of West Pharmaceutical Services, Inc. and Qwest Communications International, Inc. and serves as Chairman of the Board of Trustees for the Morehouse School of Medicine in Atlanta.



Tony L. White

Chairman, President and Chief Executive Officer of Applera Corporation (life science systems and products) since September 1995; age 61. Mr. White has been a director of C. R. Bard since July 1996 and is a member of the Executive Committee, Governance Committee and Compensation Committee. He is also a director of Ingersoll-Rand Company.

CORPORATE GOVERNANCE

Director Independence

The NYSE listing standards require that a majority of our Board of Directors be independent. No director qualifies as independent unless the Board of Directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. In accordance with the NYSE listing standards, our Board of Directors has adopted Corporate Governance Guidelines. The Corporate Governance Guidelines are available on our website at www.crbard.com, and we will provide a copy to shareholders, free of charge, upon request. The Corporate Governance Guidelines contain categorical standards for director independence. These standards provide that the following relationships will not be considered a material relationship that would impair a director's independence:

- A director who is a director, an executive officer or an employee, or whose immediate family member is a director, an executive officer or an employee, of a company that makes payments to, or receives payments from, C. R. Bard for goods or services in an amount which, in any single fiscal year, is less than the greater of $1,000,000 or 2% of that other company's consolidated gross revenues; or

- A director who serves, or whose immediate family member serves, as an executive officer, director, trustee or employee of a charitable organization and our discretionary charitable contributions to the organization are less than the greater of $1,000,000 or 2% of that organization's consolidated gross revenues.

The Board of Directors has determined that all of the current members of the Board of Directors, other than Mr. Ring and Mr. Weiland, are independent under the NYSE listing standards and satisfy our categorical standards set forth above. In making this determination, the Board of Directors considered ordinary course, arm's-length commercial transactions with companies for which Messrs. Breslawsky, Martin and Welters serve as directors, with companies for which Mr. Henkel serves as a director and/or an executive officer, and with an affiliate of the organization for which Mr. Thompson serves as an independent chairman. In each case, the amount of the transactions with these companies was significantly below the thresholds set forth in the NYSE listing standards and in the categorical standards in our Corporate Governance Guidelines.

In addition, in accordance with the NYSE listing standards, the Board of Directors has determined that the Audit Committee, Compensation Committee and Governance Committee are composed entirely of independent directors. The Board of Directors has also determined that each member of the Audit Committee is independent under the provisions of the Sarbanes-Oxley Act of 2002 applicable to audit committee independence, including the rules of the SEC thereunder.

We have adopted a Business Ethics Policy that is available on our website at www.crbard.com, and we will provide a copy to shareholders, free of charge, upon request.

The Board of Directors and Committees of the Board

The Board of Directors held six regular meetings and one special meeting in 2007. During 2007, each director attended more than 75% of all meetings of the Board of Directors and Committees on which he or she served.

Director Attendance at Annual Meetings

We encourage all of the directors to attend the annual meeting of shareholders. To that end, and to the extent reasonably practicable, we regularly schedule a meeting of the Board of Directors on the same day as the annual meeting of shareholders. Each member of the Board of Directors attended the 2007 annual meeting of shareholders.

Board Committees

The Board of Directors had the following standing committees in 2007: an Audit Committee, a Compensation Committee, a Governance Committee, a Regulatory Compliance Committee, a Science and Technology Committee, a Finance Committee and an Executive Committee.

<u>Audit Committee</u>

The Audit Committee, currently composed of directors Breslawsky, Dunnigan and Martin, met six times during 2007. Mr. Dunnigan chairs the Audit Committee. Mr. Dunnigan also conducted several interim meetings with management to review our quarterly earnings press releases and filings relating to certain of our benefits plans. The Board of Directors has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by the rules and regulations adopted by the SEC. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee operates under a written charter that is available on our website at www.crbard.com, and we will provide a copy to shareholders, free of charge, upon request.

The principal functions of the Audit Committee are to:

- appoint, compensate, terminate and oversee the work of our independent registered public accounting firm;

- approve in advance all audit and non-audit services provided by our independent registered public accounting firm;

- review with management and our independent registered public accounting firm, prior to public dissemination, our earnings press releases and annual and quarterly financial statements, including disclosure contained in Management's Discussion and Analysis of Financial Condition and Results of Operations;

- review, in consultation with our independent registered public accounting firm, management and our internal auditors, our financial reporting processes, including internal controls; and

- report regularly to the full Board of Directors, including with respect to any issues that arise regarding the quality or integrity of our financial statements, the performance and independence of our independent registered public accounting firm or the performance of our internal audit function.

<u>Compensation Committee</u>

The Compensation Committee, currently composed of directors Henkel, Welters and White, met seven times during 2007. Mr. White chairs the Compensation Committee. Each member of the Compensation Committee must be determined by the Board of Directors to be an independent, non-employee and outside director under the rules of the NYSE, Rule 16b-3 under the Exchange Act and Section 162(m) of the Internal Revenue Code, respectively. In 2007, the Board of Directors determined that all members of the Compensation Committee met these requirements. Except for the standard compensation received in connection with service on the Board of Directors and its committees, the members of the Compensation Committee are not eligible to participate in any of our compensation plans or programs that they administer. The Compensation Committee operates under a written charter that is available on our website at www.crbard.com, and we will provide a copy to shareholders, free of charge, upon request.

The principal functions of the Compensation Committee are to:

- establish and review our overall compensation philosophy;

- review and approve corporate goals and objectives relevant to the CEO's and other executive officers' compensation;

- evaluate the performance of the CEO and, with the assistance of the CEO, the performance of our other executive officers, and determine and approve the annual salary, bonus, equity-based incentives and other benefits and perquisites of the CEO and our other executive officers;

- periodically review compensation programs and policies;

- review, monitor and approve equity-based compensation plans;

- produce a report for inclusion in the annual proxy statement in accordance with applicable rules and regulations; and

- report regularly to the full Board of Directors on executive compensation matters.

Executive Officer Compensation Process

The Compensation Committee generally fulfills certain of its key responsibilities at its meetings held in February, June and December of each year. At its February meeting, the Committee approves the amount of the annual incentive bonus awards, if any, for the prior plan year under our 2005 Executive Bonus Plan, evaluates the CEO's performance for the year, approves increases to base salaries for senior executives for the upcoming year and establishes the performance targets for the upcoming plan year under our 2005 Executive Bonus Plan. At its June meeting, the Committee approves annual equity awards under our 2003 Long Term Incentive Plan. At its December meeting, the Committee establishes the budget for merit-based increases in base salaries that are made early in the following year, establishes preliminary goals for the CEO for the following year and discusses preliminary performance targets for the upcoming plan year under our 2005 Executive Bonus Plan.

The Compensation Committee has the authority to select and/or retain compensation consultants to assist in the evaluation of executive compensation. To obtain access to independent compensation data, analysis and advice, a compensation consultant, Watson Wyatt Worldwide, was retained in 2007 on behalf of the Compensation Committee. A representative of Watson Wyatt attends Compensation Committee meetings as necessary. The principal projects assigned to the consultant include evaluation of the composition of the peer group of companies, evaluation of levels of executive compensation as compared to general market compensation data and the peer companies' compensation data and evaluation of proposed compensation programs or changes to existing programs.

In making its executive compensation decisions, the Compensation Committee also receives recommendations from the CEO for all executive officers other than himself, as discussed in more detail in the Compensation Discussion and Analysis below. The CEO reviews and discusses with Watson Wyatt its reports in order to make base salary, annual bonus target and long-term incentive recommendations for the other executive officers. He also regularly attends Compensation Committee meetings, although he is not present when the Committee discusses his compensation, which occurs in executive session.

Although the Compensation Committee believes that input from the consultant and management provides it with a useful perspective, the Committee makes the final decisions as to the compensation programs and levels for all executive officers. The Compensation Committee has authority under its charter to delegate its responsibilities to a subcommittee of the Committee but did not do so in 2007.

Compensation Committee Interlocks and Insider Participation

None of the directors on the Compensation Committee is or was formerly an officer or employee of C. R. Bard or had any relationship or related party transaction requiring disclosure under the rules of the SEC. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

<u>Governance Committee</u>

The Governance Committee, currently composed of directors Henkel, Welters and White, met four times during 2007. Mr. Henkel chairs the Governance Committee. The Governance Committee operates under a written charter that is available on our website at www.crbard.com, and we will provide a copy to shareholders, free of charge, upon request. The Governance Committee has authority under its charter to delegate its responsibilities to a subcommittee of the Committee but did not do so in 2007.

The principal functions of the Governance Committee, which also serves the nominating committee role, are to:

- identify individuals qualified to become directors and select, or recommend that the Board of Directors select, the candidates for director to be elected by the Board of Directors or by the shareholders at an annual or special meeting;

- advise and make recommendations to the Board of Directors on all matters concerning Board procedures and directorship practices;

- take a leadership role in shaping our corporate governance; and

- consider and make recommendations to the Board of Directors regarding directors' compensation and benefits.

Director Nomination Process

In considering possible candidates for director, the Governance Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board of Directors. In addition, the Governance Committee seeks candidates who contribute knowledge, experience and skills in at least one of the following core competencies in order to promote a Board of Directors that, as a whole, possesses these core competencies: accounting and finance, business judgment, management, industry knowledge, international markets, leadership and strategy/vision. In considering candidates for the Board of Directors, the Governance Committee considers the entirety of each candidate's credentials and believes that, at a minimum, each nominee should satisfy the following criteria: highest character and integrity; experience and understanding of strategy and policy-setting; reputation for working constructively with others; sufficient time to devote to Board matters; and no conflict of interest that would interfere with performance as a director.

In the case of incumbent directors whose terms of office are set to expire, the Governance Committee considers these directors' overall service to us during their term, including attendance at meetings, level of participation and quality of performance. In the case of new director candidates, the Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm to assist in identifying potential candidates. The Governance Committee then meets to discuss and consider candidates' qualifications and independence and solicits input from other directors. A director will contact those prospective candidates who appear likely to be able to fill a significant need of the Board of Directors and satisfy the criteria described above to discuss the position. If there appears to be sufficient interest, the director who recommended the candidate will arrange an in-person meeting. If the Governance Committee, based on the results of these contacts, believes it has identified a viable candidate, it will discuss the matter with the full Board of Directors.

Shareholders may recommend director candidates for consideration by the Governance Committee. Recommendations should be submitted to our Secretary. The Governance Committee will evaluate shareholder-recommended director candidates in the same manner as it evaluates director candidates identified by other means. The shareholder making the recommendation should provide to the Governance Committee his or her name and address, that shareholder's ownership of our common stock, a brief biography of the candidate, the candidate's share ownership and any other information requested by the Governance Committee. See "Proposals of Shareholders" below for the notice and deadline requirements for shareholder recommendations.

Director Compensation Process

The Governance Committee conducts an analysis of director compensation each year at its meeting held in October. The Governance Committee reviews survey data that is compiled by management from several independent sources in an effort to compare the amount and types of compensation offered by us against that of other companies and establishes an overall aggregate range of targeted compensation for non-employee directors. The survey data includes information from companies in healthcare and other industries. Among other factors, the Governance Committee considers the aggregate value of all forms of director compensation and the mix of compensation provided in the form of cash versus non-cash compensation, such as equity awards. In general, changes in director compensation are made by the Board of Directors upon the recommendation of the Governance Committee. The Governance Committee has discretion, under our 2005 Directors' Stock Award Plan, to make stock or option awards in addition to those that are specifically called for in the plan. A description of the various elements of compensation provided to non-employee directors is set forth below under the heading "Director Compensation." Directors who are also our employees do not receive additional compensation for their services as directors of the Company. The Governance Committee has authority under its charter to delegate its responsibilities to a subcommittee of the Committee but did not do so in 2007.

Regulatory Compliance Committee

The Regulatory Compliance Committee, currently composed of directors Martin, Naughton, Thompson and Welters, met twice during 2007. Mr. Welters chairs the Committee. The principal functions of the Regulatory Compliance Committee are to oversee our compliance with laws, regulations and standards of conduct administered by, and commitments to, regulatory agencies worldwide with jurisdiction over us and our products.

Science and Technology Committee

The Science and Technology Committee, currently composed of directors Martin, Naughton, Thompson and Welters, met twice during 2007. Mr. Martin chairs the Committee. The principal function of the Science and Technology Committee is to review and make recommendations on our science and technology portfolio and strategies.

Finance Committee

The Finance Committee, currently composed of directors Breslawsky, Dunnigan, Henkel and Martin, met twice during 2007. Mr. Breslawsky chairs the Committee. The principal functions of the Finance Committee are to review our dividend policy, share repurchase authorizations, investment and borrowing programs and performance of retirement plan assets.

Executive Committee

The Executive Committee, currently composed of directors Dunnigan, Henkel, Ring and White, did not meet in 2007. Mr. Ring chairs the Committee. The Executive Committee has all of the authority of the Board of Directors, except as limited by law or rule or NYSE listing standards.

Executive Sessions of Independent Directors

The independent directors hold regular executive sessions without management present. The presiding director of these executive sessions rotates among the independent directors.

Communications with the Board of Directors

Shareholders and other interested parties may communicate directly with the Board of Directors, the independent members of the Board of Directors or the Audit Committee. The process for doing so is described on our website at www.crbard.com on the "Contact and Support" page.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

I. General Compensation Philosophy and Procedures

The primary objective of our overall executive compensation program is to provide balanced, comprehensive, competitive and cost-effective rewards for the short and long term. The Compensation Committee, or the "Committee," has designed and administered our executive compensation program with the following objectives in mind:

- Compensation is performance-based: A substantial portion of the total compensation opportunity should be variable and dependent upon our operating and financial performance against pre-established goals approved by the Committee.

- Compensation is aligned with shareholder interests: The program should align the interests of executives with the long-term interests of our shareholders by encouraging ownership of our stock and providing other incentives to maximize the value of the Company for our shareholders.

- Compensation supports the business strategy: Our compensation program should reinforce our underlying business strategy and objectives by rewarding successful achievement of our business goals.

- Compensation opportunities are market competitive and promote the retention of key executive officers: Our compensation program should attract and reward experienced executives who are proven managers and consistently deliver operational and financial results, as well as retain our executive talent in a highly competitive market while managing costs.

We have designed our executive compensation program in particular to incentivise achievement of earnings, sales and other financial metrics that we believe generate value for our shareholders, as well as achievement of operational results and high levels of individual performance. We believe that compensation levels in the medical device industry are dynamic and very competitive as a result of the need to attract qualified executives with the necessary skills and experience to keep up with the complex regulatory environment in which we operate and to understand the rapidly changing medical technology that affects our business. As described in more detail below, we believe that our executive compensation program, as currently structured, is effective in achieving our objectives.

As a result of the competitive concerns discussed above, our compensation programs are highly influenced by market practices. We intend total direct compensation opportunities to be targeted between the 50th and 75th percentile of the market. This approach enables us to attract and retain the level of qualified executive talent necessary to deliver sustained performance in a complex, global, medical device organization. We view this target range of compensation as a guideline, not a rule, in setting and adjusting our compensation programs, and the actual amounts of compensation that we pay to our executives may be more or less than the target range in any given year. While the Compensation Committee attempts to base compensation decisions on the most recent market data available, it also recognizes the importance of flexibility, and may go above or below the targeted ranges for any individual or for any specific element of compensation. In addition, the position of each particular executive with respect to the targeted range may vary based on changes in the market, and also based on the executive's salary increases, annual bonuses and value of equity plan grants, all of which are driven by attainment of the individual and corporate financial goals that are described below, as well as the performance of our stock. Although we have no formal policy for allocating between annual and long-term compensation, or between cash and non-cash compensation, the competitive ranges that we have established tend to provide approximately 30% to 40% cash compensation and 60% to 70% equity compensation.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer and certain other executive officers in any year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. We consider deductibility as one factor when we make a decision regarding executive compensation. In order to maximize the deductibility of our executives' pay, we structured our 2005 Executive Bonus Plan and 2003 Long Term Incentive Plan such that performance-based annual incentive bonuses and long-term equity-based compensation paid under those plans for our most senior executives should constitute qualifying performance-based compensation under Section 162(m). However, in some cases, we determine that it is appropriate to provide compensation that may exceed deductibility limits in order to meet market demands and retain key executives. In 2007, we believe we provided competitive compensation to our executive officers without exceeding the deductibility limits of Section 162(m), except for a limited portion of Mr. Ring's compensation.

II. Elements of Executive Compensation

The key elements of compensation for our executive officers are base salary, a performance-based annual incentive award paid in cash that we refer to as the executive's annual bonus, equity awards, and deferred compensation and retirement benefits. Our executive officers are also eligible for certain other benefits and perquisites as described below.

As discussed above, as a starting point, we use a range of the 50th to 75th percentile of the market to establish the total direct compensation for our executive officers, which consists of salary, annual bonus and equity-based grants. As a first step in determining the appropriate amount for each element of the targeted total direct compensation, the Compensation Committee reviews the compensation paid for similar positions at other corporations within a designated peer group prior to determining the compensation of the named executive officers. With the assistance of Watson Wyatt, the compensation consultant retained on behalf of the Committee, the Compensation Committee selected a list of 24 peer companies in 2007. The selected peer companies are companies that fall within a reasonable range (both above and below us) of comparison factors such as revenue, market capitalization and net income, and/or that we compete with for executive talent and whose products we compete with in the marketplace. The consultant developed the proposed list from prior peer groups used by us, suggested additions and deletions to focus on companies in the medical device industry, and then incorporated suggestions from management and the Compensation Committee. The 24 companies comprising the peer group in 2007 were Abbott Laboratories, Allergan, Inc., Applera Corporation, Baxter International Inc., Beckman Coulter, Inc., Becton Dickinson and Company, Biomet, Inc., Bio-Rad Laboratories, Inc., Boston Scientific Corporation, Edwards Lifesciences Corporation, Fisher Scientific International Inc., Genzyme Corporation, Invacare Corporation, Johnson & Johnson, Medtronic, Inc., Millipore Corporation, STERIS Corporation, St. Jude Medical, Inc., Stryker Corporation, Thermo Electron Corporation, Varian, Inc., Varian Medical Systems, Inc., Waters Corporation and Zimmer Holdings, Inc. The compensation consultant was instructed to review base salary, total cash compensation, long-term equity incentives and total direct compensation in relation to the peer group, using compensation market data obtained from proxy statements filed by the peer companies and from compensation survey information that the consultant gathered, evaluated and reported to the Compensation Committee.

In late 2006, to assess our compensation program, Watson Wyatt was engaged to conduct a historical pay-for-performance analysis to evaluate the alignment of pay to performance at the Company versus the peer group. The analysis was based on the most recent three years of reported data, which at that time were 2003, 2004 and 2005. The analysis considered how each of the following compared with our peer group:

- the potential compensation opportunity for our executives over the three year period;

- the amount of compensation our executives actually earned over the three year period as compared to their total potential compensation;

- our performance over the three year period using common financial metrics, including earnings per share growth and total shareholder return; and

- the amount of compensation our executives realized as a percentage of the financial metrics.

The analysis generally concluded that there is a correlation between our financial results and the compensation our executives received. The analysis also evaluated a variety of hypothetical financial performance scenarios to determine whether total compensation would be aligned appropriately with financial performance under those scenarios. Based on the financial performance aspects of the bonus and equity plans, the analysis indicated that our executives' total compensation is expected to align with the corresponding level of financial performance, whether above, at or below the median of the peer group. As a result, the Committee made no changes in the 2007 compensation program in connection with this analysis.

In addition to market data and corporate performance, in making its decisions on executive compensation, the Compensation Committee considers the individual performance of our executive officers. At the beginning of each year, the Committee reviews and as necessary adjusts the key financial and non-financial goals under which it evaluates the Chief Executive Officer's performance. For 2007, these goals included growth in sales and earnings, additional sales from new products and business development activities, enhanced sales execution and sales force retention, growth in international sales, further implementation of a global product launch process and of an ethics/training compliance program globally, quality metrics and gross margin metrics. Then each named executive officer in consultation with Mr. Ring develops his or her individual performance goals. The goals of the other named executive officers in 2007 generally mirrored those of Mr. Ring, with the Group Vice Presidents also being assessed on the achievement of their respective divisions against those goals, where applicable. Each year at the February Compensation Committee meeting, the Committee evaluates Mr. Ring's performance, and Mr. Ring evaluates the performance of the other named executive officers. Each executive officer receives an individual performance rating based on achievement against his or her goals and overall contribution to the Company, with the rating determined based upon an overall evaluation of the executive's performance rather than a formula. The Committee then considers a combination of market data, corporate performance and individual performance ratings in evaluating base salary, equity awards and annual bonus award targets, as described below. There is no pre-established weight assigned to these considerations.

A. Cash Compensation: Base Salaries and Annual Bonus Awards

Base salaries are an integral component of our total compensation program. We use base salary to determine the executive's annual bonus award, which we calculate using a target multiple of base salary. We determine bonus targets by comparing total cash compensation and total direct compensation for our named executive officers to our competitive peer group.

We determine the base salaries for our executive officers, including the named executive officers, by evaluating the competitive marketplace and the responsibilities of the executive. The Compensation Committee also considers the recommendations of our Chief Executive Officer in reviewing and approving the base salaries of all other executive officers, including the other named executive officers. The Chief Executive Officer uses the consultant's report and the performance of the individual, the Company and/or the individual's business unit to make recommendations to the Committee.

Our executive officers receive annual bonus awards under our 2005 Executive Bonus Plan, which is described in detail in the narrative following the Summary Compensation Table below. Each year at its February meeting, the Compensation Committee approves performance targets under the plan. We use an earnings per share target as the primary factor in determining bonus payments because we believe that it provides the best measure of successful corporate performance over time for our executives in a manner that directly reflects the interests of both our Company and our shareholders, consistent with our compensation philosophy. For 2007, the Committee set a target of earnings per share growth of 14% above the prior year's earnings per share, as adjusted for certain pre-approved items. The Committee also set sales, cash flow from operations and return on equity targets as additional objective criteria under which bonus payouts would be determined, although these criteria have significantly less weight in determining the annual bonus award than earnings per share.

In addition, for Mr. Kelly and Ms. Paul, the Committee bases one-half of the annual bonus award on growth in net income and sales for the business unit for which the executive is responsible. These measures were chosen because they reflect the primary operating division growth drivers and ultimately directly impact overall corporate performance. Mr. Kelly manages our Davol, Bard Urological and Bard Electrophysiology divisions, and Ms. Paul manages our international businesses. For 2007, these business unit targets were set at 10% growth in sales and 14% growth in net income. The Committee also set secondary goals for the business unit portion of Mr. Kelly's and Ms. Paul's annual bonus award. These secondary goals consist of goals for gross margin and targeted improvements in customer complaint levels for Mr. Kelly's business unit and a gross margin goal for Ms. Paul's business unit and have significantly less weight in determining the business unit portion of the annual bonus awards.

In order to receive full payment based on corporate performance, an executive must also receive a minimum individual performance rating of fully satisfactory, based in part upon whether the executive achieved his or her individual performance goals established at the beginning of the plan year as described above. If the executive receives less than a fully satisfactory rating, the formula-based bonus payment may be reduced to reflect the level of individual performance. If the executive achieves better than a fully satisfactory rating, no additional compensation is added under the bonus formula because we believe that rewards for higher individual performance are adequately reflected in salary and equity decisions.

In early 2007, the Compensation Committee reviewed the consultant's benchmarking report to determine the competitive level of the named executive officers' cash compensation. The consultant's report indicated that, based on the most recently available data, all named executive officers were within or below the 50th to 75th percentile range, with the exception of Mr. Weiland, who was above the range. Both the consultant and the Committee noted, however, the limitations in the peer group comparison data for Mr. Weiland due to the limited number of peer companies with a comparable position, and instead focused on rewarding him for his high level of performance and contribution to the Company in evaluating his base salary level. Taking into account our compensation philosophies, including the competitive market and expected market increases, retention concerns and the broader Company-wide merit increase, the consultant recommended a base salary increase for the named executive officers of slightly above 4%, noting that the Committee could award higher increases based upon corporate and individual performance and/or the executive officer's relative position to the market. The Committee then reviewed actual corporate and individual performance in 2006 as measured against the Company's and executives' annual performance goals set at the beginning of the year. The goals set in 2006, against which Mr. Ring and the other named executive officers were measured in determining base salary for 2007, included growth in sales and earnings, additional sales from new products and business development activities, enhanced sales execution and sales force retention, growth in international sales, implementation of a global product launch process and further implementation of an ethics/training compliance program globally.

As a result of its review, effective March 1, 2007, the Committee increased Mr. Ring's base salary by $50,000 to $950,000, Mr. Weiland's base salary by $40,300 to $773,500, Mr. Schermerhorn's base salary by $27,500 to $527,500, Mr. Kelly's base salary by $18,000 to $443,000 and Ms. Paul's base salary by $16,700 to $411,700. In determining the amount of increase in base salary for the named executive officers in 2007, the Committee took into account our financial performance in 2006, including 106% performance against our 2006 earnings per share target, 100% performance against our 2006 sales target, 105% performance against our 2006 cash flow target and 104% performance against our 2006 return on equity target, all in accordance with criteria approved for 2006 under our 2005 Executive Bonus Plan. Increases of approximately 5.5% for each of Messrs. Ring, Schermerhorn and Weiland recognized our performance in 2006 and the strength of leadership, direction and management they each demonstrated in leading us during the year. Their increases were consistent with percentage increases for employees who were exceptional performers in 2007 and with the compensation consultant's recommendations. Following these increases, Mr. Ring remained below the 50th percentile of base salary for the peer group, with Mr. Schermerhorn within the 50th to 75th percentile range and Mr. Weiland above the range. Consistent with our compensation objectives, however, total direct compensation for each of Messrs. Ring, Weiland and Schermerhorn fell within the range. The increase of 4.2% for each of Mr. Kelly and Ms. Paul reflected achievement of sales goals in both of their respective business units and income goals in Mr. Kelly's business unit, in each case, at levels slightly below targets set for 2006, while also taking into account their base salary positions below the 50th percentile of the competitive market. These increases fell within our guidelines for employee salary increases and were consistent with the compensation consultant's recommendations.

Because the Committee adjusted bonus targets in 2006 and believed that these targets remained appropriate in light of peer group data, it did not adjust bonus targets for the named executive officers for 2007, leaving them at 125% of base salary for Mr. Ring, 100% for Mr. Weiland, 90% for Mr. Schermerhorn, and 80% for Mr. Kelly and Ms. Paul.

In early 2008, the Compensation Committee reviewed the achievement of the bonus targets set in early 2007 and determined the 2007 bonus awards for the named executive officers. For 2007, the Company achieved 115.2% of its financial goals, and Mr. Kelly's and Ms. Paul's business units achieved an average of 14.8% and 66.1% of their goals, respectively. All of the named executive officers also received a performance rating of at least fully satisfactory. The annual bonus award earned in the 2007 plan year by each named executive officer is set forth in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. These awards were determined formulaically based on achievement of the financial metrics set by the Committee, as described in more detail in the narrative following the table.

B. Equity-Based Compensation

2007 Annual Long-Term Equity-Based Incentives

Our annual long-term incentive program consists of grants of stock options and restricted stock. All grants of equity are made under our 2003 Long Term Incentive Plan, and are described in detail below in the narrative following the Summary Compensation Table. We provide long-term equity awards in part because we believe executive ownership of our common stock aligns executive interests with those of shareholders and is therefore a priority. The Committee also believes that these awards are especially valuable as a recruiting and retention tool, particularly given the extensive use of these types of awards in the market in which we compete for executive talent. Consequently, a significant portion of our named executive officers' total direct compensation opportunity is in the form of equity awards under the 2003 Long Term Incentive Plan.

Until 2005, we historically granted stock options and restricted stock at the Compensation Committee meeting held in July of each year. However, due to changes in our Board calendar removing the July meeting, along with a desire to maintain our historical practice, the Committee now approves our annual grants at a meeting held in June with grants to be made in July. The exercise price for stock options is determined on the July grant date and is equal to the fair market value of our common stock on that date, which is defined under our 2003 Long Term Incentive Plan as the average of the high and low prices of the common stock on the New York Stock Exchange on that date. The Committee also has discretion to make grants off-cycle for purposes such as new hires, promotions and retention. Any off-cycle stock option grants would have an exercise price equal to the fair market value of our common stock on the grant date. Other than the retention grants discussed below, no off-cycle grants were made to the named executive officers in 2007.

In June 2007, the Compensation Committee reviewed a peer group report prepared by our compensation consultant to assist the Committee in determining equity compensation values for each named executive officer. The report showed the current positioning of each executive within the peer group and provided recommended ranges of award values for each executive, using both a range of multiples of the executive's base salary and a range of grant date fair values of the proposed total equity award. These recommended ranges were generally within or slightly below the 50th to 75th percentile of the market. The consultant's recommendations reflected slight increases in the ranges for the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer over the ranges used in 2006. The report also analyzed the mix of value between stock options and restricted stock and made recommendations for the Committee's consideration regarding an appropriate mix that met the targeted value. Based on the consultant's analysis, the Committee determined to retain the mix used in 2006 of approximately two-thirds of the value of the equity grant in the form of stock options and one-third of the value in the form of restricted stock. This mix provides a balance of current value at the grant date in the form of restricted stock, and future value (assuming an increasing stock price) from both stock options and restricted stock. The Committee believes that this approach balances the performance potential in both elements of equity compensation.

To determine the target value of the equity awards for each of the named executive officers, the Compensation Committee took into account the consultant's analysis of market trends (including total cash and equity compensation) and the individual performance of each of the named executive officers. The Committee also noted that due to the increase in our stock price from 2006, more value would be delivered to the executives with fewer shares. Messrs. Ring, Weiland and Schermerhorn received equity compensation valued at multiples of their base salaries of approximately 5.18, 4.21 and 3.77, respectively, consistent with 2006 multiples, reflecting factors including the leadership, direction and management strength demonstrated by each of them and their exceptional performance in 2006. Mr. Kelly and Ms. Paul received equity compensation valued at multiples of their base salaries of approximately 2.28 and 2.46, respectively, taking into account both the achievement of their business unit goals slightly below 2006 targeted levels and the fact that their equity compensation value was below the 50th percentile for the peer group analyzed by the consultant. The equity compensation awards for each of the named executive officers were consistent with the ranges recommended by the consultant and within or slightly below the 50th to 75th percentile range for the peer group. The long-term equity awards made to the named executive officers in 2007 are set forth below in the Grants of Plan-Based Awards in 2007 table and described in more detail under "Non-Equity Incentive Plan Compensation" in the narrative preceding the table.

The restricted stock awards made in 2007 are subject to both "performance-based" vesting and "time-based" vesting, as discussed in more detail in the narrative following the Summary Compensation table below. Performance-based vesting must occur before the time-based vesting begins. For the grants made in July 2007, the Compensation Committee determined that performance-based vesting will occur upon the achievement of a growth in earnings per share of 14% over a rolling four-fiscal-quarter period. Once the performance-based target is met, the restricted stock then vests in full three years following the date of the performance-based vesting. The Committee changed the time-based vesting period to three years, as opposed to the four-year period used in 2006, to better reflect the risk to the named executive officers that the awards might never vest based on performance and in recognition of competitive market practices. As a result, the earliest that the restricted stock awards can fully vest is four years after grant.

The stock options granted in 2007 vest on the fifth anniversary of the grant date; however, in order to link the equity opportunity to Company performance, the 2007 option grants allow for early vesting of the entire award upon the achievement of growth in earnings per share of 28% over a rolling eight-fiscal-quarter period, as discussed in more detail in the narrative following the Summary Compensation table below. As a change from the prior year grant, the Committee removed the potential for accelerated vesting of 50% of the option award based on achievement of a lower earnings per share target after a rolling four-fiscal-quarter period, due to our desire to simplify our accounting for option expense and enhance the retention aspects of the grant. As a result, the earliest that the option awards can fully vest is two years after grant.

The Compensation Committee designed the vesting schedules of the 2007 awards to be deductible under Internal Revenue Code Section 162(m) and to deliver compensation over a period of years, which assists in its goal of executive retention. In addition, the Committee gave both the restricted stock and options performance-based vesting features in order to encourage and reward successful achievement of our business goals.

The Compensation Committee also grants limited stock appreciation rights, or "LSARs," to the executive officers in tandem with stock options. The LSARs vest at the same rate as the related stock options, but are exercisable only within 60 days after a change of control of C. R. Bard. We grant LSARs in tandem with stock options to provide our executive officers with the opportunity to realize the benefits of the change in control transaction, even if there are restrictions on trading following the change in control. The LSARs are discussed in more detail below under the heading "Potential Payments Upon Termination or Change of Control."

As discussed in more detail below under the heading "Potential Payments Upon Termination or Change of Control," stock options become fully vested and exercisable if the officer terminates employment by reason of death, disability or retirement. Restricted stock will vest if the officer terminates employment by reason of death or disability. Upon the occurrence of a change of control, all unvested stock options, restricted stock (other than the retention grants discussed below) and premium units purchased under our Management Stock Purchase Program vest immediately. We accelerate vesting in each of these circumstances because we believe that the executive has satisfied his or her obligations to us.

<u>2007 Retention Grants</u>

The Compensation Committee annually reviews our management succession plan. The purpose of the review is to ensure that executive talent is identified and being developed so that an orderly transition will occur in the event of retirement or termination of key executives. In conjunction with the succession planning review, the Committee worked with its consultant and senior management to determine whether compensation and benefit programs were adequately providing retention opportunities for our most senior executives for the next several years. The Committee's objective was to provide consistent levels of retention incentives for a period of time, up to and including the period when retirement benefits under our Supplemental Insurance/Retirement Plan, discussed in more detail below, would vest for those individuals and become a more valuable retention component. As a result of the review, the consultant provided a report to the Committee that identified a period of time in which our programs provide a lower value of retention incentives than other periods and identified an approach that would assist in retaining the most senior executives through that period of time.

Based on the consultant's report and the Committee's discussions, in July 2007, the Compensation Committee determined to make additional retention grants of performance-based restricted stock to our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer in the amounts of 18,000 shares, 12,000 shares and 10,500 shares, respectively. In making these grants, the Committee considered the importance of these executives to both the current and future management of the Company and noted that the experience and performance of these senior executives could make them potentially attractive to other companies. The Committee designed the grants to act as an incentive for the executives to continue providing services to the Company and to further align the interests of these executives with those of our shareholders. To meet these objectives, the Committee set the retention awards at approximately 90% of each executive's annual grant, plus an additional approximately 50% of his annual grant for Mr. Schermerhorn's award due to his exceptional performance, capabilities and, given his age, the longer period of time before our retirement plans become a more effective retention tool for him. To enhance their retention value, the Committee considered these grants as the first in a series of potential grants, with any subsequent grants made at the Committee's discretion and not guaranteed.

The terms and conditions of the retention grants are substantially similar to the annual restricted stock grants discussed above, with both performance-based and time-based vesting criteria, as discussed in more detail in the narrative following the Summary Compensation table below. Performance-based vesting occurs upon the achievement of earnings per share growth of 14% over a rolling four-fiscal-quarter period. The time-based vesting criteria for the retention grants extend for four years following the date of the performance-based vesting, one year more than the annual grants, to make them more effective as a retention tool. Unlike the annual restricted stock grants, upon the occurrence of a change of control, any unvested retention grants will not automatically become either performance or time vested and will remain subject to any vesting and transferability restrictions, except to the extent that the Compensation Committee determines otherwise.

<u>Management Stock Purchase Program</u>

We maintain the Management Stock Purchase Program, or "MSPP," because we believe ownership of our common stock aligns an executive's interests with those of our shareholders and is therefore a priority. We describe the MSPP in more detail below under the Nonqualified Deferred Compensation table. Under the MSPP, executives are required to contribute a portion of their annual bonus to purchase restricted stock units until they meet certain minimum ownership requirements described below under "Stock Ownership Guidelines." In addition, each executive has the option to contribute additional bonus amounts. Each unit represents the right to receive one share of our common stock. In order to encourage participation, promote retention and offset the risk of holding the units for a required minimum of four years, we give the executive a 30% discount from the lower of the fair market value of our common stock on the first business day in July of the previous year or the date the annual bonus is paid, which is typically the second Wednesday in February. In 2007, the price used was $72.71, the fair market value of our common stock on July 3, 2006. For 2007, all of the named executive officers participated in the program even though they have all met their ownership requirements. To more closely equate ownership of the units with actual ownership of our common stock, we pay dividend equivalents on the units in cash in the same amount as the corresponding dividend on our common stock.

Out of the total number of units purchased, a number of units with a value equal to the amount of the 30% discount are considered "premium units." The premium units fully vest four years from the purchase date. Under the terms of the MSPP, an executive forfeits all premium units if his or her employment terminates during this four-year period, except that the executive receives a prorated number of premium units if his or her employment terminates because of death, disability or retirement. A participant is always 100% vested in his or her non-premium units. In addition, all premium units become fully vested upon a change of control of C. R. Bard. We provide prorated vesting upon death, disability and retirement and full vesting upon a change of control because, in each of these circumstances, we believe that the executive has satisfied his or her obligations to us. The Committee also has discretion to approve full vesting. In determining whether to exercise this discretion, the Committee considers on a case-by-case basis the relevant circumstances, our past practices and then-current market practices.

Stock Ownership Guidelines

To further align the interests of management and shareholders, we maintain formal stock ownership guidelines for the named executive officers and others holding senior executive positions at the corporate and business unit levels. The ownership guidelines are expressed in terms of the value of the common stock (including restricted stock), stock units and stock options, including shares in our 401(k) plan, held by the executive as a multiple of that executive's base salary. Under these guidelines, the Chief Executive Officer is required to own common stock having a value equal to a multiple of five times base salary, the Chief Operating Officer four times base salary, the Chief Financial Officer and Group Vice Presidents three times base salary and other executives one to two times base salary. Executives subject to the stock ownership guidelines are required to contribute a minimum of 25% of their annual cash bonuses to purchase restricted stock units under the MSPP until they reach the applicable ownership guidelines. Executives who are subject to ownership guidelines have five years to meet the applicable guidelines. After the executive has reached the applicable ownership guidelines, contribution to the MSPP is voluntary.

While the executive officers are given five years in which to meet the applicable stock ownership guidelines, the Compensation Committee monitors participation and expects that incremental progress will be made each year by each executive officer who has not met the applicable guidelines. All of our named executive officers have met the applicable stock ownership guidelines.

C. Other Benefits and Arrangements

Pension and Supplemental Executive Retirement Plan

We maintain a tax-qualified Employees' Retirement Plan to provide traditional pension benefits for substantially all of our U.S.-based employee population, including the named executive officers. In addition, we maintain a Supplemental Executive Retirement Plan, or "SERP," and an Excess Benefit Plan, to provide benefits to our highly paid employees above the strict limits imposed on the Employees' Retirement Plan benefits under the Internal Revenue Code. We describe these plans in detail below under the Pension Benefits table. We consider retirement programs and other benefits to be essential in the context of total compensation and important for us to remain competitive as an employer. Although there is no direct link to performance for pension benefits, there is a correlation because benefits depend on a participant's cash pay, which is directly linked to performance, as described above. In general, we believe that these programs are customary and competitive with those of our peer group of companies. These benefits also help us to reward long-term service. We believe that it is essential to offer programs that provide a balanced approach to attracting and retaining key executives, and the pension program along with other benefits helps meet that objective.

In early 2007, the Compensation Committee reviewed a report of Hewitt Associates on the Company-wide retirement program. Management retained Hewitt to provide recommendations on the program that take into account our primary objectives for total compensation to our employees. In their report, Hewitt noted the importance of providing a cost-effective, broad, balanced and competitive retirement program to meet the varying needs of the workforce, with a mix of pay and benefits designed to attract and retain top talent. Since the report indicated that the current retirement program meets our objective to provide a competitive level of benefits on a cost effective basis, and in light of the total compensation to our employees, the Committee determined to maintain the current program without any changes.

<u>Supplemental Insurance/Retirement Plan</u>

We believe that our Supplemental Insurance/Retirement Plan, or "SIRP," provides a competitive advantage by offering a program that is particularly attractive to mid-career hires and executives who are promoted to key positions from within C. R. Bard. The SIRP provides supplemental death and retirement benefits to selected key employees, including the named executive officers. The SIRP is a non-qualified deferred compensation plan under which annual accruals generally escalate in value as the executive officer progresses in his or her career. Upon retirement, which is defined under the SIRP as age 55 with five years of service to us, a participant is entitled to payment of his or her benefits under the SIRP. While there is no direct link to performance once an executive officer becomes a participant, the annual accrual is based on the executive officer's position as well as the current year's base salary and bonus payments, which are directly linked to performance, as discussed above. In addition, the SIRP serves as a valuable retention tool, since service for an extended period is generally required for benefits to vest and accruals increase as the participant reaches certain age ranges. Benefits under the SIRP that the executive officer would have otherwise received if he or she remained with us through retirement are also payable, with respect to officers, following a termination of employment within three years after a change of control. The SIRP also provides a disability benefit for a participant who becomes disabled before receipt of retirement benefits. Benefits are paid under the SIRP upon death, disability, retirement or change of control because, in each of these circumstances, we believe that the executive officer has satisfied his or her obligations to us. A participant will forfeit all benefits owed under the SIRP upon violation of a restrictive covenant with us that generally provides that the participant will not engage in business activities that are competitive with our businesses. We describe the SIRP in more detail below under the Nonqualified Deferred Compensation table.

<u>Change of Control and Other Arrangements</u>

We have entered into change of control agreements with each of our executive officers, as described below under the heading entitled "Potential Payments Upon Termination or Change of Control." Given our relative size in our industry and the trend toward consolidation in our industry, we believe that we need strong, market competitive change of control benefits to attract and retain key executives. We believe this to be particularly important during and beyond an acquisition to ensure the ongoing success of our business and to maximize value for our shareholders. As such, other than the "walkaway" exception described below, we structured the change of control agreements with a "double trigger," which requires termination of the executive without cause or by the executive for good reason in connection with a change of control. This structure essentially places the decision of whether or not to trigger change of control benefits largely in the hands of the acquiring company since the consummation of the transaction alone would not trigger the benefit.

We believe that these agreements encourage retention by providing an incentive for the executive to remain with us until the completion of a pending change of control and by providing security to the executive, either in the form of continued employment or severance benefits, following a change of control. If the executive's employment terminates for any reason in the six-month period following the first anniversary of the change in control, the executive would receive his or her change of control benefits. We believe the delayed nature of these "walkaway rights" helps to promote a smooth transition of management following a change of control. These rights also allow the executive to determine whether his or her talents and experience are effectively being utilized by an acquirer and whether his or her career is best served by staying with the acquirer. In 2007, the Compensation Committee reviewed a survey of change of control arrangements of companies in our peer group and noted that our program is, in general, competitive with and customary for senior executives at such companies. As a result, the Committee made no changes to these arrangements in 2007.

In addition, as a result of negotiations with Mr. Weiland at the time of his hire, we entered into an agreement in 1995 with Mr. Weiland that requires us to pay him one year of base salary and bonus if he is terminated without cause. None of our other named executive officers has such an agreement.

<u>Perquisites and Other Benefits</u>

We provide certain perquisites and other benefits to senior executives in order to provide security, convenience and support services that allow them to more fully focus attention on carrying out their responsibilities to us. While peer group data is not generally available on each perquisite or other benefit, we offer the executives a package that we generally view as customary. These perquisites and other benefits assist us in our goal of attracting and retaining key executives. We describe the perquisites and other benefits available to the named executive officers in 2007 in the narrative following the Summary Compensation Table below.

Compensation Committee Report

The following report is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules or the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by us under the Securities Act of 1933, as amended, or the Exchange Act.

To the Board of Directors of C. R. Bard, Inc.:

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement.

Based on the review and discussion referred to above, we recommend to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in this proxy statement and in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

THE COMPENSATION COMMITTEE
Tony L. White, Chairman
Herbert L. Henkel
Anthony Welters

Summary Compensation Table

The table below sets forth information concerning compensation earned by the Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers for 2007. These individuals are referred to as the "named executive officers" throughout this proxy statement. The narrative below the table provides additional information about the data in the table, identified by column heading, and about the data in the Grants of Plan-Based Awards in 2007 table below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Timothy M. Ring	2007	941,667	N/A	1,495,923	3,236,109	1,368,000[3]	227,955	908,895	8,178,549
Chairman and Chief Executive Officer	2006	900,000	N/A	964,327	3,994,924	1,389,420[4]	194,770	652,513	8,095,954
John H. Weiland	2007	766,783	N/A	1,164,604	2,160,040	891,072[3]	179,469	1,044,196	6,206,164
President and Chief Operating Officer	2006	726,500	N/A	731,719	2,713,866	905,502[4]	163,564	737,664	5,978,815
Todd C. Schermerhorn	2007	522,917	N/A	503,891	1,332,211	546,912[3]	74,715	339,715	3,320,361
Senior Vice President and Chief Financial Officer	2006	495,417	N/A	263,847	1,689,528	555,750[4]	74,658	193,296	3,272,496
Brian P. Kelly	2007	440,000	N/A	222,474	697,637	230,360[3]	71,711	354,948	2,017,130
Group Vice President	2006	417,417	N/A	139,616	831,729	363,460[4]	62,031	244,001	2,058,254
Amy S. Paul	2007	408,917	N/A	452,363	882,003	298,565[3]	122,510	568,648	2,733,006
Group Vice President	2006	386,017	N/A	268,206	1,241,286	319,950[4]	105,088	364,050	2,684,597

(1) Amounts in this column represent the aggregate amount of restricted stock expense in 2007 and 2006 for the named executive officers. For a description of the assumptions used to arrive at these amounts, see Note 11 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007, Note 8 to Consolidated Financial Statements contained in our Form 10-K/A for the year ended December 31, 2006 and Note 9 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2002.

(2) Amounts in this column represent the aggregate amount of stock option expense in 2007 and 2006 for the named executive officers. For a description of the assumptions used to arrive at these amounts, see Note 11 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007 and Note 1 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2005.

(3) Amounts represent annual bonus awards paid to the named executive officers in February 2008 relating to our 2007 fiscal year under our 2005 Executive Bonus Plan. Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul contributed all or a portion of their annual bonuses paid in February 2008 in the amounts of $478,800, $891,072, $546,912, $230,360 and $298,565, respectively, to purchase 8,241, 15,336, 9,413, 3,965 and 5,139 restricted stock units, respectively, under the MSPP. These amounts include premium units acquired under the MSPP. We describe the MSPP under the Nonqualified Deferred Compensation table below.

(4) Amounts represent annual bonus awards paid to the named executive officers in February 2007 relating to our 2006 fiscal year under our 2005 Executive Bonus Plan. Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul contributed all or a portion of their annual bonuses paid in February 2007 in the amounts of $486,297, $905,502, $138,938, $363,460 and $313,227, respectively, to purchase 9,556, 17,792, 2,730, 7,142 and 6,155 restricted stock units, respectively, under the MSPP. These amounts include premium units acquired under the MSPP. We describe the MSPP under the Nonqualified Deferred Compensation table below.

(5) A description of the amounts included in this column is set forth below under the heading "Change in Pension Value and Nonqualified Deferred Compensation Earnings."

(6) A description of the items included in this column, including information regarding perquisites, other benefits and tax gross-up payments, is set forth below under the heading "All Other Compensation." The amounts in this column for 2006 were overstated in the prior year's proxy statement due to inclusion of interest (which is not required to be included in this column) on the accruals to accounts under our SIRP. The 2006 amounts and corresponding "Total" amounts for 2006 have been revised to correct the overstatement.

Stock Awards

Annual Grants

In 2007, we granted performance-based restricted stock to the named executive officers under our 2003 Long Term Incentive Plan. The restricted stock is subject to both "performance-based" vesting and "time-based" vesting. Performance-based vesting must occur before the time-based vesting begins. The performance-based vesting criteria are met upon our achievement of certain targeted increases in earnings per share. The performance-based vesting criteria for these grants can be met with respect to 100% of the shares comprising the grants at the end of any rolling four-fiscal-quarter period in which a specified cumulative earnings per share target is met for that period. For grants made in July 2007, the Compensation Committee set a target of earnings per share growth of 14% over this period. For this purpose, earnings per share refers to our net income per diluted share as reported in our annual audited consolidated financial statements, adjusted for certain pre-approved items that the Compensation Committee has determined impact the comparability between periods such as events of an unusual and/or infrequent nature. A description of these events, which are the same as those under our 2005 Executive Bonus Plan, is set forth below under the heading "Non-Equity Incentive Plan Compensation." The vesting date relating to the performance-based criteria is the later of the date of (i) the Board of Directors' determination that the criteria has been met and (ii) our public disclosure of the results of operations that are the basis for such determination. At the earliest, the performance-based vesting criteria can be achieved at the end of the four-quarter period beginning with the quarter in which the grant occurs. If we do not achieve the earnings per share targets in this period, the performance-based vesting criteria continue to be measured each quarter, using the four-quarter period ending with that quarter. Once performance-based vesting occurs, the restricted stock becomes eligible for time-based vesting, which occurs at the end of three years. The shares of restricted stock also become fully vested upon termination of the grantee's employment due to death or disability, or upon a change of control of C. R. Bard. The number of shares of restricted stock granted in 2007 to each of the named executive officers is set forth below in the Grants of Plan-Based Awards in 2007 table. Dividends are payable in cash on all shares of restricted stock in the same amount as the dividend paid on shares of our common stock.

Retention Grants

In 2007, we also granted retention grants in the form of performance-based restricted stock to our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer under our 2003 Long Term Incentive Plan. The restricted stock is subject to both "performance-based" vesting and "time-based" vesting. Performance-based vesting must occur before the time-based vesting begins. The performance-based vesting criteria are the same as those described above for the annual restricted stock grants. Once performance-based vesting occurs, the restricted stock becomes eligible for time-based vesting, which occurs at the end of four years. The shares of restricted stock also become fully vested upon termination of the grantee's employment due to death or disability. Unlike the annual restricted stock grants, however, upon the occurrence of a change of control, any unvested retention grants will not automatically become either performance or time vested and will remain subject to any vesting and transferability restrictions, except to the extent that the Compensation Committee determines otherwise. The number of shares of restricted stock granted in connection with these retention grants is set forth below in the Grants of Plan-Based Awards in 2007 table. Dividends are payable in cash on all shares of restricted stock in the same amount as the dividend paid on shares of our common stock.

Option Awards

We grant stock options with an exercise price equal to the fair market value of our common stock on the date of grant. "Fair market value" is defined under our 2003 Long Term Incentive Plan as the average of the high and low prices of our common stock on the date of grant as reported on the NYSE. The option price is payable in cash, by surrender of shares of our common stock or through a cashless exercise procedure if available.

Stock options generally vest in full on the fifth anniversary of the grant date, but may vest earlier at the end of any rolling eight-fiscal-quarter period, beginning with the quarter in which the grant is made, in which we achieve a specified increase in earnings per share. The vesting date is the later of the date of (i) the Board of

Directors' determination that the criteria has been met and (ii) our public disclosure of the results of operations that are the basis for such determination. For grants made in 2007, the Compensation Committee set the targeted growth in earnings per share at 28% over eight quarters to receive 100% vesting. For this purpose, earnings per share refers to our net income per diluted share as reported in our consolidated financial statements, adjusted for certain pre-approved items that the Compensation Committee has determined impact the comparability between periods such as events of an unusual and/or infrequent nature. A description of these events, which are the same as those under our 2005 Executive Bonus Plan, is set forth below under the heading "Non-Equity Incentive Plan Compensation." The options also become fully vested upon termination of the optionee's employment due to death, disability or retirement, or upon a change of control of C. R. Bard.

Stock options for our named executive officers are granted in tandem with limited stock appreciation rights, or LSARs, which may only be exercised within 60 days after a change of control of C. R. Bard. The LSARs are discussed in more detail below under the heading "Potential Payments Upon Termination or Change of Control."

Non-Equity Incentive Plan Compensation

Our executive officers are eligible for annual incentive awards, which we refer to as the executive's annual bonus, under the provisions of our 2005 Executive Bonus Plan. Each year at the February Compensation Committee meeting, the Committee approves corporate financial targets that are used to determine the eligibility for, and amounts of, awards for the year. Based on the Company's performance against these financial targets, we then apply a formula to each executive's target annual bonus award amount as set by the Compensation Committee. If the executive's individual performance is not fully satisfactory, we may make a downward adjustment to determine the actual payments. The Compensation Committee set Mr. Ring's target annual incentive award at 125% of his annual base salary for 2007. The Committee set Mr. Weiland's target annual incentive award at 100% of his annual base salary and Mr. Schermerhorn's target annual incentive award at 90% of his annual base salary. The Committee set Mr. Kelly's and Ms. Paul's target annual incentive awards at 80% of their respective annual base salaries, with one-half of each of their annual bonus awards based on the performance of their respective business units.

For 2007, the Compensation Committee set a target of earnings per share growth of 14% above the prior year's earnings per share as the first step in determining the amount of annual awards. For this purpose, earnings per share refers to our net income per diluted share as reported in our annual audited consolidated financial statements, but adjusted for certain pre-approved items that the Compensation Committee has determined impact the comparability between periods such as events of an unusual and/or infrequent nature, including changes in tax laws and accounting rules or practices; severance and related costs related to reductions in force of over 100 employees; charges related to legal or regulatory proceedings exceeding $1 million; nonrecurring royalty or licensing payments over $1 million; dilution related to acquisitions, including purchased research and development charges; charges related to divestitures of a business, division or fixed assets; and charges related to impairments of assets made to adjust carrying value to fair value. Achievement of a minimum of 85% of the earnings per share target level was required for any annual bonuses to be paid, with adjustments for earnings per share up to 115% of the target level. Within this range, the target bonus amount is adjusted ratably between 50% of the target bonus at 85% achievement of the earnings per share target and 150% of the target bonus at 115% achievement of the earnings per share target.

After setting the earnings per share target used to calculate annual bonus amounts, the Compensation Committee determined that, if at least target level of earnings per share is achieved, the awards will then be increased based on our average percentage of achievement above our budgets for annual sales, cash flow from operations and return on equity. This average percentage above our budgets is multiplied by the bonus percentage determined based on the level of the earnings per share target achieved, to determine the percentage of each executive's target annual bonus amount that will be paid. If our earnings per share does not at least equal the target level, or if we do not achieve our budgets, the earnings per share level alone will be used to determine the annual bonus amounts, without an adjustment for sales, cash flow from operations and return on equity.

As stated above, half of the bonus for Mr. Kelly and Ms. Paul was determined under the formula described above, with the other half based on a separate formula that measured the performance of their individual business units. Half of these executive's business units' performance was based on the extent to which the business units achieved a targeted increase of 10% in sales over the prior year. The other half of these executive's business units' performance was based on the extent to which the business units achieved a targeted increase of 14% in net income over the prior year. The amount of the annual bonus relating to the performance of their business units is equal to the average of the percentages of each target achieved, which may be lower or higher than 100%, multiplied by half of the executive's overall target annual bonus amount, with no minimum or maximum level of achievement or bonus amount. In addition, the business unit components of Mr. Kelly's and Ms. Paul's annual bonuses for 2007 are also subject to secondary goals, consisting of goals for gross margin and targeted improvements in customer complaint levels for Mr. Kelly and a gross margin goal for Ms. Paul. These secondary goals only impact the annual bonus award amount if they are not met, in which case the annual bonus award is adjusted downward based on the percentage achievement of the secondary goals.

Also, in order to receive full payment of annual bonuses based on our financial performance, each named executive officer must receive a performance rating of at least fully satisfactory, based generally on personal objectives established at the beginning of the plan year as described above in the Compensation Discussion and Analysis. The Compensation Committee evaluates Mr. Ring's individual performance, while Mr. Ring evaluates the performance of each of our other executive officers. In the event the executive were to receive less than a fully satisfactory rating, the formula-based bonus payment would be reduced on a discretionary basis. If the participant were to receive a rating better than fully satisfactory, however, no additional compensation would be added under the bonus formula.

Amounts in the Non-Equity Incentive Plan Compensation column for 2007 represent annual bonuses paid to the named executive officers in 2008 with respect to 2007 fiscal year performance under our 2005 Executive Bonus Plan. For 2007, all of the named executive officers received at least a fully satisfactory rating and therefore received 100% of the formula-based bonus payment. In 2007, we achieved 102% of the earnings per share target, which resulted in 106.7% of target bonus, and the average sales, cash flow from operations and return on equity as a percentage of budget was 108.0%. Therefore, applying the formula established by the Compensation Committee at the beginning of 2007, the corporate financial goals were achieved at 106.7% multiplied by 108.0%, or 115.2%. Therefore, bonuses for Messrs. Ring, Weiland and Schermerhorn were equal to 115.2% of their target annual bonus amounts.

For Mr. Kelly and Ms. Paul, they each received 115.2% of one half of their target annual bonuses as a result of our corporate performance results, and the other half of their bonus was based on the degree to which their business units' results were achieved. In 2007, Mr. Kelly's business units achieved an average of 14.8% of the target for increases in sales and net income, which includes the impact of not meeting his secondary goals. Therefore, he received that percentage of the business unit half of his target annual bonus amount. Ms. Paul's business units achieved an average of 66.1% of the target for increases in sales and net income, which includes the impact of not meeting her secondary goal. Therefore, she received that percentage of the business unit half of her target annual bonus amount.

Payment of annual bonuses is generally made promptly after our Compensation Committee meets in February. The executive officer is generally required to be employed at the end of the fiscal year to be entitled to an annual bonus payment, except in certain cases described below under "Potential Payments Upon Termination or Change of Control."

Change in Pension Value and Nonqualified Deferred Compensation Earnings

Amounts in this column include increases in the present value of the benefits available to the named executive officers under our qualified pension plan, known as the Employees' Retirement Plan, and our non-qualified Supplemental Executive Retirement Plan, or "SERP." We describe these plans and the assumptions used to calculate the present value of the benefits in more detail below under the Pension Benefits table. The amounts shown in the Summary Compensation Table for 2007 and 2006 reflect the increase in the present value of the benefits over our 2006 and 2005 liability, respectively, which was calculated using the same assumptions described under the Pension Benefits Table below.

Our pension plan allows for accruals based on compensation up to the maximum federal limit, which was $225,000 in 2007 and $220,000 in 2006. The SERP also provides for accruals based on compensation above the federal limit. The increases in 2007 and 2006 in the present value of accrued benefits under the Employees' Retirement Plan and SERP for the named executive officers were as follows:

Named Executive Officer	Employees' Retirement Plan		SERP	
	2007[1]	2006	2007	2006
Timothy M. Ring	$37,535	$22,517	$190,420	$172,253
John H. Weiland	$25,385	$24,355	$154,084	$139,209
Todd C. Schermerhorn	$15,435	$18,079	$ 59,280	$ 56,579
Brian P. Kelly	$21,462	$22,852	$ 50,249	$ 39,179
Amy S. Paul	$44,818	$39,205	$ 74,452	$ 62,796

(1) These amounts were determined by comparing the present value of each named executive officer's accumulated benefit under the Employees' Retirement Plan in 2006 with the present value of the accumulated benefit under the plan in 2007. For the purposes of determining the change in pension value for Mr. Ring, the present value of the actual payment made to his former spouse in 2007 under a Qualified Domestic Relations Order, or QDRO, as set forth in the Pension Benefits table below, were added to the 2007 present value of the accumulated benefit.

Also included in this column for Ms. Paul is $3,240 in interest earned in 2007 and $3,087 in interest earned in 2006 on amounts she previously deferred under our Deferred Compensation Contract, Deferral of Discretionary Bonus, which we describe below under the Nonqualified Deferred Compensation table. These amounts are considered to be above-market earnings in 2007 and 2006 on her previously deferred amounts.

All Other Compensation

Amounts in this column include the values of the following: perquisites, Company-provided life insurance, tax gross-up payments, 2007 accruals to a named executive officer's SIRP account, MSPP expense and 401(k) matching contributions.

Perquisites

We make available various perquisites to the named executive officers. In 2007, these perquisites consisted of the following: personal use of Company aircraft, use of a Company car and payment of all associated costs to operate the vehicle, payment of financial counseling fees, payment of fitness and golf club membership dues, occasional personal use of two Company properties, and occasional use of Company tickets to sports and entertainment events. Except as set forth in the following paragraph, none of our named executive officers received any perquisite or personal benefit in excess of the greater of $25,000 or 10% of the officer's aggregate perquisites and personal benefits. We provide a tax gross-up on the personal use of a Company car for the named executive officers but do not provide a gross-up on any other perquisites.

Our security policy as approved by the Board of Directors requires that the Chief Executive Officer and the Chief Operating Officer use Company-provided aircraft for business and personal travel whenever possible. Personal use of our aircraft by other employees requires approval by the Chief Executive Officer. For purposes of this proxy statement, we calculate the amounts for personal use of our aircraft based on the incremental cost to us of operating the aircraft in each instance of personal use. Our methodology for calculating incremental cost is based on average incremental cost per mile (including fuel and taking into account return flights without passengers), the travel expenses of the crew, on-board catering, supplies and landing and parking fees. Since our aircraft are used primarily for business travel, we do not include the fixed costs that do not change based on personal usage, such as pilot salaries, the purchase or leasing costs of our aircraft and the cost of maintenance. For 2007, the amounts for personal use of our aircraft for Messrs. Ring, Weiland and Schermerhorn were $326,698, $100,918 and $26,833, respectively.

Life Insurance

We provide life insurance for each of Mr. Ring and Ms. Paul pursuant to our Key Executive Insurance Plan, which we describe below under the heading "Potential Payments upon Termination or Change of Control." We no longer pay any premiums for these arrangements, but the policies remain in effect with premiums paid from the accumulated value of the policies. The amounts of the premiums paid in 2007 from the accumulated balance of the policies are included in the All Other Compensation column of the Summary Compensation Table above.

Tax Gross-up Payments

We provide tax gross-up payments to the named executive officers for income taxes that they incur as a result of personal use of Company cars and, in the case of Mr. Ring and Ms. Paul, for taxes associated with the value of life insurance as described above. For 2007, the amounts for tax gross-up payments for personal use of a Company car for Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul were $13,966, $11,618, $9,168, $8,446 and $8,949, respectively.

2007 Accruals to SIRP Accounts

We provide supplemental retirement benefits to selected key employees, including the named executive officers, pursuant to our SIRP. The SIRP is discussed in more detail below under the Nonqualified Deferred Compensation table. For 2007, the accruals to accounts under the SIRP for Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul were $167,739, $219,124, $56,498, $26,959 and $153,408, respectively.

MSPP

Under our Management Stock Purchase Program, or MSPP, the named executive officers and other employees at a specified level and above are required to contribute a portion of their annual bonus to purchase restricted stock units at a discount until they meet certain minimum ownership requirements. In addition, each participant has the option to contribute additional bonus amounts. The expense to us in 2007 related to the discount received under the MSPP for Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul was $345,733, $662,094, $205,960, $284,629 and $373,521, respectively. We describe the MSPP in more detail below under the Nonqualified Deferred Compensation Table.

401(k) Company Match

Under the Bard Employees' Savings Trust 401(k) Plan, or 401(k) plan, we match a portion of contributions made by participants in the plan in the following amounts: 100% match on the first 3% of pay contributed to the plan and 50% match on the next 1% of pay contributed to the plan. In 2007, participants could contribute up to 25% of their pay into the plan, subject to an annual dollar limit imposed by the Internal Revenue Code, which was $15,500 for 2007. Participants over age 50 may also make "catch-up" contributions of up to an additional $5,000 per year.

Grants of Plan-Based Awards in 2007

The following table sets forth information about awards granted to the named executive officers under our 2003 Long Term Incentive Plan in 2007 and our 2005 Executive Bonus Plan for the 2007 fiscal year. We describe these awards in more detail above under the headings "Stock Awards," "Option Awards" and "Non-Equity Incentive Plan Compensation."

Name	Grant Date	Board Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Options Awarded ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Timothy M. Ring	N/A	N/A	593,750	1,187,500	1,781,250								
	7/11/2007[2]	6/13/2007								127,628	$83.47	$83.52	3,251,961[5]
	7/11/2007[3]	6/13/2007					20,003						1,669,710[6]
	7/11/2007[4]	6/13/2007					18,000						1,502,514[6]
John H. Weiland	N/A	N/A	386,750	773,500	1,160,250								
	7/11/2007[2]	6/13/2007								84,525	$83.47	$83.52	2,153,697[5]
	7/11/2007[3]	6/13/2007					13,192						1,101,176[6]
	7/11/2007[4]	6/13/2007					12,000						1,001,676[6]
Todd C. Schermerhorn .	N/A	N/A	237,375	474,750	712,125								
	7/11/2007[2]	6/13/2007								52,500	$83.47	$83.52	1,337,700[5]
	7/11/2007[3]	6/13/2007					7,769						648,502[6]
	7/11/2007[4]	6/13/2007					10,500						876,467[6]
Brian P. Kelly	N/A	N/A	88,600	177,200	265,800								
	N/A	N/A	—	177,200	—								
	7/11/2007[2]	6/13/2007								26,250	$83.47	$83.52	668,850[5]
	7/11/2007[3]	6/13/2007					4,100						342,239[6]
Amy S. Paul	N/A	N/A	82,340	164,680	247,020								
	N/A	N/A	—	164,680	—								
	7/11/2007[2]	6/13/2007								26,250	$83.47	$83.52	668,850[5]
	7/11/2007[3]	6/13/2007					4,100						342,239[6]

(1) Reflects the potential amounts payable as annual bonus awards under our 2005 Executive Bonus Plan. As described above under the heading "Non-Equity Incentive Plan Compensation," annual bonuses for Messrs. Ring, Weiland and Schermerhorn are determined based on achievement of corporate financial targets. Half of the annual bonus for Mr. Kelly and Ms. Paul is based on the achievement of corporate financial targets and the other half is based on the achievement of certain financial targets for their respective business units. The amounts in the first row for Mr. Kelly and Ms. Paul reflect the one-half of their annual bonuses based on achievement of corporate financial targets and the amounts in the second row reflect the one-half of their annual bonuses based on achievement of business unit targets, which as described above have no minimum or maximum amounts.

(2) Stock options granted under our 2003 Long Term Incentive Plan.

(3) Restricted stock granted under our 2003 Long Term Incentive Plan.

(4) Retention grant of restricted stock granted under our 2003 Long Term Incentive Plan.

(5) Amount represents the value of stock options granted in 2007, calculated using a grant date fair value per share of $25.48, determined as of July 11, 2007. The grant date fair value was determined using a binomial-lattice valuation model that takes into account variables such as volatility, dividend yield rate and risk-free interest rate. For a description of the assumptions used to arrive at the grant date fair value, see Note 11 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007.

(6) Amount represents the value of restricted stock granted in 2007, calculated using a grant date fair value per share of $83.473. For a description of the assumptions used to arrive at the grant date fair value, see Note 11 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007.

Outstanding and Exercised Equity Awards

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table sets forth information regarding the outstanding equity awards held by our named executive officers at December 31, 2007.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock that have not Vested (#)[3]**	**Market Value of Shares or Units of Stock that have not Vested ($)[4]**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)[9]**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)[4]**
Timothy M. Ring	25,000	—		$24.0313	07/14/2009	109,261[5]	$10,357,943	38,003	$3,602,684
	25,000	—		$25.6094	07/12/2010				
	26,174	—		$21.9750	04/18/2011				
	362,998	—		$30.5100	04/16/2013				
	300,000	—		$35.7100	07/09/2013				
	166,250	—		$54.9650	07/14/2014				
	133,000	—		$66.7950	07/13/2015				
	66,163	66,162[1]		$73.9900	07/12/2016				
	—	127,628[2]		$83.4730	07/11/2017				
John H. Weiland	210,000	—		$35.7100	07/09/2013	89,094[6]	$ 8,446,111	25,192	$2,388,202
	109,720	—		$54.9650	07/14/2014				
	87,775	—		$66.7950	07/13/2015				
	43,668	43,668[1]		$73.9900	07/12/2016				
	—	84,525[2]		$83.4730	07/11/2017				
Todd C. Schermerhorn ...	145,000	—		$30.5100	04/16/2013	22,884[7]	$ 2,169,403	18,269	$1,731,901
	140,000	—		$35.7100	07/09/2013				
	66,800	—		$54.9650	07/14/2014				
	53,440	—		$66.7950	07/13/2015				
	26,586	26,587[1]		$73.9900	07/12/2016				
	—	52,500[2]		$83.4730	07/11/2017				
Brian P. Kelly	70,000	—		$34.5800	06/01/2013	12,116[8]	$ 1,148,597	4,100	$ 388,680
	35,000	—		$54.9650	07/14/2014				
	28,000	—		$66.7950	07/13/2015				
	14,000	14,000[1]		$73.9900	07/12/2016				
	—	26,250[2]		$83.4730	07/11/2017				
Amy S. Paul	10,200	—		$26.0125	07/10/2012	12,116[8]	$ 1,148,597	4,100	$ 388,680
	70,000	—		$34.5800	06/01/2013				
	35,000	—		$54.9650	07/14/2014				
	28,000	—		$66.7950	07/13/2015				
	14,000	14,000[1]		$73.9900	07/12/2016				
	—	26,250[2]		$83.4730	07/11/2017				

---

(1) Stock options granted on July 12, 2006 that vest on the fifth anniversary of the grant date but may vest earlier upon the satisfaction of certain earnings per share targets. The options can vest earlier as follows: (i) 50% of the options will vest at the end of any rolling four-fiscal-quarter period (beginning with the quarter in which the grant occurs) in which a specified cumulative earnings per share target is met for that period; (ii) an additional 50% of the options will vest at the end of any rolling four-fiscal-quarter period, beginning with the quarter after the earnings per share target is initially met and the first 50% of the options vest as described in clause (i), in which we achieve the same increase in earnings per share; or (iii) 100% of the options will vest at the end of any rolling eight-fiscal-quarter period (beginning with the quarter in which the grant occurs) in which a higher specified cumulative earnings per share target is met for that period. One half of this option grant vested on August 8, 2007.

(2) Stock options granted on July 11, 2007 that vest on the fifth anniversary of the grant date but may vest in full earlier at the end of any rolling eight-fiscal-quarter period (beginning with the quarter in which the grant occurs) in which a specified cumulative earnings per share target is met for that period.

(3) The restricted stock in this column was granted subject to both performance-based and time-based vesting criteria. Performance-based vesting must occur before the time-based vesting begins. The performance-based vesting criteria are met upon our achievement of certain targeted increases in earning per share, and have been met for all of the shares of restricted stock reflected in this column.

(4) Amounts in this column are calculated using a price of $94.80 per share, the closing price of our common stock on December 31, 2007.

(5) This amount includes: (i) 50,000 shares of restricted stock granted on March 1, 2002, half of which vested on February 12, 2008 and the other half of which will vest on February 11, 2009; (ii) 15,600 shares of restricted stock granted on July 14, 2004 that will vest on August 10, 2009; (iii) 21,885 shares of restricted stock granted on July 13, 2005 that will vest on August 9, 2010; and (iv) 21,776 shares of restricted stock granted on July 12, 2006 that will vest on August 8, 2011. These grants were subject to performance-based vesting criteria that were met on (i) February 12, 2003 and February 11, 2004, (ii) August 10, 2005, (iii) August 9, 2006 and (iv) August 8, 2007, respectively.

(6) This amount includes: (i) 50,000 shares of restricted stock granted on March 1, 2002, half of which vested on February 12, 2008 and the other half of which will vest on February 11, 2009; (ii) 10,300 shares of restricted stock granted on July 14, 2004 that will vest on August 10, 2009; (iii) 14,433 shares of restricted stock granted on July 13, 2005 that will vest on August 9, 2010; and (iv) 14,361 shares of restricted stock granted on July 12, 2006 that will vest on August 8, 2011. These restricted shares were subject to performance-based vesting criteria that were met on (i) February 12, 2003 and February 11, 2004, (ii) August 10, 2005, (iii) August 9, 2006, and (iv) August 8, 2007, respectively.

(7) This amount includes: (i) 5,925 shares of restricted stock granted on July 14, 2004 that will vest on August 10, 2009; (ii) 8,501 shares of restricted stock granted on July 13, 2005 that will vest on August 9, 2010; and (iii) 8,458 shares of restricted stock granted on July 12, 2006 that will vest on August 8, 2011. These grants were subject to performance-based vesting criteria that were met on August 10, 2005, August 9, 2006 and August 8, 2007, respectively.

(8) This amount includes: (i) 3,130 shares of restricted stock granted on July 14, 2004 that will vest on August 10, 2009; (ii) 4,486 shares of restricted stock granted on July 13, 2005 that will vest on August 9, 2010; and (iii) 4,500 shares of restricted stock granted on July 12, 2006 that will vest on August 8, 2011. These grants were subject to performance-based vesting criteria that were met on August 10, 2005, August 9, 2006 and August 8, 2007, respectively.

(9) All amounts in this column represent restricted shares granted on July 11, 2007 with vesting provisions as described above under the heading "Summary Compensation Table — Stock Awards."

Option Exercises and Stock Vested in 2007

The following table sets forth information regarding options exercised by the named executive officers during 2007 and shares of restricted stock held by the named executive officers that vested in 2007.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[1]
Timothy M. Ring	113,176	$ 6,489,337	3,224	$261,595
John H. Weiland	300,000	$15,716,705	8,076	$655,287
Todd C. Schermerhorn	85,000	$ 4,576,944	—	$ —
Brian P. Kelly	47,000	$ 2,804,874	3,818	$309,793
Amy S. Paul	55,000	$ 3,322,625	886	$ 71,890

(1) Reflects premium shares acquired under the MSPP that vested in 2007. Pursuant to an election made by Mr. Ring under the MSPP, receipt of his shares is deferred until retirement. The MSPP is described in more detail below under the Nonqualified Deferred Compensation Table.

Pension Benefits

The following table sets forth information regarding the defined benefit pension plans in which our named executive officers participated in 2007.

Name	Plan Name	Number of Years of Credited Service (#)[1]	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Timothy M. Ring	Employees' Retirement Plan	15	160,176[2]	85,556[2]
	SERP	15	968,928	—
John H. Weiland	Employees' Retirement Plan	11	196,091	—
	SERP	11	825,923	—
Todd C. Schermerhorn	Employees' Retirement Plan	22	222,389	—
	SERP	22	269,925	—
Brian P. Kelly	Employees' Retirement Plan	23	284,684	—
	SERP	23	292,202	—
Amy S. Paul	Employees' Retirement Plan	24	457,998	—
	SERP	24	390,703	—

(1) Since employees are not eligible to participate in the Employees' Retirement Plan and SERP until they have completed one year of service, the number of years of credited service for each of the named executive officers is one year less than the number of years of actual service to C. R. Bard. Years shown are rounded to the nearest full year.

(2) The amount in the "Payments During Last Fiscal Year" column reflects payments made to Mr. Ring's former spouse under a Qualified Domestic Relations Order, or QDRO. The amount reported for Mr. Ring in the Present Value of Accumulated Benefit column is net of the benefits paid under the QDRO.

Pension and Supplemental Executive Retirement Plan

We maintain a tax-qualified Employees' Retirement Plan to provide traditional pension benefits for substantially all of our U.S.-based employee population, including the named executive officers. In addition, we maintain a Supplemental Executive Retirement Plan, or SERP, and an Excess Benefit Plan, to provide benefits to our highly paid employees above the strict limits imposed on the Employees' Retirement Plan benefits under the Internal Revenue Code.

The Employees' Retirement Plan provides monthly benefits at normal retirement (age 65) under a formula based on the participant's compensation and years of service. The formula equals 0.75% of compensation up to $6,600, plus 1.5% of compensation over $6,600, divided by 12, for each year of service. Pension eligible compensation for the named executive officers consists of regular salary and annual incentive awards under the 2005 Executive Bonus Plan, including any portion of the executive's annual bonus contributed to our MSPP. However, under the Employees' Retirement Plan, there is a limit on the amount of each executive's annual compensation that can be applied to the formula each year. For 2007, that limit was $225,000. In addition, there is a limit on the maximum annual benefit at normal retirement that can be provided under the tax-qualified Employees' Retirement Plan, although no Employees' Retirement Plan benefits have reached or are expected to reach this limit for any participants.

The SERP is a non-tax-qualified plan that provides accruals for certain executives, including our named executive officers, equal to the difference between the benefits actually accrued under the tax-qualified plan, and the benefits that would accrue under the qualified Employees' Retirement Plan without the Internal Revenue Code limit on compensation or any other Internal Revenue Code limitations on the amount of benefits permitted. Together, the Employees' Retirement Plan and the SERP provide the retirement benefit that would apply under the Employees' Retirement Plan formula without the Internal Revenue Code limitations. The Excess Benefit Plan would provide non-qualified accruals above the limit on the maximum annual benefit. As stated above, however, because to date none of our executive officers has reached this limit under the Employees' Retirement Plan, no benefits have accrued under the Excess Benefit Plan. If any benefits were to accrue under the Excess Benefit Plan, they would offset SERP benefits, so that the total benefit under all three plans would equal the retirement benefit that would apply under the Employees' Retirement Plan formula without the Internal Revenue Code limitations.

Participants in the Employees' Retirement Plan generally vest in their plan benefits after they complete five years of service. In addition to the normal retirement benefit, the Employees' Retirement Plan provides reduced benefits upon early retirement (age 55) and unreduced benefits as early as age 62. The Employees' Retirement Plan also provides limited death benefits and limited benefits upon termination due to disability. Eligibility for payment of SERP benefits is dependent on eligibility under the Employees' Retirement Plan, and reductions for early payment are calculated in the same way as they would be under the Employees' Retirement Plan. However, SERP benefits become fully vested upon a change of control of C. R. Bard. A participant is generally required to take distributions from the Employees' Retirement Plan and the SERP at the same time and in the same payment method, although the timing and form of payment under the SERP may be affected by Section 409A of the Internal Revenue Code, which limits the participant's right to make changes to the timing and form of payment of nonqualified retirement benefits. Payment options include a lump sum and various annuities.

Of our named executive officers, Ms. Paul is currently the only one eligible for early retirement under the Employees' Retirement Plan and SERP. Participants are eligible for early retirement benefits after completing five years of service and reaching age 55. The monthly amount of early retirement benefits is the age 65 benefit under the formula described above (based on the accruals as of early retirement), but reduced by 0.5% per month for each full calendar month, if any, that early retirement benefits begin before the participant would reach age 62.

The present value of accumulated benefits shown in the table above is calculated as of September 30, 2007. The present value is calculated assuming benefits would be paid in the form of a lump sum at the earliest age at which a participant could retire and receive unreduced benefits, which is age 62. The age 62 lump sum was calculated using the mortality table specified in the Employees' Retirement Plan, except that the September 30, 2007 results were calculated using a January 1, 2008 mortality table in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87 and SFAS No. 158, and a using 6% lump sum interest rate, as assumed under SFAS No. 87 and SFAS No. 158. The limitations applicable to the Employees' Retirement Plan under the Internal Revenue Code as of September 30, 2007 were used to determine the benefits under each plan. This benefit at retirement age was discounted to a present value using the 6.25%, 5.75% and 5.50% discount rates under SFAS No. 87 and SFAS No. 158 (as applicable) for September 30, 2007, 2006 and 2005 measurements, respectively. This present value assumes no preretirement mortality, turnover or disability. For additional information about the assumptions used to calculate the present value of the accumulated benefits, see Note 12 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007.

Nonqualified Deferred Compensation

The following table sets forth information regarding our nonqualified deferred compensation arrangements in which our named executive officers participated in 2007.

Name	Plan	Executive Contributions in Last Fiscal Year[1] ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Timothy M. Ring	MSPP	486,297	233,455[2]	912,280[4]	—	6,724,638[7]
	SIRP	—	167,739[3]	50,400	—	866,412[8]
John H. Weiland	MSPP	905,502	434,565[2]	1,162,970[4]	2,191,961[6]	8,561,862[7]
	SIRP	—	219,124[3]	57,611	—	983,328[8]
Todd C. Schermerhorn . . .	MSPP	138,938	66,687[2]	182,102[4]	—	1,291,934[7]
	SIRP	—	56,498[3]	13,556	—	233,705[8]
Brian P. Kelly	MSPP	363,460	174,412[2]	501,378[4]	1,036,703[6]	3,737,111[7]
	SIRP	—	26,959[3]	16,080	—	257,620[8]
Amy S. Paul	MSPP	313,227	150,311[2]	411,085[4]	240,366[6]	2,953,020[7]
	SIRP	—	153,408[3]	46,681	—	785,181[8]
	Bonus Deferral	—	—	11,400[5]	—	151,945[9]

(1) Amounts represent the portion of the named executive officer's annual bonus contributed into the MSPP in 2007. This amount was reported as compensation in 2006 and is included in the Summary Compensation Table above in the amount in the "Non-Equity Incentive Plan Compensation" column for 2006.

(2) Amount represents the value of the premium units acquired under the MSPP in 2007. The expense related to these units was reported as compensation in 2006 and is included in the Summary Compensation Table above in the amount in the "All Other Compensation" column for 2006.

(3) Amount represents accruals under the SIRP in 2007 and is included in the Summary Compensation Table above in the amount in the "All Other Compensation" column for 2007.

(4) Amount represents the difference in value of all shares and units in the MSPP on December 31, 2007 as compared to the value on December 29, 2006, calculated using prices of $94.80 and $82.97, respectively, less the aggregate amount of contributions made by the named executive officer and by us in 2007.

(5) $3,240 of this amount is included in the Summary Compensation Table in the amount in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column for 2007 because it is considered to be above-market earnings.

(6) Amount represents the value of shares in the Management Stock Purchase Plan that vested in 2007 and/or were distributed in 2007 to the named executive officer. The Management Stock Purchase Plan provided for the purchase by participants of shares of common stock and was replaced in 2004 by the MSPP. Other than the purchase of common stock rather than units, the material features of the Management Stock Purchase Plan mirror the material features of the MSPP, which is described below.

(7) Amount represents the value of all units and shares in the MSPP and the Management Stock Purchase Plan, calculated using a price of $94.80 per share, the closing price of our common stock on December 31, 2007. This amount includes the value of shares and units purchased by the named executive officers through contributions of all or a portion of their annual bonuses. The Management Stock Purchase Plan provided for the purchase by participants of shares of common stock and was replaced in 2004 by the MSPP. Other than the purchase of common stock rather than units, the material features of the Management Stock Purchase Plan mirror the material features of the MSPP, which is described below. Certain of the shares and units remain subject to the restrictions and forfeiture provisions described below. The value of these shares and units for Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul are $4,769,293, $5,993,351, $904,582, $2,616,101 and $2,067,209, respectively, calculated using a price of $94.80 per share.

(8) Includes an amount that was included in the "All Other Compensation" column of the Summary Compensation Table for 2006 for the named executive officer, as follows: Mr. Ring — $112,600; Mr. Weiland — $210,154; Mr. Schermerhorn — $53,860; Mr. Kelly — $36,322; and Ms. Paul — $99,190.

(9) Includes $3,087 in interest earned in 2006 that is included in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table for 2006.

MSPP

Under our Management Stock Purchase Program, or "MSPP," the named executive officers and other employees at a specified level and above are required to contribute a portion of their annual bonus to purchase restricted stock units at a discount until they meet certain minimum ownership requirements. In addition, each participant has the option to contribute additional bonus amounts. Each restricted stock unit represents the right to receive one share of common stock. The participant purchases restricted stock units at a discount of 30% from the lower of the fair market value of our common stock on the first business day in July of the previous year or the date the bonus is paid, which is typically the second Wednesday in February. In 2007, the price used was $72.71, the fair market value of our common stock on July 3, 2006. We refer to the restricted stock units with a value equal to the amount of the 30% discount as the "premium units." The value of the premium units for 2007 is reflected above in the column entitled "Registrant Contributions in Last Fiscal Year." The premium units are restricted from sale for a period of four years from the grant date and are forfeited, on a pro rata basis, if a participant's employment is terminated because of death, disability or retirement within the four-year restricted period. A participant forfeits all of his or her premium units if the participant's employment is otherwise terminated during the four-year restricted period unless the Compensation Committee exercises its discretion to vest all or a portion of any unvested units. A participant is always 100% vested in his or her non-premium units. We pay dividend equivalents in cash on all units purchased under the MSPP in the same amount as the dividend paid on shares of common stock. In the event of a change of control of the Company, each participant would receive an immediate distribution of shares of our common stock equal to the number of restricted stock units in his or her account. Except as described above, each participant receives shares of our common stock equal to the number of units in his or her account four years from the date of purchase of the units. Participants may also elect, pursuant to the terms of the MSPP, to defer the receipt of all shares until a later date or retirement.

We adopted the MSPP in 2004 to replace the predecessor Management Stock Purchase Plan, which provided for the purchase by participants of shares of our common stock. Other than the purchase of common stock rather than units, the material features of the Management Stock Purchase Plan mirror the material features of the MSPP described above.

SIRP

We provide supplemental retirement benefits to selected key employees, including our named executive officers, pursuant to our Supplemental Insurance/Retirement Plan, or "SIRP." Under the SIRP, each participant has an individual account balance consisting of employer-funded accruals and interest credits. Participants are not allowed to make contributions to the SIRP.

Each month, we credit an amount to each named executive officer's SIRP account equal to 1/12 of the executive's annual salary and annual incentive bonus, multiplied by 1.1, multiplied by a percentage determined by the executive's age. The percentage is 2.4% for participants between the ages of 25 and 44, 4.8% for participants between the ages of 45 and 49, 12% for participants between the ages of 50 and 54 and 19.2% for participants between the ages of 55 and 61. Based on this provision, as of December 31, 2007, Ms. Paul's rate was 19.2%, the rate for Messrs. Ring and Weiland was 12%, and the rate for Messrs. Schermerhorn and Kelly was 4.8%. We also credit each account with interest that is compounded monthly at an annual effective rate of 7.0%.

Under the SIRP, an executive is eligible to retire upon reaching eligibility for early retirement under our tax-qualified Employees' Retirement Plan, which means the executive can only retire after reaching age 55 and completing five years of service. Upon retirement, a SIRP participant is entitled to payment of his or her account balance in monthly installments over a 15-year period, generally beginning six months after termination of employment. Interest continues to be credited each month on the remaining account balance until the account is fully distributed. If an executive dies after SIRP retirement payments have started, his or her beneficiary will receive payments according to the same schedule applicable to the executive, unless the remaining payments are less than a total of $20,000, in which case a lump sum payment is made to the beneficiary. All of our named executive officers have completed five years of service, but only Ms. Paul has reached early retirement age.

In general, if a participant in the SIRP terminates employment before reaching retirement eligibility, he or she will not receive any SIRP benefits. However, the SIRP provides a death benefit and a disability benefit for a participant who dies or becomes disabled before retiring. Benefits under the SIRP are also payable to the named executive officers following a termination of employment within three years after a change of control of the Company. These benefits are described below under the heading "Potential Payments Upon Termination or Change of Control." An executive will forfeit all benefits owed under the SIRP upon violation of a restrictive covenant with us that generally provides that the participant will not engage in business activities that are competitive with our businesses.

2005 Executive Bonus Plan and Deferred Compensation Contract, Deferral of Discretionary Bonus

Under our 2005 Executive Bonus Plan and its predecessor plan, if the Compensation Committee permits, participants may elect to defer all or a portion of their annual bonuses to a deferred account that would be credited with interest. In practice, this option was discontinued in 1998 and is not currently offered to our executive officers.

Ms. Paul has previously deferred annual bonus payments pursuant to our Deferred Compensation Contract, Deferral of Discretionary Bonus, with the last deferral occurring in 1998. Under the contract, annual bonus amounts were deferred, at the election of the executive, into a Company bookkeeping account and credited with interest at the prime rate on a quarterly basis. Amounts in the account are payable upon termination of employment with us for any reason. Payments will be made according to a schedule determined by our Board of Directors over a period of up to ten years, or in some circumstances a lump sum may be payable. Under the terms of Ms. Paul's contract, she will forfeit all benefits under the contract if she violates a restrictive covenant with us that generally provides that she will not engage in business activities that are competitive with our businesses.

Potential Payments Upon Termination or Change of Control

We have entered into certain agreements and maintain various plans that will require us to provide compensation to the named executive officers in the event of a termination of employment or a termination following a change of control of C. R. Bard. We grant stock options and restricted stock, along with restricted stock units purchased under our MSPP, under our 2003 Long Term Incentive Plan.

Payments upon Termination Other Than Following a Change of Control

Set forth below are descriptions of the various agreements, plans and programs under which benefits may be payable to our named executive officers following termination of employment other than in connection with a change of control, followed by a table that quantifies, to the extent possible, benefits under these agreements, plans and programs assuming that the named executive officer's employment terminated on December 31, 2007.

Stock Options

Stock options granted to our named executive officers that are not vested become fully vested and exercisable if the officer terminates employment by reason of death, disability or retirement. "Retirement" is defined in the same manner as in our tax-qualified Employees' Retirement Plan, which generally is age 55 with five years of service. "Disability" is defined in our 2003 Long Term Incentive Plan and generally means an inability of the executive to perform his or her duties to us in all material respects by reason of a physical or mental disability that is reasonably expected to be permanent and has continued for at least six consecutive months or such shorter period as the Compensation Committee may reasonably determine in good faith. If termination is by reason of death or disability, the option remains exercisable for a period of one year from the date of termination. If termination is by reason of retirement, the executive can exercise the option for the remaining life of the option, which cannot exceed ten years from the grant date. If termination is for any reason other than death, disability or retirement, unvested stock options expire immediately unless the Compensation Committee exercises its discretion to accelerate the vesting of the stock options.

Restricted Stock

Restricted stock, including the 2007 retention grants, granted to our named executive officers that is not vested will vest if the officer terminates employment by reason of death or disability. "Disability" is defined in the 2003 Long Term Incentive Plan as described above. If termination is for any other reason, including retirement, all restricted stock is forfeited unless the Compensation Committee exercises its discretion to vest any unvested shares. The Committee's practice is to consider on a case-by-case basis the circumstances surrounding the termination, our past practices and then-current market practices in deciding whether to exercise its discretion to accelerate vesting.

MSPP Premium Units

Premium units purchased under our MSPP are subject to a four-year holding period from the date of purchase. A description of the premium units is set forth above under the Nonqualified Deferred Compensation table. Under the MSPP, unvested premium units are forfeited upon termination of employment other than by reason of death, disability or retirement. If employment terminates by reason of death, disability or retirement, the MSPP provides that unvested premium units will vest, on a pro rata basis in 25% increments for each full year of employment since the date of purchase. "Retirement" is defined as retirement under our tax-qualified Employees' Retirement Plan, and includes early retirement, which is termination after reaching age 55 with five years of service. "Disability" is defined in the 2003 Long Term Incentive Plan as described above. In addition, the Compensation Committee has the discretion to vest all or a portion of any unvested premium units upon termination of employment of a named executive officer. Upon termination of an executive officer or division head by reason of retirement, the Compensation Committee generally considers on a case-by-case basis the circumstances surrounding the termination, our past practices and then-current market practices in deciding whether to exercise its discretion to accelerate vesting of premium units.

Annual Bonus Plan

If an executive were to terminate employment before the end of a fiscal year for reasons other than due to death, disability or retirement, he or she would not receive an annual bonus award for that year. However, if an executive were to terminate employment due to death, disability or retirement, he or she would receive a prorated annual bonus award for the year of termination. For this purpose, "disability" is defined as a total and permanent disability as determined by a physician, after 26 weeks from the beginning of a physical or mental condition. Retirement means normal or early retirement under our tax-qualified Employees' Retirement Plan. Early retirement is termination after reaching age 55 with five years of service.

Pension and Supplemental Executive Retirement Plan Benefits

Our named executive officers participate in our tax-qualified Employees' Retirement Plan and our nonqualified SERP, which are described in detail above in the narrative under the Pension Benefits table. If an employee terminates employment with us and has a vested benefit under the plans at that time, he or she is eligible for benefits. Benefits under the plans are vested after five years of service with us. Under the SERP, each participant would also become fully vested upon a change of control. Each of our named executive officers has completed the service required for vesting and is fully vested under both of these plans.

The plans together provide for monthly benefits at normal retirement (age 65) equal to 0.75% of compensation up to $6,600, plus 1.5% of compensation over $6,600, divided by 12, for each year of service. In addition to the normal retirement benefit that would be payable under the standard formula at age 65 or as early as age 62, the Employees' Retirement Plan and SERP provide reduced benefits upon early retirement (age 55), or, to a lesser extent, upon termination of employment. The plans also provide limited death benefits and limited benefits upon termination due to disability. Of our named executive officers, only Ms. Paul is currently eligible for early retirement under the plans.

The monthly amount of benefits available upon termination of employment before early retirement other than due to death or disability is equal to the age 65 benefit under the standard formula based on accruals as of termination of employment, but reduced by 0.5% per month for each full calendar month between ages 55 and 62, and further reduced actuarially to the date payments begin prior to age 55. Each of our named executive officers would be eligible for benefits under this provision upon termination of employment. Under the plans, a participant is eligible for disability benefits if he or she is unable to engage in any substantial gainful activity (employment) by reason of any medically determined physical or mental condition that can be expected to result in death or to last for at least 12 months. The monthly amount of benefits available upon disability is equal to the age 65 benefit under the standard formula based on accruals as of the date employment terminates due to disability, reduced by 0.5% per month for each full calendar month that disability benefits begin before the participant would reach age 62, but not below the amount of the benefit that would be payable upon termination for reasons other than disability.

The general pre-retirement death benefit under the plans is equal to the survivor benefit that would be paid assuming the participant's accrued benefit at the time of death were paid beginning at early retirement age under a joint and 50% spousal survivor annuity form of benefit. Pre-retirement death benefits are also payable after age 55 to the participant's surviving spouse or, if there is no surviving spouse, surviving children under age 21. The post-age 55, pre-retirement monthly death benefit would be equal to the amount of monthly retirement payment that would apply if the participant had retired at the time of death and elected a joint and 100% survivor annuity option.

Our executives are generally required to take distributions from the Employees' Retirement Plan and the SERP at the same time and in the same payment method, although the timing and form of payment under the SERP may be affected by Section 409A of the Internal Revenue Code, which limits an employee's right to make changes to the timing and form of payment of nonqualified retirement benefits. Although the plans' formula provides for a monthly benefit for life as the basic form of payment, executives could elect alternative payment options, including a lump sum and various annuities. Payments under the Employees' Retirement Plan would be paid from that plan's trust, which is funded solely through annual employer contributions and any earnings on those contributions. We would pay benefits under the SERP directly from our general assets.

Supplemental Insurance/Retirement Plan and Key Executive Insurance Plan

We provide supplemental retirement, death and disability benefits to selected key employees, including the named executive officers, pursuant to our SIRP, as described above in the narrative under the Nonqualified Deferred Compensation table. A participant forfeits all benefits owed under the SIRP upon violation of certain restrictive covenants with us, or upon termination of employment before age 55 other than termination due to death or disability, or termination within three years after a change of control. The restrictive covenants generally provide that the executive officer will not engage in business activities that are competitive with our businesses and will maintain the confidentiality of our confidential information. We pay SIRP benefits from our general assets.

Since none of Messrs. Ring, Weiland, Schermerhorn nor Kelly have reached age 55, they would not have been eligible for any benefits under the SIRP if their employment had terminated on December 31, 2007 for any reason other than due to death or disability. Assuming retirement on December 31, 2007, Ms. Paul would have received the aggregate balance in her SIRP account as set forth in the Nonqualified Deferred Compensation table above, paid in monthly installments over 15 years beginning six months after termination of employment.

If a participant dies while employed with us, the SIRP provides a death benefit instead of retirement benefits. Under the SIRP, a portion of the death benefit equal to 50% of the executive's annual base salary is payable in a lump sum upon the executive's death, and the remainder is payable in equal installments over 60 months. The death benefit for Messrs. Weiland, Schermerhorn and Kelly equals the greater of (i) 5.5 times the executive's annual base salary, and (ii) three times the executive's annual base salary, plus the balance of the participant's SIRP account at the time of death. The death benefit under the SIRP for Mr. Ring and Ms. Paul equals three times the executive's annual base salary, due to their participation in the Key Executive Insurance Plan, or KEIP. The SIRP and KEIP death benefits together provide Mr. Ring and Ms. Paul with a death benefit equal to 5.5 times annual base salary. The KEIP is a split-dollar life insurance arrangement that we previously established for certain executives, including each of Mr. Ring and Ms. Paul. Under the KEIP, we initially paid a portion of the premiums on a whole life insurance policy for the executive, and the executive paid a portion of the premiums. We no longer pay premiums on the policies, but the policies remain in effect with premiums paid from the accumulated value of the policies. Upon the executive's death, the executive's beneficiary is entitled to a portion of the benefits payable under the policy equal to 2.5 times the executive's then-current annual base salary, payable in installments over 60 months. We are entitled to the remainder of the benefits payable under the life insurance policy after satisfaction of the executive's benefits.

If an executive becomes disabled before retirement and remains disabled through age 65, the SIRP pays benefits beginning at age 65. This benefit would be calculated as if the executive had remained employed through age 65. If the disability ceases after age 55 but prior to age 65, and the executive does not return to active employment, the executive receives benefits as if he or she had retired on the date the disability ceased. If an executive becomes disabled and dies before age 65 while remaining disabled, no retirement benefits are payable, but we pay the death benefit described above.

Severance

We do not have a separate formal severance program for executive officers who have change of control agreements. As a result, a decision to make a severance payment to an executive officer is in the discretion of the Compensation Committee. In determining the amount of severance, if any, for executive officers whose employment is terminated by us, the Compensation Committee's practice is to consider on a case-by-case basis the circumstances surrounding the departure, our past practices and then-current market practices. We entered into an agreement with Mr. Weiland, however, in 1995 at the start of his employment that requires us to pay him one year of base salary and bonus if he is terminated without cause. The term "cause" is not defined in the agreement.

Deferred Compensation Contract, Deferral of Discretionary Bonus

As discussed above under the Nonqualified Deferred Compensation table, Ms. Paul previously deferred bonus payments pursuant to our Deferred Compensation Contract, Deferral of Discretionary Bonus. Amounts in the account are payable upon termination of employment with us for any reason, including, without limitation, termination following a change of control. If Ms. Paul's employment with us had terminated on December 31, 2007, she would have received the amount set forth above in the Nonqualified Deferred Compensation table.

Potential Termination Benefits Other Than Following a Change of Control

The following table sets forth the potential benefits payable pursuant to the arrangements described above for our named executive officers, assuming termination of employment on December 31, 2007 other than in connection with a change of control.

Benefit/Plan/Program	Timothy M. Ring	John H. Weiland	Todd C. Schermerhorn	Brian P. Kelly	Amy S. Paul
Stock Options[1]	$ 2,822,494	$ 1,866,146	$1,147,943	$ 588,674	$ 588,674
Restricted Stock[2]	$13,960,627	$10,834,313	$3,901,304	$1,537,277	$1,537,277
MSPP Premium Units/Shares[3]	$ 540,834	$ 1,085,460	$ 162,487	$ 533,819	$ 352,561
Annual Bonus Plan[4]	$ 1,368,000	$ 891,072	$ 546,912	$ 230,360	$ 298,565
Employees' Retirement Plan and SERP[5]	$ 1,030,391	$ 937,821	$ 468,526	$ 537,585	$ 972,793
SIRP/KEIP					
Termination other than for Death or Disability — SIRP[6]	—	—	—	—	$1,415,571
Death — SIRP[7]	$ 2,850,000	$ 4,254,250	$2,901,250	$2,436,500	$1,235,100
Death — KEIP[8]	$ 2,375,000	—	—	—	$1,029,250
Severance[9]	—	$ 1,547,000	—	—	—
Deferred Compensation Contract, Deferral of Discretionary Bonus	—	—	—	—	$ 151,945

(1) Amounts represent the potential value of unvested stock options that would vest upon termination of employment by reason of death, disability, or, in the case of Ms. Paul, the only named executive officer who had reached retirement age, retirement, based on a price of $94.80 per share for our common stock, the closing price on December 31, 2007.

(2) Amounts represent the potential value of unvested restricted stock, including the retention grants made to Messrs. Ring, Weiland and Schermerhorn, that would vest upon termination of employment by reason of death, disability, or, if vesting were accelerated by the Compensation Committee, retirement, based on a price of $94.80 per share for our common stock, the closing price on December 31, 2007.

(3) Amounts represent the value of unvested premium units and shares that would have vested upon termination of employment due to death or disability, or in the case of Ms. Paul, the only named executive officer who had reached retirement age, retirement, based on a price of $94.80 per share for our common stock. If the Compensation Committee were to accelerate all unvested premium units and shares upon termination of employment on December 31, 2007, the potential value of these units and shares for Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul would be $1,338,576, $2,568,511, $387,353, $1,121,010 and $533,250, respectively, based on a price of $94.80 for our common stock.

(4) Amounts represent the amount of the bonus payable upon termination due to death, disability or, in the case of Ms. Paul, the only named executive officer who had reached retirement age, retirement.

(5) Represents the combined benefits under the plans, assuming each named executive officer elected a lump sum distribution, payable to Messrs. Ring, Weiland, Schermerhorn and Kelly upon termination of employment before early retirement other than for death or disability, and payable to Ms. Paul, the only named executive officer eligible for early retirement under the plans, upon retirement. Assuming termination due to death and commencement of survivor benefits on December 31, 2007, the survivor benefit payable with respect to Messrs. Ring, Weiland, Schermerhorn and Kelly would be approximately 45% – 55% of the lump sum payable upon termination of employment as set forth in the table. The survivor benefit payable with respect to Ms. Paul would be approximately 80% – 95% of the lump sum payable upon early retirement as set forth in the table.

(6) This amount is the aggregate of payments to be made in monthly installments over 15 years (beginning six months after termination of employment) for any reason other than death or disability.

(7) Amounts represent the death benefit payable to each of the named executive officers, with 50% payable in a lump sum upon death and the remainder payable in equal installment over 60 months. This amount does not reflect interest that would be payable pursuant to the plan as a result of the six month delay in payment required under Section 409A of the Internal Revenue Code.

(8) The amounts payable under the KEIP would have been paid by the insurer pursuant to the whole life insurance policies subject to the KEIP.

(9) Represents one year of base salary and bonus, calculated based on Mr. Weiland's 2007 base salary plus a bonus component valued at 100% of his target bonus for 2007 pursuant to the agreement described above under the heading "Severance." This amount would only be payable if termination on December 31, 2007 were other than for cause.

Payments upon Termination Following a Change of Control

We have entered into change of control agreements with each of our executive officers. The change of control agreements provide for benefits upon:

(A) termination of employment by the executive for "good reason," or by us or the successor company without "cause," in either case within three years after a change of control, or before a change of control if the executive is terminated in connection with a proposed change of control; or

(B) the executive's termination for any reason during the six-month period following the first anniversary of a change of control.

The benefits are as follows:

- accrued base salary and a prorated bonus through the date of termination, based on an average of the annual incentive bonus for the prior three years;

- severance pay equal to three times the sum of the executive officer's highest base salary and average annual incentive bonus during the prior three years;

- all compensation previously deferred by the executive officer and not yet paid to him or her;

- an amount equal to the additional accruals under our pension plan and SERP that would apply if the executive had an additional three years of age and service and a 6% annual increase in compensation;

- continued participation in our benefit plans for three years, or, if such participation is not possible, provision of substantially similar benefits; and

- outplacement services and financial counseling services for three years.

We or the successor company must pay the cash amounts in a lump sum within ten days after termination of the executive's employment, unless the executive elects to receive installments. Payments to certain employees, including our named executive officers, are required by Section 409A of the Internal Revenue Code to be delayed for six months after termination of employment. The agreements also provide for a gross-up payment if the executive officer is subject to excise taxes under Section 4999 of the Internal Revenue Code. This payment would be calculated by a national accounting firm so that the amount remaining, after all taxes have been paid from the gross-up payment, is equal to the amount of the executive's excise tax.

"Change of control" is defined in the agreements as any change of control that has to be reported on Form 8-K. A change of control is also deemed to occur upon the acquisition by a person or a group of 20% or more of the voting power of our stock or a change in the members of our Board of Directors such that the continuing directors cease to constitute a majority of the Board of Directors.

The executive could terminate for "good reason" upon us or our successor company: (i) taking any action that results in a reduction in the executive's position, authority, duties or responsibilities, other than a minor action that is remedied promptly after the executive notifies us of the action; (ii) failing to provide the compensation specified under the agreements and a minimum level of benefits, as well as expense reimbursement and support staff, based on the level provided prior to the change of control; (iii) requiring the executive to relocate to an office more than 35 miles from the current location; (iv) attempting to terminate the executive in a manner not permitted by the agreements (for example, terminating the executive for cause without providing the required notice of termination); or (v) failing to require a successor to assume the agreements. "Cause" is defined as: (i) any act of dishonesty intended to result in substantial personal enrichment of the executive at our (or our successor company's) expense; (ii) repeated willful and deliberate violations of the executive's job responsibilities under the agreement that are not corrected after notice from us (or our successor company); or (iii) the executive's conviction of a felony.

In addition, upon the executive's termination due to death or disability after a change of control, the agreements require death or disability benefits, as applicable, to be provided to the executive and his or her family at least as favorable as those in effect prior to the change of control.

The agreements expire three years after any change of control or, if earlier, upon the executive's reaching the normal retirement date under our retirement plan, which is age 65. Under certain circumstances, the Board of Directors may also terminate the agreements prior to any change of control. The agreements also will expire upon the executive officer's death, permanent disability or termination of employment for cause. The agreements require the executive officers to maintain the confidentiality of our information.

The potential payments to our named executive officers upon termination of employment following a change of control of the Company are described below under the headings "Change of Control Agreements," "Long Term Incentive Plan" and "SIRP." All amounts are calculated assuming termination on December 31, 2007.

Change of Control Agreements

The following table describes the potential payments that would be made pursuant to the change of control agreements presently in effect between us and each of the named executive officers upon termination of employment following a change of control of the Company:

Benefit/Payment	Timothy M. Ring	John H. Weiland	Todd C. Schermerhorn	Brian P. Kelly	Amy S. Paul[9]
Severance Payment[1] [4]	$6,832,020	$5,091,578	$3,268,902	$2,350,936	$2,317,962
Bonus — Year of Termination[2] [4]	$1,327,340	$ 923,693	$ 562,134	$ 340,645	$ 360,954
Additional Pension Payment[3] [4]	$1,144,928	$ 930,298	$ 454,894	$ 416,892	$ 613,001
Financial Counseling Services[5]	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
Welfare Benefit Continuation[6]	$ 47,128	$ 47,128	$ 47,128	$ 47,128	$ 47,128
Outplacement Services[7]	$ 25,000	$ 25,000	$ 25,000	$ 25,000	$ 25,000
Excise Tax & Gross-Up[8]	$7,394,757	$ —	$3,510,437	$2,759,934	$ —

(1) Amounts represent three times the sum of the highest base salary and average annual incentive bonus during the prior three years.

(2) Amounts represent the annual incentive bonus for the year in which the termination of employment occurs, on a pro rata basis through the date of termination, based on an average of the annual incentive bonus for the prior three years.

(3) Amounts represent the present value of additional accruals under our Employees' Retirement Plan and SERP that would apply if the executive had an additional three years of age and service and a 6% annual increase in compensation. Amounts are based on the plans' calculation of lump sum payments, which, for terminations on December 31, 2007 that would result in payments in 2008, is based upon the present value of a lifetime annuity using the minimum assumptions permissible under law for 2008 lump sum payments, which include discount rates of 5.02%, 5.18% and 5.28% over the life expectancy of the individual. The lump sum is the present value of the benefit provided at the earliest retirement age.

(4) These amounts do not reflect interest that would be payable as a result of the six month delay in payment required under Section 409A of the Internal Revenue Code.

(5) Amounts represent estimated cost of financial planning services for a period of three years, assuming a cost of $5,000 per year.

(6) Amounts represent the present value of the estimated cost for continuation of welfare benefits, which are life, health and disability benefits, for a period of three years, assuming a cost of $17,000 per year. For purposes of the present value calculation, we used 120% of the short-term applicable federal interest rate of 4.608%, compounded semi-annually.

(7) Amounts represent estimated cost for outplacement services for a period of three years, assuming a one-time cost of $25,000.

(8) Amounts represent estimated excise taxes plus an estimated "gross-up" payment relating to the excise tax, assuming an effective individual federal income tax rate of 35%, a state income tax rate of 8.97% and a Medicare tax rate of 1.45%. The gross-up payment is an additional amount that we are required to pay to the executive in order to make the executive whole for federal excise taxes imposed on the executive as a result of the executive's receipt of payments that are contingent upon a change of control, as well as the payment of all federal and state income and excise taxes imposed on the gross-up payment. In determining the excise tax and gross-up amount shown

in this table, we allocated a portion of the value of the payments to be made to the executive to a one-year non-compete agreement with the executive. We have been advised that such an allocation is customary in the event of an actual change of control and would result in a reduction of the amount of the applicable excise tax. For purposes of this table, the value allocated to the non-compete agreements with the named executive officers is the aggregate value of the executive's total compensation for 2007 as reflected in the Summary Compensation Table above. In the event of an actual change of control, an alternative approach to determine the value to allocate to the non-compete agreement may be used, which could include an independent market value analysis of these non-compete agreements. In addition, amounts representing any pro rata bonuses payable to the named executive officers in the year of termination have not been included in determining the estimated excise tax because we have been advised that it is customary for such regular and recurring bonus payments to be excluded from the calculation of excise tax under Section 280G and Section 4999 of the Internal Revenue Code.

(9) Ms. Paul is also entitled to amounts previously deferred under our Deferred Compensation Contract, Deferral of Discretionary Bonus as described above in the Nonqualified Deferred Compensation table and the narrative following the table.

Long Term Incentive Plan

Our named executive officers currently hold restricted stock and stock options awarded under our 2003 Long Term Incentive Plan and its predecessor plan, our 1993 Long Term Incentive Plan, as well as premium units under our MSPP, which is a program under our 2003 Long Term Incentive Plan, and premium shares under the predecessor Management Stock Purchase Plan. Each of these plans provides for all participants that any securities that are not vested become immediately vested upon a change of control, with the exception of the retention grants made in 2007 to Messrs. Ring, Weiland and Schermerhorn, which do not automatically vest and which remain subject to any vesting and transferability restrictions, except to the extent that the Compensation Committee determines otherwise. "Change of control" is defined substantially in the same manner as in our change of control agreements described above.

The following table describes the potential value to the named executive officers associated with the accelerated vesting of unexercisable stock options, unvested restricted stock (other than the retention grants), and unvested MSPP premium units or unvested Management Stock Purchase Plan shares upon a change of control of the Company:

Benefit/Payment	Timothy M. Ring	John H. Weiland	Todd C. Schermerhorn	Brian P. Kelly	Amy S. Paul
Unexercisable Stock Options[1]	$ 2,822,494	$1,866,146	$1,147,943	$ 588,674	$ 588,674
Unvested Restricted Stock[2]	$12,254,227	$9,696,713	$2,905,904	$1,537,277	$1,537,277
Unvested Premium Units/Shares[3]	$ 1,338,576	$2,568,511	$ 387,353	$1,121,010	$ 885,811

(1) Aggregate value of unexercisable stock options calculated based on the difference between the exercise price of the unexercisable stock options and $94.80, the closing price of our common stock on December 31, 2007. As described above under "Stock Options," stock options granted to our named executive officers that are not vested become fully vested and exercisable if the officer terminates employment after reaching retirement age. Ms. Paul has reached the age of retirement and, as a result, her unvested stock options would vest upon her termination, with or without a change of control.

(2) Aggregate value of unvested shares of restricted stock, other than the 2007 retention grants to Messrs. Ring, Weiland and Schermerhorn, calculated at a price of $94.80 per share.

(3) Aggregate value of unvested premium units and shares under our MSPP and Management Stock Purchase Plan, respectively, calculated at a price of $94.80 per share.

Limited stock appreciation rights, or "LSARs," are granted to our named executive officers in tandem with stock options. The LSARs may only be exercised within sixty days after a change of control of the Company. The LSARs give an executive the right to receive payment in cash or shares (as determined by us) equal to the difference between the fair market value of a share of our common stock on the date of exercise, or, if higher, the highest price per share paid in connection with the change of control, minus the exercise price of the option. In the event the LSAR is exercised, the related options are cancelled, and vice versa. The LSARs are vested to the same extent as the related stock options. The term "change of control" applicable to LSARs is defined substantially in the same manner as in the change of control agreements, as described above. The potential value to the named executive officers upon exercise of their LSARs following a change of control, assuming the fair market value on December 31, 2007 is at least as high as the change of control price, is as set forth in the table above in the "Unexercisable Stock Options" row.

<u>SIRP</u>

We provide supplemental retirement benefits to the named executive officers pursuant to our SIRP. Retirement benefits under our SIRP are payable to the named executive officers following a termination of employment for any reason within three years after a change of control of the Company. The amount payable upon termination within three years after a change of control is the usual retirement benefit under the SIRP, but with the account balance calculated as if the executive had remained employed and continued to receive annual accruals to his or her account, and retired upon reaching age 65. The age 65 account balance is determined by assuming a 6% increase in salary and annual bonus each year after termination. The projected age 65 benefit payable over 15 years is then converted to a lump sum payable six months after termination. The lump sum is calculated by discounting back the projected age 65 benefit to the executive's actual age, using a 4.29% interest rate. The executive may also elect to defer payment of the lump sum to a fixed future date, subject to certain restrictions. "Change of control" is defined under the SIRP as the beneficial ownership by a person of 25% or more of the voting power of our stock or a change in a majority of our Board of Directors during any period of two years or less. Assuming a termination on December 31, 2007 following a change of control, the amount of the payment under the SIRP to each of Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul would equal $10,006,082, $6,811,075, $4,986,982, $3,512,536 and $1,723,547, respectively. The amount for Ms. Paul reflects the additional benefit she would receive due to a change of control, but does not include the current vested portion of her SIRP account. The vested portion of her SIRP account is reflected in the Nonqualified Deferred Compensation table above.

DIRECTOR COMPENSATION

The table below sets forth compensation received by each non-employee director during 2007.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
Marc C. Breslawsky	76,000	65,081	37,071	—	—	73,550	251,702
T. Kevin Dunnigan	104,250	55,229	37,071	—	—	68,550	265,100
Herbert L. Henkel	88,250	75,214	37,071	—	—	73,550	274,085
Theodore E. Martin	77,650	71,181	37,071	—	—	68,550	254,452
Gail K. Naughton	65,400	32,817	37,071	—	—	68,550	203,838
Tommy G. Thompson . . .	65,400	45,396	21,132	—	—	68,550	200,478
Anthony Welters	78,950	57,724	37,071	—	—	73,550	247,295
Tony L. White	90,950	79,520	37,071	—	—	73,550	281,091

(1) Messrs. Breslawsky, Henkel, Martin, Thompson and Welters have deferred all of their cash fees earned in 2007 into 894; 1,035; 909; 770 and 922 shares of phantom stock, respectively. Messrs. Dunnigan and White did not defer their cash fees in 2007; however, deferral accounts for fees deferred in previous years are maintained on their behalf. Dr. Naughton did not defer her cash fees in 2007. For a description of the fees paid to non-employee directors and the deferral of such fees, see "Fees and Deferred Compensation" below.

(2) Amounts in this column include the aggregate amount of stock award expense in 2007 under our 2005 Directors' Stock Award Plan. The grant date fair value for formula-based awards made to Messrs. Martin, Welters and White on October 1, 2007 was $88.85, and for awards made to all non-employee directors on October 10, 2007 was $87.96. For a description of the assumptions used to arrive at these amounts, see Note 11 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007. For a description of the stock awards granted to non-employee directors, see "Stock Awards and Option Awards — Stock Awards" below.

(3) Amounts in this column represent the aggregate amount of stock option expense in 2007 under our 2005 Directors' Stock Award Plan. The grant date fair value for awards made in 2007 was $25.48. For a description of the assumptions used to arrive at these amounts, see Note 11 to Consolidated Financial Statements contained in our Form 10-K for the year ended December 31, 2007. For a description of the stock options granted to non-employee directors, see "Stock Awards and Option Awards — Option Awards" below.

(4) Amounts in this column include the value of share equivalent units granted to non-employee directors on December 31, 2007 under our Stock Equivalent Plan. For a description of the method for calculating the number of share equivalent units granted under the Stock Equivalent Plan, see "Stock Equivalent Plan for Outside Directors" below. For Messrs. Breslawsky, Henkel, Welters and White, the amount in this column also includes contributions in the amount of $5,000 made by our charitable foundation for 2007 on their behalf under the foundation's matching gift program. For a description of the matching gift program, see "Matching Gift Program" below.

The table below sets forth the aggregate number of stock awards, option awards, phantom stock shares under the Deferred Compensation Contract and share equivalent units under the Stock Equivalent Plan held by each director as of December 31, 2007.

Name	Stock Awards (#)	Option Awards (#)	Deferred Compensation Contract — Phantom Stock Shares (#)	Stock Equivalent Plan — Share Equivalent Units (#)
Marc C. Breslawsky	6,000	20,400	23,191	18,989
T. Kevin Dunnigan	6,346	20,400	21,177	24,617
Herbert L. Henkel	4,000	14,400	8,570	6,653
Theodore E. Martin	3,200	8,400	4,853	4,907
Gail K. Naughton	2,514	7,200	—	3,503
Tommy G. Thompson	2,400	3,600	2,092	2,528
Anthony Welters	5,432	19,200	11,472	11,795
Tony L. White	6,514	20,400	18,733	18,989

Fees and Deferred Compensation

Cash Fees

In 2007, non-employee directors received an annual cash retainer, payable quarterly, in the amount of $46,750, increased to $48,750 effective October 1, 2007. In addition, for each Board of Directors and committee meeting attended and for scheduled interim conferences, each non-employee director receives a fee of $1,650, except for committee chairs, who receive a fee of $3,650 for each committee meeting and scheduled interim conference. Directors who are also our employees do not receive any additional compensation for their service as directors.

Deferred Compensation Contract

Our directors may defer all or a portion of their cash fees under our Deferred Compensation Contract, Deferral of Directors' Fees. Under this arrangement, the director's deferred amounts are credited to a bookkeeping account for the director. The director may elect (i) to have the account credited with interest, or (ii) to have the account deemed invested in shares of our common stock, referred to as "phantom" stock, with the value of the account determined by the price of our common stock and the number of phantom stock shares in the account. Each of our directors who currently defers fees has elected to convert the deferrals to phantom stock. Those directors are credited with a number of phantom stock shares equal to the dollar amount of fees deferred, divided by the value of a share of our common stock on the date the fees would otherwise have been paid. Upon termination of service as a director, we convert the phantom stock in the director's account back to a cash value by multiplying the total number of shares of phantom stock by the value of a share of our common stock at that time. No shares of our common stock are purchased or issued in connection with this arrangement, and all accounts are paid in cash. We pay the value of the account in up to ten annual installments or as a lump sum, as elected by the director. Dividend equivalents are credited on phantom stock in the same amount as paid on our common stock and are automatically deemed reinvested into additional shares of phantom stock.

Stock Awards and Option Awards

We grant stock awards and option awards to non-employee directors under our 2005 Directors' Stock Award Plan, or the "Stock Award Plan."

Stock Awards

The Stock Award Plan provides for the grant of automatic, or "formula-based," stock awards to each director in the year of his or her appointment, election or re-election as a director. Under the formula, each director receives a grant of 400 shares of restricted stock for each year or partial year remaining in his or her term on the first business day in October following appointment or election. Therefore, a director who is elected to the Board of Directors for a three-year term receives a stock award of 1,200 shares of common stock. The shares are subject to both a vesting restriction and transfer restriction. 400 of the shares vest immediately and the remaining 800 shares are subject to forfeiture and vest in 50% increments on each of the first two anniversaries of the grant date. Once vested, the shares are subject to a restriction on transfer for an additional period of two years, but are no longer subject to forfeiture. Any unvested shares of a formula-based stock award are forfeited if a person ceases to serve as a director for any reason.

We may also grant our non-employee directors additional discretionary, or "nonformula-based," stock awards under the Stock Award Plan. The Governance Committee grants these shares and sets any conditions or restrictions. On October 10, 2007, the Governance Committee granted each non-employee director a nonformula-based stock award of 400 shares that vest in full at the end of three years. Subject to the discretion of the Governance Committee, unvested shares of a nonformula-based stock award are forfeited in the event a person ceases to serve as a director, except as a result of death or retirement, in which case all such shares will vest. The Stock Award Plan provides that the Governance Committee has the discretion to accelerate vesting or waive any vesting conditions with respect to stock awards granted under this plan.

Option Awards

The Stock Award Plan also provides for the grant of formula-based option awards. The option awards are granted in July and provide for the purchase of 1,200 shares of our common stock. The options have an exercise price equal to the fair market value of our common stock on the date of grant and vest in 400 share increments on each of the first three anniversaries of the grant date. "Fair market value" is defined under the Stock Award Plan as the average of the high and low prices of our common stock on the date of grant as reported on the NYSE. The options granted in July 2007 have an exercise price of $83.47 per share.

The Governance Committee may also grant non-employee directors additional nonformula-based option awards under the Stock Award Plan, and determines any conditions or restrictions on the grants. No nonformula-based option awards were granted to directors in 2007.

If a person ceases to serve as a director for any reason other than death or retirement, any unvested options will terminate. If a person ceases to serve as a director as a result of his or her death, his or her personal representative may exercise all vested and unvested options for a period of one year but in no event beyond the term of the option. If a person ceases to serve as a director as a result of his or her retirement, he or she may exercise all vested options through the term of the option, and all unvested options will terminate. The Stock Award Plan provides that the Governance Committee has the discretion to accelerate vesting or waive any vesting conditions with respect to option awards under this plan.

Stock Equivalent Plan for Outside Directors

We also maintain the Stock Equivalent Plan for Outside Directors of C. R. Bard, Inc., or the "Stock Equivalent Plan." Under the Stock Equivalent Plan, we maintain a bookkeeping account for each non-employee director to which we credit an amount on December 31 each year. The account is deemed invested in shares of our common stock, referred to as "share equivalent units," with the value of the account determined by the price of our common stock and the number of share equivalent units in the account. No shares of our common stock are actually purchased or issued in connection with this arrangement. The annual grant of share equivalent units under the Stock Equivalent Plan is determined according to a formula, which provides that a director receives a number of share equivalent units equal to (i) the sum of (A) the annual retainer then in effect for non-employee directors and (B) 12 times the per-meeting fee for non-employee directors then in effect, divided by (ii) the fair market value of a share of our common stock on the last trading day of the year. The fair market value is defined as the average of the high and low selling prices of our common stock on the NYSE. Based on the formula described above, the value of the share equivalent units granted to each non-employee director effective December 31, 2007 was $68,550, and included 722 share equivalent units based on a price of $94.915 per share, the fair market value of our common stock on December 31, 2007.

Each director's account in the Stock Equivalent Plan becomes vested after five years of service on our Board of Directors, or immediately upon a change of control, which is defined the same as under our executive change of control agreements described above. If the account is not vested at the time the director terminates service, all benefits are forfeited. In addition, if we terminate a director for "cause," his or her entire account, whether vested or unvested, will be forfeited. "Cause" is defined as a breach of a director's duty of loyalty to us or our shareholders, any act not in good faith or involving a knowing violation of law, or any act resulting in the director's receipt of an improper personal benefit. Other than following a change of control or after the director's death, a director will also forfeit any remaining unpaid benefits if he or she fails to remain available to provide advice and counsel to us or engages in activities the Board of Directors determines to be competitive with our interests following termination of service.

Payment of benefits generally may not begin before the director reaches age 55. The value of the director's account is equal to the total number of share equivalent units credited to the account, multiplied by the average of the closing prices of our common stock on the NYSE during the six-month period immediately preceding the director's date of termination. We pay benefits under the Stock Equivalent Plan in cash, either in a lump sum or in quarterly installments over a number of years equal to the number of full or partial years the director served on our Board of Directors, at the director's election. If the director elects to receive a lump sum, the amount of the lump sum is equal to the present value of the installment payments, discounted using the 30-year treasury rate in effect on the date the director terminates service. If our directors' annual retainer or meeting fees are increased after a participant terminates service as a director, the Governance Committee may, in its discretion, prospectively increase the benefit payments to be paid or being paid to any retired non-employee directors.

In the event of a participant's death on or after payment has begun, his or her beneficiary will receive the participant's remaining interest. If a participant dies before payment has begun, the participant's beneficiary will receive the payments, if any, that the participant would have received if the participant had terminated service as a director on the date of the participant's death. Since benefits under the Stock Equivalent Plan are generally payable to non-employee directors only after a director has served on the Board of Directors for at least five years, the beneficiary of a director who terminates service due to death before completing five years of service would typically not receive any benefits under the Stock Equivalent Plan. To offset this, we pay an additional death benefit for non-employee directors equal to $25,000 per year for each year of service on the Board of Directors, up to five years. After the director completes five years of service, we no longer provide the additional death benefit, and any benefits payable to the director's beneficiary would be determined by the terms of the Stock Equivalent Plan. We have not purchased insurance relating to the additional death benefit and therefore any benefits would be paid out of our general assets.

Matching Gift Program

Directors are eligible to participate in the C. R. Bard Foundation, Inc. Matching Gift Program, under which our foundation matches gifts made by employees and directors to eligible non-profit organizations. The maximum gift total for a non-employee director participant in the Program is $5,000 in any calendar year.

RELATED PARTY TRANSACTIONS

We offer a relocation program for employees who relocate at our request and, in appropriate circumstances, to new employees who relocate in connection with their employment by us. We believe this program offers a valuable incentive to attract and retain key employees. The relocation program provides a relocating employee who is eligible for benefits under the relocation program with financial assistance, both in selling his or her existing home and in purchasing a new residence.

In 2006, Frank Lupisella Jr., our Vice President and Controller, received benefits under the relocation program in connection with his relocation to our corporate headquarters in Murray Hill, New Jersey. In 2006, Mr. Lupisella sold his home to the relocation company pursuant to the relocation program for $800,500 based on the appraised value of the home. The relocation company sold the home for $726,000 in April 2007. Upon the sale of the home, we agreed to pay the relocation company the difference between the purchase price paid to Mr. Lupisella by the relocation company and the amount of the final sale price, along with out-of-pocket expenses (e.g., taxes, maintenance, utilities, insurance, etc.) and associated fees.

Policies and Procedures for Transactions with Related Persons

We attempt to analyze all transactions in which C. R. Bard participates and in which a related person may have a direct or indirect material interest, both due to the potential for a conflict of interest and to determine whether disclosure of the transaction is required under applicable SEC rules and regulations. Related persons include any of our directors or executive officers, certain of our shareholders and their respective immediate family members. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with our interests. Our Business Ethics Policy requires all directors, officers and employees who may have a potential or apparent conflict of interest to fully disclose all the relevant facts to our President and Chief Operating Officer or to another corporate officer. The President and Chief Operating Officer or other officer will generally consult with the Law Department, and a determination will be made as to whether the activity is permissible. A copy of our Business Ethics Policy is available on our website at www.crbard.com.

In addition to the reporting requirements under the Business Ethics Policy, to identify related person transactions, each year we submit and require our directors and officers to complete Director and Officer Questionnaires identifying any transactions with us in which the officer or director or their family members have an interest. A list is then maintained by the Law Department of all companies known to the Law Department that are affiliated with a related person. Any potential transactions with such companies or any potential related party transactions are reviewed by the Law Department and brought to the attention of the Governance Committee as appropriate. Our Governance Committee is responsible for reviewing and approving all material transactions with any related person, including any charitable contributions to an affiliated entity above $25,000.

EQUITY COMPENSATION PLAN INFORMATION

The table below sets forth information with respect to shares of common stock that may be issued under our equity compensation plans as of December 31, 2007:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,096,590[1]	$47.38	2,586,471[2]
Equity compensation plans not approved by security holders	83,094[3]	$24.76	—
Total	9,179,684	$47.18	2,586,471

(1) Includes 7,283,598 options (which do not carry dividend equivalent rights) and 1,812,992 awards of restricted stock, restricted stock units and other performance-based awards (including 452,227 restricted stock units purchased by participants under the MSPP from a portion of their bonus).

(2) Includes 105,566 shares under the 2005 Directors' Stock Award Plan, 2,377,180 shares under the 2003 Long Term Incentive Plan and 103,725 shares under the 1998 Employee Stock Purchase Plan.

(3) Represents shares previously issued under the Management Stock Purchase Plan that remain subject to forfeiture. The Management Stock Purchase Plan provided for the purchase by participants of shares of common stock and was replaced in 2004 by the MSPP, a program under our shareholder-approved 2003 Long Term Incentive Plan. Accordingly, no further shares will be issued under the Management Stock Purchase Plan. Other than the purchase of common stock rather than units, the material features of the Management Stock Purchase Plan mirror the material features of the MSPP, which is described above under the Nonqualified Deferred Compensation Table.

**PROPOSAL NO. 2 — APPROVAL OF THE 2003 LONG TERM INCENTIVE PLAN OF
C. R. BARD, INC., AS AMENDED AND RESTATED**

Our shareholders are being asked to consider and vote on this proposal to increase the number of shares of common stock authorized to be issued under our 2003 Long Term Incentive Plan, as amended and restated, which we refer to as the "2003 Plan." The Board of Directors has approved, subject to shareholder approval, an amendment and restatement of the 2003 Plan to increase by 2,225,000 shares the number of shares of common stock authorized to be issued under the 2003 Plan.

Under the 2003 Plan, which was adopted by shareholders at the 2003 Annual Meeting of Shareholders and amended by shareholders at the 2004 Annual Meeting of Shareholders and the 2006 Annual Meeting of Shareholders, the maximum number of authorized shares of common stock that may be issued is 12,500,000 shares. As of December 31, 2007, approximately 2,377,180 shares of common stock remained available under the 2003 Plan. As a result of the limited number of shares of common stock remaining available under the 2003 Plan, we are requesting that shareholders authorize 2,225,000 additional shares of common stock under the 2003 Plan to cover anticipated awards to be granted by us in the future in accordance with our normal compensation practices. As amended, the maximum number of authorized shares of common stock that could be issued under the 2003 Plan is 14,725,000 shares.

We believe that the 2003 Plan will continue to help us to attract and retain the services of employees who are in a position to make a material contribution to the successful operation of our business by enabling us to offer a variety of long-term incentive awards. The summary description of the 2003 Plan (as proposed to be amended and restated) set forth below does not purport to be complete and is qualified in its entirety by reference to the provisions of the 2003 Plan itself. The complete text of the 2003 Plan (as proposed to be amended and restated) is attached as Exhibit A to this Proxy Statement.

Description of the 2003 Plan

Administration. The 2003 Plan is administered by the Compensation Committee or any subcommittee thereof, which is expected to consist of at least two individuals who are intended to qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. All awards granted to employees under the 2003 Plan are evidenced by an award agreement which specifies the type of award granted pursuant to the 2003 Plan, the number of shares of common stock underlying the award and all terms governing the award, including, without limitation, terms regarding vesting, exercisability and expiration of the award.

Eligibility. Participants in the 2003 Plan are selected by the Compensation Committee from employees of the Company and its subsidiaries. The Compensation Committee may select participants and make awards at any time under the 2003 Plan. As of December 31, 2007, 11 executive officers and approximately 780 other officers and employees were eligible for participation in the 2003 Plan.

Determination and Maximum Number of Awards. Awards under the 2003 Plan may be in the form of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, unrestricted stock and other stock-based awards. The maximum number of shares with respect to which options, stock appreciation rights and other stock-based awards may be granted during each calendar year to any individual may not exceed 900,000 shares of our common stock. As amended, the maximum number of shares of common stock that may be granted as awards of restricted stock, unrestricted stock, restricted stock units or other stock-based awards may not exceed 3,475,000 shares in the aggregate. Of these 3,475,000 shares, awards representing 1,931,838 shares (including awards representing 452,227 shares purchased by participants through bonus deferrals under the MSPP) have been granted as of December 31, 2007. The Compensation Committee has exclusive power and authority, consistent with the provisions of the 2003 Plan, to establish the terms and conditions of any award and to waive any such terms or conditions. Because the benefits conveyed under the 2003 Plan would be at the discretion of the Compensation Committee, we cannot determine what benefits participants will receive under the 2003 Plan. As of December 31, 2007, the Compensation Committee has awarded options and restricted stock under the 2003 Plan to the named executive officers in the amounts set forth in the Outstanding Equity Awards at

2007 Fiscal Year-End under the columns "Number of Securities Underlying Unexercised Options — Exercisable" and "Number of Securities Underlying Unexercised Options — Unexercisable". As of December 31, 2007, the current executive officers, as a group, have been granted a total of 3,434,163 options and 275,567 shares of restricted stock under the 2003 Plan, and all other employees have been granted a total of 5,466,509 options and 374,157 shares of restricted stock. Non-employee directors are not eligible to receive awards under the 2003 Plan. On March 6, 2008, the mean between the high and low sale prices of the common stock, as reported on the NYSE, was $94.21.

Stock Options and Stock Appreciation Rights. The Compensation Committee may award to selected employees nonqualified or incentive stock options. Options granted under the 2003 Plan will be exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee, but in no event will an option be exercisable more than ten years after the date it is granted. The exercise price per share of common stock for any option awarded will not be less than 100% of the fair market value of a share of common stock on the day the option is granted. The exercise price of any stock option granted pursuant to the 2003 Plan may not be subsequently reduced by amendment, or cancellation and substitution of that option or any other action of the Compensation Committee without shareholder approval, subject to the Compensation Committee's authority to adjust or substitute awards upon the occurrence of certain events to preserve the economic value of the award (described in "Adjustments Upon Certain Events" below).

A participant may exercise an option by paying the exercise price in cash or its equivalent and/or, to the extent permitted by the Compensation Committee, common stock, a combination of cash and common stock or through the delivery of irrevocable instruments to a broker to sell the shares obtained upon the exercise of the option and to deliver to us an amount equal to the exercise price.

The Compensation Committee may grant stock appreciation rights independent of or in conjunction with an option. The exercise price of a stock appreciation right will be an amount determined by the Compensation Committee, but in no event will that amount be less than the fair market value of the common stock on the date the stock appreciation right is granted or, in the case of a stock appreciation right granted in conjunction with an option, the exercise price of the related option. Upon the occurrence of certain events (described in "Adjustments Upon Certain Events" below), however, the Compensation Committee may adjust or substitute a stock appreciation right in order to preserve the economic value of the award. Each stock appreciation right granted independently from an option will entitle an employee upon exercise to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of common stock over (B) the exercise price, multiplied by (ii) the number of shares of common stock covered by the stock appreciation right and as to which the stock appreciation right is exercised. Each stock appreciation right granted in conjunction with an option will entitle an employee to surrender the option and to receive an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of common stock over (B) the option price per share of common stock, multiplied by (ii) the number of shares of common stock covered by the option that is surrendered. Payment will be made in common stock or in cash or partly in common stock and partly in cash, as determined by the Compensation Committee at the time of grant. In no event may a participant exercise a stock appreciation right more than ten years after the date it is granted.

The Compensation Committee may, in its discretion, grant limited stock appreciation rights that are exercisable upon the occurrence of specified contingent events, including, without limitation, a change of control of the Company.

Other Stock-Based Awards. The Compensation Committee, in its sole discretion, may grant restricted stock, stock awards, restricted stock units, unrestricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, our common stock. These other stock-based awards will be in such form, and dependent on such conditions, as the Compensation Committee determines, including, without limitation, the right to receive, or vest with respect to, one or more shares of common stock (or the equivalent cash value of those shares of common stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. However, the Compensation Committee may grant awards of unrestricted shares only if the Compensation Committee has determined that those awards are made in lieu of salary or a cash bonus. The restricted period specified in respect of any award of restricted stock will not be less than three years, except that the Compensation Committee may (i) provide for a restricted period to terminate at any time after one year upon the attainment of established performance-based objectives, and (ii) grant up to 500,000 shares of restricted stock without regard to this limitation.

Certain stock-based awards granted under the 2003 Plan may be granted in a manner that should be deductible by us under the Internal Revenue Code. These awards, referred to as performance-based awards, will be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) return on shareholders' equity; (vi) attainment of strategic and operational initiatives; (vii) customer income; (viii) economic value-added models; (ix) maintenance or improvement of profit margins; (x) stock price, including, without limitation, as compared to one or more stock indices; (xi) market share; (xii) revenues, sales or net sales; (xiii) return on assets; (xiv) book value per share; (xv) expense management; (xvi) improvements in capital structure; (xvii) costs and (xviii) cash flow. In addition, to the degree consistent with the Internal Revenue Code, the performance criteria may be calculated without regard to extraordinary, unusual and/or non-recurring items. With respect to performance-based awards, (i) the Compensation Committee will establish the objective performance goals applicable to a given period of service no later than 90 days after the commencement of that period of service (but in no event after 25% of that period of service has elapsed) and (ii) no awards will be granted to any participant for a given period of service until the Compensation Committee certifies that the objective performance goals (and any other material terms) applicable to that period have been satisfied.

Adjustments Upon Certain Events. In the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar transaction that results in a change to our equity capitalization, the Compensation Committee, will adjust, as it deems to be equitable or appropriate, (i) the number or kind of shares of common stock or other securities that may be issued or reserved for issuance pursuant to the 2003 Plan or pursuant to any outstanding awards, (ii) the annual and other limits on grants of awards and/or (iii) any other affected terms of the 2003 Plan or awards under the 2003 Plan. If a change of control of the Company occurs, unless otherwise specified by the Compensation Committee with respect to any award on or prior to the date of grant, (i) any outstanding awards that are unexercisable or unvested will automatically be deemed exercisable or vested and all restrictions on restricted stock will expire and (ii) the Compensation Committee may (A) cancel such awards for fair value (as determined in the sole discretion of the Compensation Committee) or (B) provide for the issuance of substitute awards that will substantially preserve the terms of any awards previously granted under the 2003 Plan. A change of control is defined in the 2003 Plan substantially in the same manner as in the agreements with our named executive officers (described under "Potential Payments Upon Termination or Change of Control — Payments Upon Termination Following a Change of Control" above), except that the 2003 Plan additionally provides that a change of control will not be deemed to have occurred upon a transaction in which our shareholders prior to the transaction retain majority ownership of the resulting entity or its parent following the transaction.

Transferability. A participant in the 2003 Plan may not transfer or assign for consideration any awards received under the 2003 Plan. A participant may transfer an award by will or by the laws of descent and distribution. During a participant's lifetime, only the participant or his or her guardian or legal representative may exercise the participant's award under the 2003 Plan. The Compensation Committee may provide that a participant may transfer awards to family members or trusts that are owned by or for the benefit of family members as long as they are not transferred for consideration.

Amendment and Termination. The Board of Directors may amend or terminate the 2003 Plan at any time, provided that it may not, without shareholder approval, (i) increase the number of shares that may be acquired under the 2003 Plan, (ii) extend the term during which options may be granted under the 2003 Plan, (iii) permit the exercise price per share of an option or stock appreciation right to be less than the fair market value of the common stock on the date on which an option or stock appreciation right is granted, except as specifically provided upon the occurrence of certain events as described above, (iv) terminate restrictions on awards except in connection with a participant's death, disability or termination of employment or in connection with a change of control or (v) provide for awards not permitted under the terms of the 2003 Plan. No amendment or termination of the 2003 Plan may diminish any rights of a participant pursuant to a previously granted award without his or her consent, subject to the Compensation Committee's authority to adjust awards upon certain events (described in "Adjustments Upon Certain Events" above). No awards may be made under the 2003 Plan after April 16, 2013.

Tax Status of 2003 Plan Awards

Introduction. The following discussion of the federal income tax status of awards under the 2003 Plan, as proposed to be amended and restated, is based on present federal tax laws and regulations and does not purport to be a complete description of the federal income tax laws. Employees may also be subject to certain state and local taxes that are not described below.

Incentive Stock Options. If the option is an incentive stock option, the employee will not realize income upon award or exercise of the option, and we will not have a deduction be available to us at that time. If the employee holds the common stock purchased upon the exercise of an incentive stock option for at least two years from the date of the award of that option and for at least one year after exercise, any resulting gain will be taxed at long-term capital gains rates. If the employee disposes of the common stock purchased pursuant to the option before the expiration of that period, any gain on the disposition, up to the difference between the fair market value of the common stock at the time of exercise and the option price, will be taxed at ordinary rates as compensation paid to the employee, and we will be entitled to a deduction for an equivalent amount. Any amount realized by the employee in excess of the fair market value of the stock at the time of exercise will be taxed at capital gains rates.

Nonqualified Options. If the option is a nonqualified option, the employee will not realize income at the time of award of the option, and we will not have a deduction available to us at that time. At the time of exercise (other than by delivery of common stock to us), the employee will realize ordinary income in an amount equal to the difference between the option exercise price and the fair market value of the shares on the date of exercise, and we will receive a tax deduction for the same amount. If the employee exercises an option by delivering common stock to us, a number of shares received by the employee equal to the number of shares so delivered will be received free of tax and will have a tax basis and holding period equal to the shares so delivered. The fair market value of additional shares received by the employee will be taxable to the employee as ordinary income, and the employee's tax basis in those shares will be their fair market value on the date of exercise. Upon disposition, any appreciation or depreciation of the common stock after the date of exercise may be treated as capital gain or loss.

Stock Appreciation Rights. The employee will not realize income at the time a stock appreciation right is awarded, and we will not have deduction available to us at that time. When the employee exercises the right (including a limited stock appreciation right), the employee will realize ordinary income in the amount of the cash or common stock received by the employee, and we will be entitled to a deduction of equivalent value.

Restricted Stock, Stock Awards and Unrestricted Stock. We will receive a deduction and the employee will recognize taxable income equal to the fair market value of the restricted stock at the time the restrictions on the shares awarded lapse, unless the employee elects to pay such tax as may be then due not later than 30 days after the date of the transfer by us to the employee of a restricted stock award as permitted under Section 83(b) of the Internal Revenue Code, in which case both our deduction and the employee's inclusion in income occur on the award date. The value of any part of a stock award distributed to employees will be taxable as ordinary income to those employees in the year in which the stock is received, and we will be entitled to a corresponding tax deduction. The value of shares of common stock awarded to employees as unrestricted stock (minus the employee's purchase price, if any) will be taxable as ordinary income to those employees in the year received, and we will be entitled to a corresponding tax deduction.

Section 162(m). Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer and certain other highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. One requirement is shareholder approval of, and shareholder reapproval at least once every five years of, (i) the performance criteria upon which performance-based awards may be based, (ii) the annual per-participant limits on grants of performance-based awards and stock options and stock appreciation rights and (iii) the class of employees eligible to receive awards. In the case of performance-based awards, other requirements are that objective performance goals and the amounts payable upon achievement of the goals be established by a committee comprised solely of at least two outside directors and that no discretion be retained to increase the amount payable under the awards. In the case of options and stock appreciation rights, other requirements are that the option or stock appreciation right be granted by a committee of at least two outside directors and that the exercise price of the option or stock appreciation right be not less than fair market value of the common stock on the date of grant. We believe that compensation received on vesting of performance-based awards and exercise of options and stock appreciation rights granted under the 2003 Plan is in compliance with all of the above requirements and others set forth in Section 162(m) of the Internal Revenue Code and will be exempt from the $1,000,000 deduction limit.

Adoption of Proposal No. 2

We believe that the best interests of C. R. Bard and its shareholders will be served by the approval of Proposal No. 2. The amendment and restatement of the 2003 Plan will enable us to be in a position to continue to grant long-term incentive awards to officers and other employees, including those who through promotions and development of our business will be entrusted with new and more important responsibilities. The Board of Directors approved the amendment and restatement of the 2003 Plan at its meeting held on February 13, 2008.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2.

PROPOSAL NO. 3 — APPROVAL OF THE 1998 EMPLOYEE STOCK PURCHASE PLAN OF C. R. BARD, INC., AS AMENDED AND RESTATED

Introduction

Our shareholders are being asked to consider and vote on this proposal to increase the number of shares of common stock authorized to be issued under the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated, which we refer to as the ESPP. The Board of Directors has approved, subject to shareholder approval, an amendment and restatement of the ESPP to increase by 500,000 shares the number of shares of common stock authorized to be issued under the ESPP.

Under the ESPP, which was originally approved by the shareholders at the 1998 Annual Meeting of Shareholders, and amended and restated at the 2006 Annual Meeting of Shareholders, the maximum number of authorized shares of common stock that may be issued is 1,250,000 shares. As of December 31, 2007, only 103,725 shares of common stock remained available under the ESPP. As a result of the limited number of shares of common stock remaining available under the ESPP, the Company is requesting that shareholders authorize 500,000 additional shares of common stock under the ESPP to cover anticipated future grants. As amended, the maximum number of authorized shares of common stock that could be issued under the ESPP would be 1,750,000.

The ESPP provides eligible employees of C. R. Bard and its subsidiaries with an opportunity to acquire an ownership interest in the Company through the purchase of common stock and, therefore, to develop a stronger incentive to work for our long-term success. The ESPP is intended to be an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code. The summary description of the ESPP (as proposed to be amended and restated) set forth below does not purport to be complete and is qualified in its entirety by reference to the provisions of the ESPP itself. The complete text of the ESPP (as proposed to be amended and restated) is attached as Exhibit B to this Proxy Statement.

Description of the ESPP

Administration. The Retirement Committee under the Employees' Retirement Plan of C. R. Bard, Inc. (the "Committee") administers the ESPP. The Committee may make rules and regulations for the administration of the ESPP, and the Committee's interpretations and decisions with regard to the ESPP and the rules and regulations are final and conclusive. We intend that the ESPP will at all times meet the requirements of Section 423 of the Internal Revenue Code, if applicable, and the Committee will, to the extent possible, interpret the provisions of the ESPP to meet those requirements.

Eligibility. Except for employees who customarily work less than five months per calendar year or for less than 20 hours per week, each employee of the Company, any domestic subsidiary and any foreign subsidiary to which the Committee extends the ESPP may participate in the ESPP. As of December 31, 2007, 11 executive officers and approximately 4,780 other officers and employees were eligible to participate in the ESPP.

Stock Subject to the Plan. The aggregate number of shares which currently may be sold under the ESPP is 1,250,000, which reflects the 2-for-1 stock split that occurred in 2004, and is subject to adjustment in certain circumstances. If the shareholders approve the proposed amendment, the total number of shares which may be sold under the ESPP will be 1,750,000. We may make open-market purchases to provide shares of common stock for purchase under the ESPP, may sell treasury shares or issue authorized but unissued shares.

Participation in the Plan. Eligible employees may participate in the ESPP by completing and filing with us or our designated recordkeeper an election form which authorizes payroll deductions from the employee's compensation. This deduction will start on the first January 1 or July 1 (each, a "grant date") after the filing of the form by the employee, and will continue until the employee terminates participation or the ESPP is terminated. Eligible employees may participate only through payroll deductions. An employee will not be permitted to participate in the ESPP on any grant date, however, if he or she owns stock possessing 5% or more of the total combined voting power or value of all classes of our stock or the stock of any subsidiary. We cannot determine which employees, if any, will participate in the ESPP in the future and the extent of such participation.

Payroll Deductions. Payroll deductions will be made from the compensation paid to each participant for each payroll period in the whole percentage, from 1% to 10%, that the participant has authorized in his or her election form.

Termination of Participation in the Plan. A participant may, at any time and for any reason, voluntarily terminate participation in the ESPP by delivering a written notice of withdrawal to the appropriate payroll office. The participant's payroll deductions under the plan will stop as soon as practicable following delivery of the notice. Participation in the ESPP will be terminated automatically when a participant terminates employment with us or our subsidiaries for any reason or if the participant becomes ineligible to participate.

If the former participant remains employed by us or any of our subsidiaries after termination of participation in the ESPP, any prior payroll deductions credited to the participant's plan account will be used to purchase shares of common stock on the next purchase date. If the former participant is no longer employed by us or any of our subsidiaries after termination of participation in the plan, any prior payroll deductions credited to the participant's plan account will be paid to the participant in cash as soon as practicable following termination of employment. An eligible employee who terminates participation in the ESPP may rejoin the ESPP by filing a new election form.

Purchase of Shares. On each grant date, each participant is deemed to have been granted an option. On each June 30 and December 31, or the following business day if that date is not a business day (each, a "purchase date"), each participant is deemed to have purchased automatically the number of whole shares of common stock determined by dividing the balance in the participant's plan account by the purchase price on the purchase date. The purchase price will be 85% of the lesser of the fair market value of the common stock on the grant date or the purchase date. The fair market value of the common stock on the applicable date is the mean of the high and low sale prices of our common stock as reported on the NYSE. On March 6, 2008, the mean of the high and low sale prices of our common stock, as reported on the NYSE, was $94.21. Any amount remaining in the participant's plan account will be carried forward to the next purchase date unless the plan account is closed.

A participant may elect to delay the purchase of shares from the initial purchase date following a grant date until the next scheduled purchase date, referred to as the "delayed purchase date", by delivering a written election to us at least ten days before the initial purchase date. However, any participant employed by a subsidiary of the Company organized in Germany, Italy or the United Kingdom (or any other country the Committee designates) will be deemed to have elected to delay the purchase of shares from the initial purchase date until the delayed purchase date unless the participant delivers a written election to the contrary at least ten days before the initial purchase date. As required under Internal Revenue Code Section 423, in no event will the purchase date be later than 27 months after the grant date.

As soon as practicable after each purchase date, a statement is delivered to each participant that includes: (i) the number of shares of common stock purchased on the purchase date on behalf of the participant; (ii) the purchase price per share; (iii) the total amount of cash transferred to the participant's account by payroll deduction; and (iv) the amount of cash in the participant's account that will be carried forward. If the participant requests, a stock certificate for whole shares of common stock in a participant's plan account will be issued at any time after the shares have been held in the participant's plan account for a period of six months. However, if the participant terminates employment with us or our subsidiaries, a stock certificate for whole shares of common stock in the participant's plan account will be issued as soon as administratively feasible if necessary to close the account. A cash payment will be made for any fractional share in the participant's account.

Rights as a Shareholder. As of the purchase date, a participant is treated as record owner of the participant's shares purchased under the ESPP. Each participant must advise us promptly if the participant disposes of any shares of common stock purchased under the ESPP within two years of the grant date immediately preceding the participant's purchase of the shares.

Transferability. A participant may not transfer his or her rights under the ESPP, other than by will or the laws of descent and distribution. A participant's rights and payroll deductions under the ESPP are not subject to execution, attachment, levy, garnishment or any similar process. While a participant is alive, his or her rights under the ESPP may only be exercised by the participant or his or her guardian or legal representative.

Application of Funds. We will hold all funds of participants received or held by us under the ESPP before purchase of the shares of common stock without liability for interest or any other increases.

Adjustments in Case of Changes Affecting Shares. If our outstanding shares of common stock are subdivided or consolidated or a stock dividend is paid, the number of shares approved for the ESPP will be increased or decreased proportionately, and other adjustments will be made as may be deemed equitable by the Committee. In the event of any other change affecting the common stock, an adjustment will be made as is deemed equitable by the Committee to give proper effect to the event.

Amendment and Termination. The Compensation Committee of the Board of Directors may amend or modify the ESPP at any time, except that the Compensation Committee may not amend the ESPP so that it fails to meet the applicable requirements of Section 423 of the Internal Revenue Code.

The ESPP will terminate upon the earlier of the termination of the ESPP by our Board of Directors or the date upon which no more shares remain available to be purchased under the ESPP. The Board of Directors may terminate the ESPP as of any date, and the date of termination will be deemed a purchase date. If, on that purchase date, participants in the aggregate have options to purchase more shares of common stock than are available for purchase under the ESPP, each participant will be eligible to purchase a reduced number of shares of common stock on a pro rata basis, and any excess payroll deductions will be returned to participants, all as provided by rules and regulations adopted by the Committee.

Governmental Regulations. Our obligation to sell and deliver common stock under the ESPP is subject to the approval of any governmental authority that is required in connection with the authorization, issuance or sale of the stock.

Withholding. We reserve the right to withhold from stock or cash distributed to a participant any amounts that we are required by law to withhold.

Sale of the Company. If the sale of all or substantially all of our assets or a merger of the Company with or into another corporation is proposed, we will require that each outstanding option be assumed or an equivalent right to purchase stock of the successor or purchaser corporation be substituted by the successor or purchaser corporation, unless the ESPP is terminated.

Federal Income Tax Consequences

The following discussion of the federal income tax consequences relating to the ESPP is based on present federal tax laws and regulations and is not a complete description of the federal income tax laws. Participants may also be subject to certain state and local taxes which are not described below.

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The amounts withheld from a participant's compensation under the ESPP will be taxable income to the participant and must be included in the participant's gross income for federal income tax purposes in the year in which those amounts otherwise would have been received. Payments to the ESPP do not result in any tax deductions for a participant's personal income tax return. Under the Internal Revenue Code, the participant generally recognizes no taxable income either as of the grant date or as of the purchase date.

Depending upon the length of time the acquired shares are held by the participant, the federal income tax consequences will vary upon disposition of the shares. If the shares are held for a period of two years or more from the grant date and for at least one year from the purchase date, referred to as the "required period", and are sold at a price in excess of the purchase price paid by the participant for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of: (i) the amount by which the fair market value of the shares on the grant date exceeded the purchase price or (ii) the amount by which the fair market value of the shares at the time of their sale exceeded the purchase price. Any portion of the gain not taxed as ordinary income will be treated as long-term capital gain. If the shares are held for the required period and are sold at a price less than the purchase price paid by the participant for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. We will not be entitled to any deduction for federal income tax purposes for shares held for the required period that are subsequently sold by the participant, whether at a gain or loss.

If a participant disposes of shares within the required period, referred to as a "disqualifying disposition", the participant will recognize ordinary income in an amount equal to the difference between the purchase price paid by the participant for the shares and the fair market value of the shares on the purchase date, and we will be entitled to a corresponding deduction for federal income tax purposes. Any profit realized in excess of the amount included in ordinary income will be taxed as a capital gain, and any loss realized after increasing the basis of the stock by the ordinary income recognized will be a capital loss. The capital gain or loss will be treated as long-term capital gain or loss if the participant has held the shares for at least one year before the sale or transfer. There may or may not be any difference in ordinary income and capital gain tax rates. We will not receive a deduction for federal income tax purposes with respect to any capital gain recognized by a participant who makes a disqualifying disposition.

Adoption of Proposal No. 3

We believe that our best interests will be served by the approval of Proposal No. 3. The amendment and restatement of the ESPP will enable us to continue to provide to eligible employees of the Company and its subsidiaries an opportunity to acquire an ownership interest in us through the purchase of our common stock and, therefore, to develop a stronger incentive to work for our long-term success. The Compensation Committee approved the amendment and restatement of the ESPP at its meeting held on February 13, 2008.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 3.

AUDIT COMMITTEE REPORT

To the Board of Directors of C. R. Bard, Inc.:

We have reviewed and discussed with management the Company's consolidated audited financial statements as of and for the year ended December 31, 2007.

We have discussed with the independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards No. 114, *The Auditor's Communication With Those Charged With Governance* (which supersedes Statement on Auditing Standards No. 61) by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the communications from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and have discussed with the independent registered public accounting firm its independence. We have considered whether the provision of non-audit services performed by the Company's independent registered public accounting firm is compatible with maintaining auditor independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the consolidated audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

THE AUDIT COMMITTEE
T. Kevin Dunnigan, Chairman
Marc C. Breslawsky
Theodore E. Martin

PROPOSAL NO. 4 — RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected KPMG LLP to audit our accounts for the fiscal year ending December 31, 2008. Because KPMG LLP's report will be addressed to the shareholders as well as the Board of Directors, the holders of our common stock are asked to ratify this selection. We have been advised that representatives of KPMG LLP will be present at the Annual Meeting with the opportunity to make a statement if the representatives desire to do so. We expect that the representatives will be available to respond to appropriate questions.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" PROPOSAL NO. 4.

Fiscal 2007 and 2006 Independent Registered Public Accounting Firm Fee Summary

The following table presents the aggregate fees billed and accrued for professional services rendered by our independent registered public accounting firm in the "audit fees" category and fees billed and accrued in the fiscal years for the "audit-related fees," "tax fees" and "all other fees" categories, in each case as such terms are defined by the SEC, for the fiscal years ended December 31, 2007 and December 31, 2006.

Type of Fees	2007	2006
Audit Fees	$3,365,000	$3,140,000
Audit-Related Fees[1]	$ 181,000	$ 177,000
Tax Fees[2]	$ 773,000	$ 896,000
All Other Fees	—	—
Total	$4,319,000	$4,213,000

(1) Audit-related professional services consisted principally of audits of benefit plans.

(2) The fees billed by KPMG LLP related to tax compliance, tax advice and tax planning for 2007 were $299,000, $384,000, and $90,000, respectively. The fees billed by KPMG LLP related to tax compliance, tax advice and tax planning for 2006 were $327,000, $479,000, and $90,000, respectively.

Audit Committee Pre-Approval Policies and Procedures

It is the Audit Committee's policy and procedure to review, consider and ultimately pre-approve all audit and non-audit services to be performed by our independent registered public accounting firm. The Audit Committee pre-approved all of the services for the fiscal year ended December 31, 2007, described under "Audit Fees," "Audit-Related Fees" and "Tax Fees." The Audit Committee has adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other non-audit services that may be provided to us by the independent registered public accounting firm. The policy: (i) identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the independence of the independent registered public accounting firm is not impaired; (ii) describes in detail the audit, audit-related, tax and other services that may be provided, including the range of fees for such services, and the non-audit services that may not be performed; and (iii) sets forth procedures for the pre-approval of all permitted services. The Audit Committee must separately pre-approve any service not specifically included in the policy, including the fee level for that service.

Any excess in fees for a service over the previously approved level, whether included in the policy or specifically approved by the Audit Committee, requires specific pre-approval by the Audit Committee. The term of any pre-approval is 12 months unless the Audit Committee specifically provides for a different period. In accordance with the policy, the Chairman of the Audit Committee has been delegated the authority to provide any necessary specific pre-approval in the event that the full Audit Committee is not available, provided that any pre-approval decision made by the Chairman for permissible tax services is limited to $25,000. The Chairman must report such approval to the Audit Committee at its next meeting.

PROPOSAL NO. 5 — AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION TO PROVIDE FOR MAJORITY VOTING IN UNCONTESTED ELECTIONS OF DIRECTORS

Our Governance Committee has been monitoring the debate surrounding the appropriate standard by which nominees should be elected to the boards of directors of public companies. Shareholders of many public companies have recently urged that directors be required to receive a majority of the votes cast in favor of their election, rather than be elected under a plurality voting standard, the default standard under the laws of most states. New Jersey law, the law of the state in which we are incorporated, provides that unless a company's certificate of incorporation provides otherwise, a plurality of the votes cast at a meeting of shareholders at which a quorum is present is required to elect a director. Our Restated Certificate of Incorporation currently does not provide for an alternative voting standard for director elections. Therefore, our directors currently are elected by a plurality of the votes cast.

The Governance Committee has concluded that a majority voting standard will enhance our directors' accountability to shareholders and show our commitment to supporting best practices in corporate governance standards. In light of this conclusion and the trend in U.S. public companies towards implementing majority voting standards for election of directors, our Board of Directors has determined that it is advisable to implement a majority voting standard.

To implement a majority voting standard, we must amend our Restated Certificate of Incorporation. Our Board of Directors has adopted a resolution approving a proposed amendment to our Restated Certificate of Incorporation and directing that the proposed amendment be submitted to a vote of our shareholders at the 2008 Annual Meeting. The proposed amendment to our Restated Certificate of Incorporation, the full text of which is attached to this proxy statement as Exhibit C, provides that:

- Except as otherwise required by law, our directors must be elected by the affirmative vote of a majority of the votes cast in an uncontested election, counting as cast those shares for which votes are "withheld"; and

- Our directors must be elected by a plurality of the votes cast in a contested election, which is any election in which the number of nominees exceeds the number of directors to be elected.

Under New Jersey law, a director's term extends until his or her successor is elected and qualified. This is referred to as the "director holdover rule." Accordingly, the adoption of a majority voting standard could result in an incumbent director who receives less than a majority of the votes cast in an uncontested election remaining in office by virtue of the director holdover rule. Subject to approval of this proposal by the shareholders, our Board of Directors has adopted procedures to be included in our Corporate Governance Guidelines requiring that an incumbent director who receives less than a majority of the votes cast in an uncontested election tender his or her resignation and outlining the procedures by which our Board of Directors will consider any such resignations. The mechanics of these procedures work as follows:

- In the event that a nominee who is an incumbent director receives less than a majority of the votes cast in an uncontested election, the director is required to tender his or her resignation promptly;

- Our Governance Committee will consider the resignation offer and recommend to the Board of Directors whether to accept it;

- The Board of Directors will act on the Governance Committee's recommendation within 90 days following certification of the shareholders' vote; and

- In the event that the Board of Directors accepts the resignation, the Board of Directors may decrease the number of directors, fill the vacancy, or take other appropriate action.

The affirmative vote of a majority of the votes cast by shareholders entitled to vote at the 2008 Annual Meeting is required for approval of the amendment to our Restated Certificate of Incorporation. If approved, the amendment to our Restated Certificate of Incorporation will become effective upon the filing of a certificate of amendment with the Secretary of State of the State of New Jersey, which we anticipate would occur promptly after the 2008 Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 5.

MISCELLANEOUS

We do not know of any business other than that described above to be presented for action to the shareholders at the Annual Meeting, but we expect that the proxies will be exercised upon any other matters and proposals that may legally come before the meeting and any adjournments of the meeting in accordance with the discretion of the persons named therein.

The cost of this solicitation will be borne by us. We expect that proxies will be solicited through the use of the mails, but our officers and regular employees may solicit proxies personally or by telephone or special letter. We have retained the firm of Georgeson Inc. to assist in the solicitation of proxies and expect to pay that firm a fee of approximately $8,500 plus out-of-pocket expenses. Although there is no formal agreement to do so, we will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding proxy material to shareholders.

We have furnished our Annual Report to Shareholders and Form 10-K for 2007, including certified financial statements, to all persons who were our shareholders on the record date for the Annual Meeting.

PROPOSALS OF SHAREHOLDERS

We must receive any proposal of a shareholder intended to be presented at the next annual meeting of shareholders and to be included in our proxy statement at our principal executive offices at 730 Central Avenue, Murray Hill, New Jersey 07974 on or before November 14, 2008, pursuant to the requirements of Rule 14a-8 under the Exchange Act.

Our By-laws set forth procedures to be followed by shareholders who wish to bring business before an annual meeting of shareholders (other than proposals to be included in a proxy statement) or nominate candidates for election to the Board of Directors at an annual meeting of shareholders. These procedures require that the shareholder give timely written notice to our Secretary. To be timely, such notice must be delivered to or mailed and received at our principal executive offices not less than 90 days (no later than January 16, 2009 for the 2009 Annual Meeting of Shareholders) nor more than 120 days (no earlier than December 17, 2008 for the 2009 Annual Meeting of Shareholders) prior to the first anniversary of the preceding year's annual meeting of shareholders. In the event that the date of the annual meeting of shareholders is more than 30 days before or more than 60 days after that anniversary date, to be timely, we must receive notice not later than the close of business on the 10th day following the day on which we first make a public announcement of the date of the annual meeting of shareholders.

HOUSEHOLDING

Securities and Exchange Commission rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While we do not household in mailings to our shareholders of record, a number of brokerage firms with account holders who are our shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of our proxy statement and annual report by contacting us at C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974, Attention: Secretary, by calling our Secretary at 908-277-8000 or by accessing our website at www.crbard.com.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

2003 LONG TERM INCENTIVE PLAN
OF
C. R. BARD, INC.
(AS AMENDED AND RESTATED)

Effective as of April 16, 2008, the 2003 Long Term Incentive Plan of C. R. Bard, Inc. (the "Plan") is hereby amended and restated by C. R. Bard, Inc., a New Jersey corporation (the "Corporation"), as set forth herein. The Plan was originally effective as of April 16, 2003.

SECTION 1. — Purpose of the Plan

The 2003 Long Term Incentive Plan of C. R. Bard, Inc. is designed to attract and retain the services of selected employees of the Corporation and its Subsidiaries and to motivate such employees to exert their best efforts on behalf of the Corporation and its Subsidiaries by providing incentives through the granting of Awards. The Corporation expects that it will benefit from the added interest that such employees will have in the welfare of the Corporation as a result of their proprietary interest in the Corporation's success. The Plan may be used to grant equity-based awards under various compensation programs of the Corporation, as determined in the discretion of the Compensation Committee of the Board of Directors of the Corporation and in accordance with the terms hereof. The Committee shall have the full authority to establish the terms and conditions of any Award granted under the Plan, subject to the terms and limitations contained herein.

SECTION 2. — Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) *Act*: The Securities Exchange Act of 1934, as amended (or any successor statute thereto).

(b) *Award*: An Option, Stock Appreciation Right or Other Stock-Based Award granted pursuant to the Plan.

(c) *Board*: The Board of Directors of the Corporation.

(d) *Change of Control*: A change of control of the nature that would be required to be reported in response to Item 1(a) of the Current Report on Form 8-K as in effect on April 16, 2003, pursuant to Section 13 or 15(d) of the Act (other than such a change of control involving a Permitted Holder); provided, that, without limitation, a Change of Control shall be deemed to have occurred if:

(i) any "person" (other than a Permitted Holder) shall become the "beneficial owner", as those terms are defined below, of capital stock of the Corporation, the voting power of which constitutes 20% or more of the general voting power of all of the Corporation's outstanding capital stock; or

(ii) individuals who, as of April 16, 2003, constituted the Board (the "Incumbent Board") cease for any reasons to constitute at least a majority of the Board; *provided*, that any person becoming a Director subsequent to April 16, 2003, whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least three quarters of the Directors comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of the Corporation, which is or would be subject to Rule 14a-11 of the Regulation 14A promulgated under the Act) shall be, for purposes of the Plan, considered as though such person were a member of the Incumbent Board.

For purposes of the definition of Change of Control, the following definitions shall be applicable:

(1) The term "person" shall mean any individual, group, corporation or other entity.

(2) For purposes of this definition only, any person shall be deemed to be the "beneficial owner" of any shares of capital stock of the Corporation:

(i) which that person owns directly, whether or not of record, or

(ii) which that person has the right to acquire pursuant to any agreement or understanding or upon exercise of conversion rights, warrants, or options, or otherwise, or

(iii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (ii) above), by an "affiliate" or "associate" (as defined in the rules of the Securities and Exchange Commission under the Securities Act of 1933, as amended) of that person, or

(iv) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (ii) above), by any other person with which that person or such person's "affiliate" or "associate" (defined as aforesaid) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of capital stock of the Corporation.

(3) The outstanding shares of capital stock of the Corporation shall include shares deemed owned through application of clauses (2)(ii), (iii) and (iv), above, but shall not include any other shares which may be issuable pursuant to any agreement or upon exercise of conversion rights, warrants or options, or otherwise, but which are not actually outstanding.

(e) *Code*: The Internal Revenue Code of 1986, as amended (or any successor statute thereto).

(f) *Committee*: The Compensation Committee of the Board, or such other committee as may be designated by the Board.

(g) *Corporation*: C. R. Bard, Inc., a New Jersey corporation.

(h) *Director*: A member of the Board.

(i) *Disability*: Inability of a Participant to perform in all material respects his duties and responsibilities to the Corporation, or any Subsidiary of the Corporation, by reason of a physical or mental disability or infirmity which inability is reasonably expected to be permanent and has continued (i) for a period of six consecutive months or (ii) such shorter period as the Committee may reasonably determine in good faith. The Disability determination shall be in the sole discretion of the Committee.

(j) *Effective Date*: April 16, 2008, provided that the Plan, as amended and restated, shall have been approved by the shareholders of the Corporation.

(k) *Fair Market Value*: On a given date, (i) if there should be a public market for the Shares on such date, the arithmetic mean of the high and low prices of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on any national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of Shares shall have been reported on the Composite Tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith.

(l) *ISO*: An Option that is also an incentive stock option granted pursuant to Section 6(d) of the Plan.

(m) *LSAR*: A limited stock appreciation right granted pursuant to Section 7(d) of the Plan.

(n) *Other Stock-Based Awards*: Awards granted pursuant to Section 8 of the Plan.

(o) *Option*: A stock option granted pursuant to Section 6 of the Plan.

(p) *Option Price*: The purchase price per Share of an Option, as determined pursuant to Section 6(a) of the Plan.

(q) *Participant*: An employee of the Corporation or any of its Subsidiaries who is selected by the Committee to participate in the Plan.

(r) *Permitted Holder* means, as of the date of determination: (i) an employee benefit plan (or trust forming a part thereof) maintained by the Corporation or any corporation or other person of which a majority of its voting power of its voting equity securities or equity interest is owned, directly or indirectly, by the Corporation (a "Controlled Entity"); (ii) the Corporation or any Controlled Entity; (iii) any entity, which directly or indirectly through a majority-owned Subsidiary, following a transaction described in paragraph (d) above, owns the stock or assets of the Corporation, and in which a majority of the combined voting power of the voting securities of such entity is held by the shareholders of the Corporation who were shareholders of the Corporation immediately prior to such transaction, in substantially the same proportion to each other that they were prior to the transaction; or (iv) an underwriter in a public offering, or purchaser in a private placement, of capital stock by the Corporation.

(s) *Performance-Based Awards*: Certain Other Stock-Based Awards granted pursuant to Section 8(b) of the Plan.

(t) *Plan*: The 2003 Long Term Incentive Plan of C. R. Bard, Inc., as amended from time to time.

(u) *Shares*: Shares of common stock of the Corporation.

(v) *Stock Appreciation Right*: A stock appreciation right granted pursuant to Section 7 of the Plan.

(w) *Subsidiary*: A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

SECTION 3. — Shares Subject to the Plan

Subject to adjustment as provided in Section 9, (i) the total number of Shares which may be issued under the Plan is 14,725,000 and (ii) the maximum number of Shares for which Options and Stock Appreciation Rights or Other Stock-Based Awards under Section 8(b) may be granted during a calendar year to any Participant shall not exceed 900,000. The maximum number of Shares that may be granted as Awards of restricted Shares, unrestricted Shares, restricted Share units, or Other Stock-Based Awards shall not exceed 3,475,000 shares in the aggregate. The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares subject to Awards which are forfeited, terminate or otherwise lapse will be added back to the aggregate number of Shares available under the Plan. Notwithstanding the foregoing, the following Shares shall not become available for issuance under the Plan: (i) Shares tendered by Participants as full or partial payment to the Corporation upon the exercise of Options granted under the Plan; (ii) Shares reserved for issuance upon the grant of Stock Appreciation Rights, to the extent the number of reserved Shares exceeds the number of Shares actually issued upon the exercise of the Stock Appreciation Rights; and (iii) Shares withheld by, or otherwise remitted to, the Corporation to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on restricted Shares or the exercise of Options or Stock Appreciation Rights granted under the Plan.

SECTION 4. — Administration

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof; it is expected that such subcommittee shall consist solely of at least two individuals who are intended to qualify as "Non-Employee Directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Code (or any successor section thereto); *provided, however*, that the failure of the subcommittee to be so constituted shall not impair the validity of any Award made by such subcommittee. Subject to the provisions of the Plan, the Committee shall have exclusive power to select the Participants and to determine the amount of, or method of determining, the Awards to be made to Participants. All Awards granted to Participants under the Plan shall be evidenced by an Award agreement which specifies the type of Award granted pursuant to the Plan, the number of Shares underlying the Award and all terms governing the Award, including, without limitation, terms regarding vesting, exercisability and expiration of the Award. Awards may, in the discretion of the Committee, and to the extent permitted by Section 6(a), be made under the Plan to Participants in assumption of, or in substitution for, outstanding awards previously granted by the Corporation or its affiliates or an entity acquired by the Corporation or with which the Corporation combines. The number of Shares underlying such substitute awards shall be counted against the aggregate number of Shares available for Awards under the Plan. The Shares underlying such previously outstanding awards, if such awards were Awards under this Plan, shall be added back to the aggregate number of Shares available under the Plan. The Committee is authorized to interpret the Plan, to establish, amend or rescind any rules and regulations relating to the Plan and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). The Committee shall have the full power and authority, consistent with the provisions of the Plan, to establish the terms and conditions of any Award and to waive any such terms or conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise, grant or vesting of an Award as a condition to such exercise, grant or vesting. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such withholding taxes by (a) delivery in Shares or (b) having Shares withheld by the Corporation from any Shares that would have otherwise been received by the Participant.

SECTION 5. — Limitations

No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

SECTION 6. — Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, non-qualified or incentive stock options for federal income tax purposes, as evidenced by the related Award agreements between the Corporation and the Option recipient, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) *Option Price*. The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Shares on the date an Option is granted. Notwithstanding any provision in this Plan to the contrary other than the last sentence of this Section 6(a), no Option may be amended to reduce the per Share Option Price of the Shares subject to such Option below the Option Price determined as of the date the Option is granted, nor may an Option be granted in exchange for, or in connection with, the cancellation or surrender of an Option or other Award having a higher Option Price or exercise price. The restrictions set forth in this Section 6 shall not apply to the assumption of, substitution for, or adjustment of outstanding Options that are assumed, substituted, or adjusted in connection with a transaction described in Section 9, provided that the aggregate Option Price times the number of shares underlying the Option immediately before the transaction equals or exceeds the aggregate Option Price times the number of Shares underlying the Option (or substituted Option) immediately following the transaction.

(b) *Exercisability*. Options granted under the Plan shall be vested and exercisable at such times and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c) *Exercise of Options*. Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then vested and exercisable. For purposes of Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Corporation and, if applicable, the date payment is received by the Corporation pursuant to clauses (i), (ii), (iii) or (iv) in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Corporation in full at the time of exercise at the election of the Participant (i) in cash or its equivalent (e.g., by check), (ii) to the extent permitted by the Committee, in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee; *provided*, that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles), (iii) partly in cash and, to the extent permitted by the Committee, partly in such Shares or (iv) if there is a public market for the Shares at such time, subject to rules and limitations established by the Committee, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Corporation an amount out of the proceeds of such sale equal to the aggregate Option Price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares, received such Shares from the Corporation and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(d) *Incentive Stock Options*. The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). Except as otherwise permitted in Section 422 of the Code (or any successor section thereto), no ISO may be granted to any Participant who, at the time of such grant, owns more than ten percent of the total combined voting power of all classes of stock of the Corporation or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant shall promptly notify the Corporation of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such failure to qualify, such Option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; *provided*, that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Corporation or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(e) *Attestation*. Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof that he or she is the beneficial owner (as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto)) of such Shares, in which case the Corporation shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

SECTION 7. — Terms and Conditions of Stock Appreciation Rights

(a) *Grants*. The Committee also may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award agreement).

(b) *Terms*. The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the greater of (i) the Fair Market Value of a Share on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the Option Price of the related Option and (ii) the minimum amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Notwithstanding any provision in this Plan to the contrary other than the next sentence of this Section 7(b), no Stock Appreciation Right may be amended to reduce the exercise price per Share of the Shares subject to such Stock Appreciation Right below the exercise price determined as of the date the Stock Appreciation Right is granted, nor may a Stock Appreciation Right be granted in exchange for, or in connection with, the cancellation or surrender of a Stock Appreciation Right or other Award having a higher exercise price. The restrictions set forth in this Section 7(b) shall not apply to the assumption of, substitution for, or adjustment of outstanding Stock Appreciation Rights that are assumed, substituted, or adjusted in connection with a transaction described in Section 9, provided that the aggregate exercise price times the number of shares underlying the Stock Appreciation Right immediately before the transaction equals or exceeds the aggregate exercise price times the number of Shares underlying the Stock Appreciation Right (or substituted Stock Appreciation Right) immediately following the transaction. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Stock Appreciation Right and as to which the Stock Appreciation Right is exercised. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Corporation the unexercised Option, or any portion thereof, and to receive from the Corporation in exchange therefor an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share, times (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. The date a notice of exercise is received by the Corporation shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time in whole or in part upon actual receipt by the Corporation of written notice of exercise stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share. In no event shall a Stock Appreciation Right be exercisable more than ten years after the date it is granted.

(c) *Limitations*. Subject to Section 12, the Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Stock Appreciation Rights as it may deem fit.

(d) *Limited Stock Appreciation Rights*. The Committee may grant LSARs that are exercisable upon the occurrence of specified contingent events (including, without limitation, a Change of Control). Such LSARs may provide for a different method of determining appreciation, may specify that payment will be made only in cash and may provide that any related Awards are not exercisable while such LSARs are exercisable. Pursuant to Section 4, the Committee is authorized to amend the terms of an LSAR held by any employee subject to Section 16 of the Exchange Act, as may be necessary so that the holding and exercise of such LSAR will be exempt under such Section 16. Unless the context otherwise requires, whenever the term "Stock Appreciation Right" is used in the Plan, such term shall include LSARs.

SECTION 8. — Other Stock-Based Awards

(a) *Generally*. The Committee, in its sole discretion, may grant or sell Awards of Shares, Awards of restricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares ("Other Stock-Based Awards"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives; *provided*, *however*, that the Committee may grant Awards of unrestricted Shares only if the Committee has determined that such Award is made in lieu of salary or cash bonus. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable); *provided*, *however*, that the restricted period specified in respect of any Award of restricted Shares shall not be less than three years, except that the Committee may (i) provide for the restricted period to terminate at any time after one year upon the attainment of performance-based objectives and (ii) the Committee may grant awards of up to 500,000 restricted Shares without regard to this limitation.

(b) *Performance-Based Awards*. Notwithstanding anything to the contrary herein, certain Other Stock-Based Awards granted under this Section 8 may be granted in a manner which is deductible by the Corporation under Section 162(m) of the Code (or any successor section thereto) ("Performance-Based Awards"). A Participant's Performance-Based Awards shall be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if less, the number of days which is equal to 25 percent of the relevant performance period, or as otherwise permitted pursuant to Section 162(m) of the Code (or any successor section thereto). The performance goals, which must be objective, shall be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) return on shareholders' equity; (vi) attainment of strategic and operational initiatives; (vii) customer income; (viii) economic value-added models; (ix) maintenance or improvement of profit margins; (x) stock price, including, without limitation, as compared to one or more stock indices; (xi) market share; (xii) revenues, sales or net sales; (xiii) return on assets; (xiv) book value per Share; (xv) expense management; (xvi) improvements in capital structure; (xvii) costs and (xviii) cash flow. The foregoing criteria may relate to the Corporation, one or more of its Subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with the Code, the performance goals may be calculated without regard to extraordinary, unusual and/or non-recurring items. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; *provided*, *however*, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Section 162(m) of the Code, elect to defer payment of a Performance Based Award. To the extent Section 162(m) of the Code (or any successor section thereto) provides terms different from the requirements of this Section 8(b), this Section 8(b) shall be deemed amended thereby.

SECTION 9. — Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary:

(a) *Generally*. In the event after the Effective Date there is any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares or other property or securities (other than regular cash dividends) or any transaction similar to the foregoing or other transaction that results in a change to the Corporation's equity capitalization, the Committee shall make such substitution or adjustment, if any, as is equitable or appropriate, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of Shares for which Options and Stock Appreciation Rights and Other Stock-Based Awards under Section 8(b) may be granted during a calendar year to any Participant, (iii) the maximum number of Shares which may be granted as Awards of restricted Shares, unrestricted Shares and restricted Share units, (iv) the Option Price, exercise price of any Stock Appreciation Right or purchase price of any Award and/or (v) any other affected terms of an Award or the Plan.

(b) *Change of Control*. In the event of a Change of Control after the Effective Date, except to the extent the Committee has determined otherwise with respect to any Award at or prior to the time of grant, (i) any outstanding Awards then held by Participants which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to the effectiveness of such Change of Control and (ii) the Committee may, but shall not be obligated to, (A) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, may equal the excess, if any, of value of the consideration to be paid in the Change of Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate exercise price of such Options or Stock Appreciation Rights or (B) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion.

SECTION 10. — No Right to Employment or Awards; Excluded Compensation Under Other Plans

The granting of an Award under the Plan shall impose no obligation on the Corporation or any Subsidiary to continue the employment of a Participant and shall not lessen or affect the Corporation's or Subsidiary's right to terminate the employment of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated). No award under the Plan shall be taken into account in determining a Participant's compensation for purposes of any group life insurance or other employee benefit or pension plan of the Corporation.

SECTION 11. — Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

SECTION 12. — Transferability of Awards

An Award shall not be transferable or assignable by the Participant for consideration. An Award may be transferred by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. Upon the

Disability of a Participant, an Award may be exercisable by his or her conservator or representative. At the Committee's discretion, an Award agreement may provide that a Participant may transfer certain Awards to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws, provided that the Participant receives no consideration for the transfer of the Award and the transferred Award shall continue to be subject to the same terms and conditions as were applicable to the Award immediately before the transfer.

SECTION 13. — Share Issuance and Delivery in Compliance With Securities Laws

If in the opinion of counsel for the Corporation (who may be an employee of the Corporation or independent counsel employed by the Corporation), any issuance or delivery of Shares to a Participant will violate the requirements of any applicable federal or state laws, rules or regulations (including, without limitation, the provisions of the Securities Act of 1933, as amended, or the Act), such issuance or delivery may be postponed until the Corporation is satisfied that the distribution will not violate such laws, rules or regulations. Certificates delivered to Participants pursuant to the Plan may bear such legends as the Corporation may deem advisable.

SECTION 14. — Amendments or Termination

The Board may amend the Plan at any time, provided that no amendment shall be made without the approval of the Shareholders of the Corporation that would (a) increase the maximum number of Shares which may be acquired under the Plan, (b) extend the term during which Options may be granted under the Plan, (c) permit the Option Price or exercise price per Share to be less than 100% of the Fair Market Value of the Shares on the date an Option or Stock Appreciation Right is granted (other than as specifically provided in Sections 6(a) and 7(b)), (d) terminate restrictions applicable to Awards (except in connection with a Participant's death, Disability or termination of employment or in connection with a Change of Control) or (e) provide for Awards not permitted pursuant to the terms of the Plan. The Board shall also have the right to terminate the Plan at any time. Without the consent of a Participant (except as otherwise provided in Section 9(a)), no amendment shall materially diminish any of the rights of such Participant under any Award theretofore granted to such Participant under the Plan; *provided, however*, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws.

SECTION 15. — International Participants

With respect to Participants who reside or work outside the United States of America and who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law and practice or otherwise as deemed necessary or desirable by the Committee.

SECTION 16. — Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to conflicts of laws.

SECTION 17. — Effectiveness of the Plan

The Plan shall be effective as of the Effective Date.

1998 EMPLOYEE STOCK PURCHASE PLAN
OF
C. R. BARD, INC.
(AS AMENDED AND RESTATED)

Effective as of April 16, 2008, the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc.(the "Plan") is hereby amended and restated by C. R. Bard, Inc., a New Jersey corporation (the "Corporation"), as set forth herein.

The Plan provides Eligible Employees of the Corporation and its Subsidiaries an opportunity to purchase shares of Common Stock of the Corporation on the terms and conditions set forth below. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended.

SECTION 1. DEFINITIONS

1.01 *"Board"* shall mean the Board of Directors of the Corporation.

1.02 *"Business Day"* shall mean any day the New York Stock Exchange is open for business.

1.03 *"Code"* shall mean the Internal Revenue Code of 1986, as amended.

1.04 *"Committee"* shall mean the Retirement Committee under the Corporation's Retirement Plan, or such other committee as may be designated by the Board.

1.05 *"Common Stock"* shall mean the Corporation's Common Stock, par value $.25 per share.

1.06 *"Compensation"* shall mean with respect to a Participant, the portion of the Participant's "basic pay," as defined in the Retirement Plan, paid to the Participant during the applicable payroll period.

1.07 *"Eligible Employee"* means each employee of the Corporation or any domestic Subsidiary, and each employee of a foreign Subsidiary to which the Plan is extended by the Committee, except: (i) an employee whose customary employment is fewer than 20 hours or less per week; or (ii) an employee whose customary employment is for fewer than five months in any calendar year.

1.08 *"Fair Market Value"* shall mean on a given date, (i) if there should be a public market for the Common Stock on such date, the arithmetic mean of the high and low prices of the Common Stock as reported on such date on the Composite Tape of the principal national securities exchange on which shares of Common Stock are listed or admitted to trading, or, if shares of Common Stock are not listed or admitted on any national securities exchange, the arithmetic mean of the per share closing bid price and per share closing asked price of the Common Stock on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of shares of Common Stock shall have been reported on the Composite Tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of shares of Common Stock have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Common Stock on such date, the Fair Market Value shall be the value established by the Committee in good faith.

1.09 *"Grant Date"* shall mean each January 1 and July 1.

1.10 *"Option"* shall mean an option to purchase shares of Common Stock under the Plan, pursuant to the terms and conditions hereof.

1.11 *"Participant"* shall mean an Eligible Employee who is participating in the Plan pursuant to Section 4.

1.12 *"Purchase Date"* shall mean, except as provided in Section 15, each June 30 and December 31 (or the following Business Day if such date is not a Business Day).

1.13 *"Purchase Price"* shall mean the lesser of 85% of the Fair Market Value of Common Stock on such Grant Date and 85% of the Fair Market Value of a share of Common Stock on such Purchase Date.

1.14 *"Plan"* shall mean the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended from time to time.

1.15 *"Plan Account"* shall mean an account maintained by the Corporation or its designated recordkeeper for each Participant to which the Participant's payroll deductions are credited, against which funds used to purchase shares of Common Stock are charged and to which shares of Common Stock purchased are credited.

1.16 *"Purchase Period"* shall mean the time period between the Grant Date of an Option and the Purchase Date for that Option.

1.17 *"Retirement Plan"* shall mean the Employees' Retirement Plan of C. R. Bard, Inc., as amended and restated.

1.18 *"Subsidiary"* shall mean any corporation, other than the Corporation, in an unbroken chain of corporations beginning with the Corporation if, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 2. COMMON STOCK SUBJECT TO PLAN.

Subject to Section 12, the aggregate number of shares of Common Stock which may be sold under the Plan is 1,750,000. The Corporation may make open-market purchases to provide shares of Common Stock for purchase under the Plan or sell Treasury shares or issue authorized but unissued shares of Common Stock.

SECTION 3. PARTICIPATION IN THE PLAN.

3.01 *Election to Participate*. An Eligible Employee may participate in the Plan by completing and filing with the Corporation or its designated recordkeeper an election form which authorizes payroll deductions from the employee's Compensation. Such deductions shall commence on the first Grant Date thereafter and shall continue until the Employee terminates participation in the Plan, becomes ineligible to participate in the Plan, or the Plan is terminated. An Eligible Employee may participate in the Plan only through payroll deductions. Other contributions will not be accepted.

3.02 *Termination of Participation*.

(a) A Participant may, at any time and for any reason, voluntarily terminate participation in the Plan by written notification of withdrawal delivered to the appropriate payroll office. Such Participant's payroll deductions under the Plan shall cease as soon as practicable following delivery of such notice.

(b) A Participant's participation in the Plan shall be terminated upon termination of such Participant's employment with the Corporation and its Subsidiaries for any reason or when the Participant becomes ineligible to participate in the Plan.

If the former Participant remains employed by the Corporation or any of its Subsidiaries after termination of participation in the Plan, any payroll deductions credited to such Participant's Plan Account shall be used to purchase shares of Common Stock on the next Purchase Date. If the former Participant is no longer employed by the Corporation or any of its Subsidiaries after termination of participation in the Plan, any payroll deductions credited to such Participant's Plan Account shall be paid to such Participant in cash as soon as practicable following termination of employment. An Eligible Employee whose participation in the Plan is terminated may rejoin the Plan by filing a new election form in accordance with subsection (a).

3.03 *Limitations for Certain Eligible Employees*. Notwithstanding the foregoing, an Eligible Employee shall not be granted an Option on any Grant Date if such employee, immediately after the Option is granted, owns stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation or any Subsidiary. For purposes of this paragraph, the rules of Code Section 424(d) shall apply in determining the stock ownership of an individual, and stock which an employee may purchase under outstanding options shall be treated as stock owned by the employee.

SECTION 4. PAYROLL DEDUCTIONS.

4.01 *General*. Payroll deductions shall be made from the Compensation paid to each Participant for each payroll period in such whole percentage from 1% to 10% as the Participant shall authorize in such Participant's election form. The Participant's payroll deduction limitation shall remain in effect for consecutive purchase periods unless the Participant chooses to revoke or revise the election or becomes ineligible to participate in the Plan.

4.02 *Changes in Payroll Deductions*. Subject to the minimum and maximum deductions set forth above, a Participant may change the amount of such Participant's payroll deductions as of the next Grant Date by filing a new election form with the Corporation or its designated recordkeeper no later than ten Business Days in advance of the next Grant Date. The change shall be effective until revoked in writing and filed with the Corporation or its designated recordkeeper no later then ten Business Days in advance of the next Grant Date.

SECTION 5. PURCHASE OF SHARES OF COMMON STOCK.

5.01 *Option Grant*. On each Grant Date, each Participant shall be deemed to have been granted an Option.

5.02 *Limits on Purchase*. No Eligible Employee may be granted an Option which permits such Eligible Employee to purchase Common Stock under the Plan, and any other stock purchase plan of the Corporation or any Subsidiary that is qualified under Section 423 of the Code, to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such Option is granted) for each calendar year in which the Option is outstanding at any time.

5.03 *Purchase Period*. Generally, the Purchase Period for any Option under the Plan shall be six (6) months. Pursuant to Code Section 423, in no event shall a Purchase Period be longer than twenty-seven (27) months.

5.04 *Purchase*. On each Purchase Date, each Participant shall be deemed, without any further action, to have purchased that number of whole shares of Common Stock determined by dividing the Purchase Price into the balance in the Participant's Plan Account on the Purchase Date. Any amount remaining in the Participant's Plan Account shall be carried forward to the next Purchase Date; provided, that in respect of any Purchase Date (other than a date deemed to be a Purchase Date resulting from the termination of a Purchase Period) any Participant may elect (a "Deferral Election") by written notification delivered to the Corporation for its designated recordkeeper (or in such other manner as the Plan Administrator may determine, which other manner will be communicated to Eligible Employees) not less than 10 days prior to such Purchase Date (which election shall remain in effect until revoked in writing) to delay such purchase to the immediately following January 1, in the case of a Purchase Date on June 30, or July 1, in the case of a Purchase Date on December 31 (the "Delayed Purchase Date"), on which date such Participant shall be deemed, without any further action, to have purchased that number of shares of Common Stock determined by dividing the Purchase Price (determined as of the Purchase Date immediately following the date on which the Deferral Election was made) into the cash balance in the Participant's Plan Account as of such Purchase Date; provided, further, that each Participant employed by a Subsidiary organized in Germany, the United Kingdom or Italy or any other country designated from time to time by the Plan Administrator (which designation the Plan Administrator shall promptly make known to affected Eligible Employees) shall be deemed to have made such election unless such Participant elects to the contrary by written notification delivered to the Corporation or its designation recordkeeper (or in such other manner as the Plan Administrator may determine, which other manner will be communicated to Eligible Employees) not less than 10 days prior to such Purchase Date (which election shall remain in effect until revoked in writing).

5.05 *Participant Statements*. As soon as practicable after each Purchase Date, a statement shall be delivered to each Participant which shall include (i) the number of shares of Common Stock purchased on the Purchase Date on behalf of such Participant under the Plan, (ii) the purchase price per share, (iii) the total amount of cash transferred to the Participant's Plan Account pursuant to payroll deductions and (iv) the amount of cash in the Participant's Plan Account that will be carried forward.

5.06 *Stock Certificates*. A stock certificate for whole shares of Common Stock in a Participant's Plan Account shall be issued upon request of the Participant at any time after such shares have been held in such

Participant's Plan Account for a period of six months. Notwithstanding the preceding sentence, if the Participant's employment with the Corporation and its Subsidiaries terminates, a stock certificate for whole shares of Common Stock in such Participant's Plan Account shall be issued as soon as administratively feasible thereafter. Stock certificates under the Plan shall be issued, at the election of the Participant, in such Participant's name or in such Participant's name and the name of another person as joint tenants with right of survivorship or as tenants in common. A cash payment shall be made for any fraction of a share in such account, if necessary to close a Participant's Plan Account.

SECTION 6. RIGHTS AS A SHAREHOLDER.

As of the Purchase Date or the Delayed Purchase Date, as the case may be, a Participant shall be treated as record owner of such Participant's shares purchased pursuant to the Plan.

SECTION 7. RIGHTS NOT TRANSFERABLE.

Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant's lifetime only by the Participant or by the Participant's guardian or legal representative. No rights or payroll deductions of a Participant shall be subject to execution, attachment, levy, garnishment or similar process.

SECTION 8. SALE OF PURCHASED STOCK.

An Eligible Employee must promptly advise the Corporation of any disposition of any shares of Common Stock purchased by the Eligible Employee under the Plan if such disposition shall have occurred within two years after the Grant Date immediately preceding the Purchase Date on which the Eligible Employee purchased such shares.

SECTION 9. APPLICATION OF FUNDS.

All funds of Participants received or held by the Corporation under the Plan before purchase of the shares of Common Stock shall be held by the Corporation without liability for interest or other increment.

SECTION 10. ADJUSTMENTS IN CASE OF CHANGES AFFECTING SHARES.

In the event of a subdivision or consolidation of outstanding shares of Common Stock, or the payment of a stock dividend, the number of shares approved for the Plan shall be increased or decreased proportionately, and such other adjustment shall be made as may be deemed equitable by the Plan Administrator. In the event of any other change affecting the Common Stock, such adjustment shall be made as shall be deemed equitable by the Plan Administrator to give proper effect to such event.

SECTION 11. ADMINISTRATION OF THE PLAN.

The Plan shall be administered by the Committee. The Committee shall have authority to make rules and regulations for the administration of the Plan and its interpretations, and decisions with regard to the Plan and such rules and regulations shall be final and conclusive. It is intended that the Plan shall at all times meet the requirements of Code Section 423, if applicable, and the Committee shall, to the extent possible, interpret the provision of the Plan so as to carry out such intent.

SECTION 12. AMENDMENTS TO THE PLAN.

The Compensation Committee of the Board may amend the Plan at any time provided that no amendment shall be made without the approval of shareholders of the Corporation that would cause the Plan to fail to meet the applicable requirements of Code Section 423.

SECTION 13. TERMINATION OF PLAN.

The Plan shall terminate upon the earlier of (i) the termination of the Plan by the Board or (b) the date no more shares remain to be purchased under the Plan. If the Board terminates the Plan, the date of termination shall be deemed a Purchase Date. If on such Purchase Date Participants in the aggregate have Options to purchase more shares of Common Stock than are available for purchase under the Plan, each Participant shall be eligible to purchase a reduced number of shares of Common Stock on a pro rata basis, and any excess payroll deductions shall be returned to Participants, as determined by the Committee.

SECTION 14. COSTS.

All costs and expenses incurred in administering the Plan shall be paid by the Corporation. Any costs or expenses of selling shares of Common Stock acquired pursuant to the Plan shall be borne by the holder thereof.

SECTION 15. GOVERNMENTAL REGULATIONS.

The Corporation's obligation to sell and deliver Common Stock pursuant to the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such stock.

SECTION 16. APPLICABLE LAW.

The Plan shall be interpreted under the laws of the United States of America and, to the extent not inconsistent therewith, by the laws of the State of New Jersey. The Plan is not to be subject to the Employee Retirement Income Security Act of 1974, as amended, but is intended to comply with Code Section 423, if applicable. Any provisions required to be set forth in the Plan by such Code section are hereby included as fully as if set forth in the Plan in full.

SECTION 17. EFFECT ON EMPLOYMENT.

The provisions of the Plan and the participation of a Participant shall impose no obligation on the Corporation or any Subsidiary to continue the employment of a Participant and shall not lessen or affect the Corporation's or Subsidiary's right to terminate the employment of such Participant.

SECTION 18. WITHHOLDING.

The Corporation reserves the right to withhold from stock or cash distributed to a Participant any amounts which it is required by law to withhold.

SECTION 19. SALE OF CORPORATION.

In the event of a proposed sale of all or substantially all of the assets of the Corporation or a merger of the Corporation with or into another corporation, the Corporation shall require that each outstanding Option be assumed or an equivalent right to purchase stock of the successor or purchaser corporation be substituted by the successor or purchaser corporation, unless the Plan is terminated.

SECTION 20. EFFECTIVE DATE.

The Plan originally became effective as of July 1, 1998, and was approved by the shareholders of the Corporation on April 15, 1998. The Plan was previously amended and restated effective as of July 1, 2005 and April 19, 2006. The Plan, as amended and restated herein, is effective as of April 16, 2008, contingent upon approval of the Plan by the shareholders at the Corporation's 2008 Annual Meeting of Shareholders.

Exhibit C

PROPOSED AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION

The proposed amendment to the Restated Certificate of Incorporation, as discussed in Proposal No. 5 in this proxy statement, would add new Article Fifteenth as follows:

FIFTEENTH: Except as otherwise required by law, directors of the Corporation shall be elected by the affirmative vote of a majority of the votes cast in person or by proxy by the holders of outstanding shares of all classes of capital stock of the Corporation entitled to vote for the election of directors, at a meeting at which a quorum is present, unless the number of nominees exceeds the number of directors to be elected, in which case, directors shall be elected by a plurality of the votes cast in person or by proxy by the holders of outstanding shares of all classes of capital stock of the Corporation entitled to vote for the election of directors, at the meeting at which a quorum is present. Any votes that may be "withheld", within the meaning of Rule 14a-4(b)(2) of the proxy solicitation rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, shall be counted as cast for the purpose of determining the number of votes cast.

Directions to the Dolce Basking Ridge


To
Pennsylvania
80
To
New York
Morristown
287
Garden State Parkway
202
North Maple Avenue
206
Dolce
BASKING RIDGE
24
To
Newark
Airport
78
NJ Turnpike

On I-287 (North or South), take Exit 30-A (North Maple Ave., Basking Ridge). At top of exit ramp, turn right on North Maple Avenue to underpass. First right after underpass is entrance to the Dolce Basking Ridge.



Admission Ticket
Electronic Voting Instructions
You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 6:00 p.m., New York Time, on April 15, 2008.
Vote by Internet
• Log on to the Internet and go to www.envisionreports.com/bcr
• Follow the steps outlined on the secured website.
Vote by telephone
• Within the US, Canada & Puerto Rico, call toll free 1-800-652-VOTE (8683) on a touch tone telephone. There is **NO CHARGE** to you for the call.
• Outside the US, Canada & Puerto Rico, call 1-781-575-2300 on a touch tone telephone. Standard rates will apply.
• Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this ☒ example. Please do not write outside the designated areas.

Annual Meeting Proxy Card

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Proposals — The Board of Directors recommends a vote <u>FOR</u> all the nominees listed and <u>FOR</u> Proposals 2 – 5.

1. Election of Directors for a term of three years:

	For	Withhold		For	Withhold		For	Withhold
01 - T. Kevin Dunnigan	☐	☐	02 - Gail K. Naughton, Ph.D.	☐	☐	03 - John H. Weiland	☐	☐

	For	Against	Abstain		For	Against	Abstain
2. To approve the 2003 Long Term Incentive Plan of C. R. Bard, Inc., as amended and restated.	☐	☐	☐	3. To approve the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as amended and restated.	☐	☐	☐
4. To ratify the appointment of KPMG LLP as independent registered public accounting firm for the year 2008.	☐	☐	☐	5. To approve an amendment to the C. R. Bard, Inc. Restated Certificate of Incorporation to provide for majority voting in uncontested elections of directors.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box

2008 Annual Meeting of C. R. Bard, Inc. Shareholders
April 16, 2008 at 10:00 a.m.
Dolce Basking Ridge
300 North Maple Avenue
Basking Ridge, New Jersey 07920

This portion of your proxy card will serve as an **ADMISSION TICKET** to the Annual Meeting of Shareholders of C. R. Bard, Inc. should you plan to attend.

Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Shareholders to Be Held on April 16, 2008.

The Proxy Statement, the 2007 Annual Report to Shareholders and the Form 10-K of C. R. Bard, Inc. for 2007 are available at www.envisionreports.com/bcr.

IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.



Proxy – C. R. Bard, Inc.

Proxy Solicited On Behalf Of The Board Of Directors

The undersigned hereby constitutes and appoints Todd C. Schermerhorn and Stephen J. Long, and each of them, as attorneys and proxies, with power of substitution, to represent the undersigned and to vote all of the shares of stock of C. R. Bard, Inc. that the undersigned is entitled to vote at the Annual Meeting of Shareholders of C. R. Bard, Inc. to be held at the Dolce Basking Ridge, 300 North Maple Avenue, Basking Ridge, New Jersey on Wednesday, April 16, 2008 at 10:00 a.m. and at any adjournments thereof (a) as specified on the items listed on the reverse hereof, and (b) in accordance with their discretion on any other business which may properly come before said meeting.

This proxy covers all shares for which the undersigned has the right to give voting instructions to Vanguard Fiduciary Trust Company, Trustee of the B.E.S.T. 401(k) Plan (the "Plan"). This proxy, when properly executed, will be voted as directed. If no direction is given to the Trustee by 5:00 p.m. New York time on April 11, 2008, the Trustee will vote your shares held in the Plan in the same proportion as votes received from other participants in the Plan.

This proxy when properly executed will be voted in the manner directed hereon by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" the election of directors for a term of three years, and "FOR" proposals 2 - 5.

TO VOTE OVER THE INTERNET OR BY TELEPHONE, PLEASE SEE THE INSTRUCTIONS ON THE REVERSE SIDE. TO VOTE BY MAIL, PLEASE MARK, SIGN AND DATE ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE POSTAGE-PAID ENVELOPE.

(Items to be voted on appear on reverse side)